SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-33535

China Kanghui Holdings

No. 11 North Changjiang Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

China Kanghui Holdings

Form 6-K

Signature

Exhibit  99.1 — Notice of Extraordinary General Meeting of Shareholders of China Kanghui Holdings to be held on October 31, 2012 and the Proxy Statement related thereto, with attached Appendices.

Exhibit 99.2 — Form of Proxy Card for Holders of Ordinary Shares

Exhibit 99.3 — Form of Voting Instruction Card for Holders of American Depositary Shares

Exhibit 99.4 — ADS Depositary Notice

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/s/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: October 11, 2012

Exhibit 99.1

October 11, 2012

Shareholders of China Kanghui Holdings

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Kanghui Holdings to be held on October 31, 2012, at 10:30 a.m., local time, at our principal executive offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting to be held on October 31, 2012, including at any adjournment or postponement thereof. We hope that you can attend.

The purpose of the extraordinary general meeting is for you and our other shareholders to consider and vote upon a proposal to approve and adopt the agreement and plan of merger providing for the acquisition of China Kanghui Holdings by Medtronic, Inc. through the merger of Kerry Merger Corp., a wholly owned indirect subsidiary of Medtronic, with and into China Kanghui Holdings.

If the merger agreement is approved and adopted by the requisite vote of our shareholders and the merger is completed, holders of our ordinary shares, referred to herein as “Shares,” including Shares represented by American Depositary Shares, referred to herein as “ADSs,” each representing six Shares, will have the right to receive $5.125 per Share or $30.75 per ADS, in each case in cash without interest. Following the merger, China Kanghui Holdings will continue its operations as a privately held company and will be beneficially owned by Medtronic, and as the result of the merger, the ADSs will no longer be listed on the New York Stock Exchange and the American Depositary Shares program for the ADSs will terminate.

Our board of directors has determined that the merger is advisable and fair to, and in the best interests of, our shareholders and approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement (including, but not limited to, the amendment and restatement of our memorandum and articles of association). Our board of directors unanimously recommends that you vote FOR the approval of the merger and the approval and adoption of the merger agreement and any and all transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Pursuant to the merger agreement, the merger cannot occur unless the merger agreement, the merger and the other transactions contemplated by the merger agreement are approved and adopted by the affirmative vote of the holders of at least two thirds of the Shares who, being permitted to do so, attend and vote at the extraordinary general meeting (in person or by proxy), voting by poll. Pursuant to our articles of association, on a poll, each shareholder will have one vote for each Share of which it is a holder.

The consummation of the merger is also subject to the satisfaction of certain other conditions to closing as set forth in the merger agreement.

Regardless of the number of the Shares or ADSs you own, your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. Voting by proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on October 20, 2012, the Share record date, as the chairman of our board of directors has undertaken to demand poll voting at the meeting.

If you own ADSs as of October 11, 2012, the ADS record date, you may instruct Citibank N.A., in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs), how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. Notwithstanding the foregoing, pursuant to Section 4.10 of the Deposit Agreement (as defined in the merger agreement), if the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions.

If you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

The accompanying notice of extraordinary general meeting and proxy statement provide you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

We have engaged Innisfree M&A Incorporated to assist in soliciting proxies from our shareholders in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby.

If you have any questions or need assistance voting your Shares or ADSs, please call our investor relations contact, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.); Ms. Marsha Ma and Ms. Yuenching Miao at the executive offices of the Company located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, telephone number: 021-50319916 (Ms. Ma) and 0519-81982961 (Ms. Miao); fax number: 021-50312913 (Ms. Ma) and 0519-68860686 (Ms. Miao), or Innisfree at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3651 (from other countries). Institutional holders may call 1-212-750-5833.

On behalf of China Kangui Holdings, we would like to thank all of our shareholders for their ongoing support as we prepare to take part in this important event in our history.

Sincerely, /s/ Yikang Jiang	Sincerely, /s/ Libo Yang
Yikang Jiang Chairman of the Board	Libo Yang Chief Executive Officer and Director

The accompanying proxy statement is dated October 11, 2012 and is first being mailed to shareholders on or about October 12, 2012.

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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 31, 2012

Thursday, October 11, 2012

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of China Kanghui Holdings, referred to herein alternately as “the Company,” “us,” “our” or “we,” will be held on October 31, 2012 at the Company’s principal executive offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China at 10:30 a.m., Beijing time, to consider and vote upon the following resolutions:

1. a proposal to approve, by special resolution, the merger and adopt the agreement and plan of merger dated as of September 27, 2012 by and among the Company, Medtronic, Inc., and Kerry Merger Corp., as it may be amended from time to time, referred to herein as the “merger agreement,” and any and all transactions contemplated thereby (including, but not limited to, the plan of merger referred to in Section 233(3) of the Companies Law of the Cayman Islands (2011 Revision), referred to herein as the “Cayman Companies Law,” and the amendment and restatement of the Company’s memorandum and articles of association); and

2. to consider such other business as may properly come before the extraordinary general meeting, including any proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

Pursuant to the Cayman Companies Law, the merger agreement, the merger and the other transactions contemplated by the merger agreement must be authorized by a special resolution, being the affirmative vote of a majority of not less than two thirds of the votes of the record holders of ordinary shares of the Company, referred to herein as “Shares,” who, as being entitled to do so, attend and vote at the extraordinary general meeting.

Only holders of Shares of record at the close of business in the Cayman Islands on October 20, 2012, are entitled to vote at this extraordinary general meeting or any adjournment or postponement thereof. A list of the shareholders of the Company will be available at its principal executive offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

After careful consideration, the board of directors of the Company approved the merger agreement and unanimously recommends that you vote FOR the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and FOR any proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting.

If you intend to vote your Shares at the extraordinary general meeting, then, even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain a proxy from the record holder issued in your name.

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If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Shares that are registered in different names, please ensure that you properly complete all proxy cards sent to you in accordance with the instructions set forth on such proxy cards.

If you own American Depositary Shares, which we refer to herein as “ADSs,” each representing six Shares, as of October 11, 2012, the ADS record date, you may instruct Citibank N.A., referred to herein as the “ADS depositary,” in its capacity as depositary of the ADSs (and as the holder of the Shares underlying the ADSs), how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to vote the underlying Shares at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. Notwithstanding the foregoing, pursuant to Section 4.10 of the Deposit Agreement (as defined in the merger agreement), if the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from the shareholders of the Company in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby.

If you have any questions or need assistance in voting your Shares or ADSs, please call the Company’s investor relations contact, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.); Ms. Marsha Ma and Ms. Yuenching Miao at the executive offices of the Company located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, telephone number: 021-50319916 (Ms. Ma) and 0519-81982961 (Ms. Miao); fax number: 021-50312913 (Ms. Ma) and 0519-68860686 (Ms. Miao), or Innisfree at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3651 (from other countries). Institutional holders may call 1-212-750-5833.

The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose, seniority will be determined by the order in which the names stand in the register of shareholders of the Company.

2.	The instrument appointing a proxy will be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

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3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The chairman of the meeting may at his discretion direct that a proxy card will be deemed to have been duly lodged. A proxy card that is not lodged in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF CHINA KANGHUI HOLDINGS,

/s/ Yikang Jiang
Yikang Jiang
Chairman of the Board

Dated at Beijing, the People’s Republic of China this 11th day of October, 2012.

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PROXY STATEMENT

Dated this 11th day of October, 2012

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(continued)

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SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers About the Extraordinary General Meeting and the Merger,” summarizes the material information contained in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement, and you may obtain such information without charge by following the instructions in “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 77. All references to “dollars” and “$” in this proxy statement are to United States dollars.

The Parties Involved in the Merger

China Kanghui Holdings

China Kanghui Holdings, a Cayman Islands company headquartered in Changzhou, Jiangsu, the People’s Republic of China (or, as we refer to herein, “China,” or the “PRC”), is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. Its proprietary orthopedic implant products consist of 36 product series of orthopedic implants and associated instruments for trauma and spine indications. Its trauma products, used in the surgical treatment of bone fractures, include a wide range of nails, plates and screws, and cranial maxillofacial plate and screw systems. Its spine products, used in the surgical treatment of spine disorders, include screws, meshes, interbody cages, and fixation systems. In this proxy statement, unless otherwise specified or the context otherwise requires, the terms “the Company,” “us,” “our” and “we” refer to China Kanghui Holdings and its subsidiaries.

The Company’s principal executive offices are located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China. Our registered office in the Cayman Islands is at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of our Annual Report.

Medtronic, Inc.

Medtronic, Inc., which we refer to herein as “Parent,” is a public company incorporated under the laws of the State of Minnesota. Its shares are listed on the New York Stock Exchange under the symbol “MDT.” Parent is a global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world. It develops, manufactures, and markets its medical devices in more than 120 countries. Its primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes and ear, nose, and throat conditions.

Parent currently functions under two operating segments, the Cardiac and Vascular Group (composed of the Cardiac Rhythm Disease Management (CRDM) and CardioVascular, Coronary, Structural Heart, and Endovascular businesses) and the Restorative Therapies Group (composed of the Spine, Neuromodulation, Diabetes, and Surgical Technologies businesses).

The principal executive offices of Parent are located at 710 Medtronic Parkway, Minneapolis, Minnesota, 55432.

Kerry Merger Corp.

Kerry Merger Corp., which we refer to herein as “Merger Subsidiary,” is an exempted company incorporated with limited liability under the laws of the Cayman Islands and was formed by Parent solely for the purpose of effecting the merger. The registered office of Merger Subsidiary is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 1104, Cayman Islands, British West Indies.

The Merger (Page 20)

You are being asked to vote for the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby. The merger agreement is dated as of September 27, 2012 among the Company, Parent and Merger Subsidiary, pursuant to which, once the merger agreement is adopted and approved by the requisite vote of the shareholders of the Company and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, Merger Subsidiary will merge with and into the Company, with the Company continuing as the surviving company in the merger with an amended and restated memorandum and articles of association. The Company, as the surviving company, will do business under the name “Medtronic China Kanghui Holdings” following the merger and will be a wholly owned indirect subsidiary of Parent. If the proposed merger is completed, the Company will cease to be a publicly-traded company and its American Depositary Shares, or “ADSs,” will no longer be listed on the New York Stock Exchange, or the “NYSE,” and the American Depositary Shares program for the ADSs will terminate. In addition, 90 days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the U.S. Securities and Exchange Commission, which we refer to herein as the “SEC,” registration of the Shares under the U.S. Securities Exchange Act of 1934, as amended, which we refer to herein as the “Exchange Act,” will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies.

A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

If the merger is approved, the Company will file the plan of merger with the Cayman Islands Registrar of Companies (the “Registrar”) which, if the requirements of the Companies Law of the Cayman Islands (2011 Revision), which we refer to herein as the “Cayman Companies Law,” are satisfied, will register the plan of merger and issue a certificate of merger. The merger will be effective on the date and time the plan of merger is filed with the Registrar.

Merger Consideration (Page 39)

If the merger is completed, our shareholders, other than Parent, Merger Subsidiary, the Company or their respective subsidiaries, and other than our shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law, will be entitled to receive $5.125 in cash for each of our ordinary shares, nominal or par value $0.001 per share, referred to herein each as a “Share” and, collectively, the “Shares,” owned by such shareholders, or $30.75 in cash per ADS (each of which represents six Shares), owned by such shareholders as of the effective time of the merger. If the merger is completed, our shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law, which shareholders are referred to herein as “dissenting shareholders,” will not receive any merger consideration from Parent in connection with the merger and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholder’s Shares, and Parent, Merger Subsidiary, the Company and their respective subsidiaries will have their Shares canceled for no consideration. Dissenting shareholders and Parent, Merger Subsidiary, the Company and their respective subsidiaries are referred to herein as “Excluded Persons.” If there are no dissenting shareholders exercising dissenters’ rights, the total cash consideration to be paid to the Company’s shareholders if the merger is completed will be approximately $816 million.

At the effective time of the merger, each of the Shares beneficially owned by Parent, Merger Subsidiary, the Company or their respective subsidiaries will be cancelled and cease to exist without payment of any consideration. Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law will be cancelled and entitled only to such rights as are granted by Section 238 of the Cayman Companies Law.

At the effective time of the merger, each ordinary share of Merger Subsidiary issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such Shares will be the only issued share capital of the surviving company at the effective time of the merger.

Treatment of Options (Page 40)

If the merger is completed, each outstanding option to purchase Shares, whether or not exercisable or vested, under the Company’s 2006 Share Incentive Plan (the “2006 Incentive Plan”), the 2008 Share Incentive Plan (the “2008 Incentive Plan”), the 2009 Share Incentive Plan (the “2009 Incentive Plan”), and the 2010 Share Incentive Plan (the “2010 Incentive Plan,” and together with the 2006 Incentive Plan, the 2008 Incentive Plan and the 2009 Incentive Plan, the “Company Option Plans”), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.125 exceeds the exercise price per Share of such option.

Record Date and Voting (Page 49)

You are entitled to vote at the extraordinary general meeting only if you have Shares registered in your name at the close of business in the Cayman Islands on October 20, 2012, the Share record date for voting at the extraordinary general meeting, or if you are a record holder of ADSs at the close of business in New York City on October 11, 2012, the ADS record date for voting at the extraordinary general meeting.

If you are a record holder of ADSs on the ADS record date, you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you own ADSs on the ADS record date, you cancel your ADSs (and certify you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City three business days prior to the Share record date and you become a record holder of Shares prior to the close of business in the Cayman Islands on October 20, 2012, the Share record date.

Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof. We expect that, as of the Share record date, there will be 142,320,744 Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. See “Voting Information” below.

Shareholder Vote Required to Approve and Adopt the Merger and the Merger Agreement and the other Transactions Contemplated Thereby (Page 49)

The approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby requires a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution.”

Based on the number of Shares that are entitled to vote at the extraordinary general meeting, approximately 94,880,496 Shares must be voted in favor of the proposal to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby, in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Pursuant to certain irrevocable undertakings entered into by (i) Mr. Yikang Jiang, chairman of the board of directors of the Company, Mr. Libo Yang, chief executive officer and director of the Company, Jun Du, director of the Company, Hongxin Nie, vice president of sales and marketing (Beijing Libeier) and director of the Company, Suyang Zhang, director of the Company, Patricia Peifen Chou, director of the Company, David Su, director of the Company, Shuchun Gao, director of the Company, Junwen Wang, chief financial officer of the Company, Weidong Shan, vice president of sales and marketing (Changzhou Kanghui), Zhimin Wang, vice president of manufacturing (Changzhou Kanghui) and Qian Guo, vice president of manufacturing (Beijing Libeier), and certain shareholder parties related to or affiliated with them, and (ii) IDG-Accel China Growth Fund L.P., a Cayman Islands limited partnership, SIG China Investments One, Ltd., a Cayman Islands exempted company, and TDF Capital China II, LP, a Cayman Islands limited partnership, on the one hand (collectively referred to herein as the “Supporting Shareholders”), and Parent, on the other hand, the Supporting Shareholders have agreed to, among other things, vote their respective Shares in favor of the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and all other resolutions required to effect the merger at the extraordinary general meeting. Collectively, the Supporting Shareholders beneficially own an aggregate of 56,299,150 Shares (which does not include Shares which may be issuable upon the exercise of vested options), which represents approximately 39.56% of the Shares entitled to vote at the extraordinary general meeting. Assuming the Supporting Shareholders comply with their obligations under the irrevocable undertakings and vote all of their Shares in favor of the merger and the merger agreement at the extraordinary general meeting, additional votes approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will not be required if no additional shareholders vote in person or by proxy at the extraordinary general meeting of the shareholders. If all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders, approximately 38,581,346 additional votes approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will be required to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby.

Assuming the Supporting Shareholders comply with the terms of the irrevocable undertakings, a quorum will be present at the extraordinary general meeting. The voting obligations of the Supporting Shareholders contained in the irrevocable undertakings terminate upon the earlier to occur of (i) the effectiveness of the merger and (ii) the termination of the merger agreement by either or both of Parent and the Company in accordance with its terms. See “The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting” beginning on page 43 for additional information.

Voting Information (Page 49)

Holders of Shares

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. If a broker holds your Shares in “street name,” your broker should provide you with instructions on how to vote your Shares.

Holders of ADSs

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail this proxy statement, the accompanying notice of the extraordinary general meeting and a voting instruction card to each holder of record of our ADSs which held such ADS as of the ADS record date. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS depositary will vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts, or “ADRs,” related to those ADSs, in accordance with the instructions set forth in such voting instruction card. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote the Shares represented by ADSs other than in accordance with properly executed voting instruction cards. Notwithstanding the foregoing, pursuant to Section 4.10 of the Deposit Agreement (as defined in the merger agreement), if the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADS(s), the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions.

Alternatively, you may vote the Shares represented by your ADSs directly at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in the Cayman Islands on October 20, 2012. If you wish to cancel your ADSs for the purpose of voting the Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City three business days prior to the Share record date together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($.05 per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Citibank, N.A.—Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If, after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Dissenters’ Rights of Shareholders and ADS Holders (Page 67)

Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to dissent and seek payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on October 31, 2012, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares. Any payment of amounts to shareholders exercising such dissenters’ rights will be funded by the Parent.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT OR SEEK PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES

THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE EXTRAORDINARY GENERAL MEETING ON OCTOBER 31, 2012, AND BECOME HOLDERS OF SHARES BY THE EXTRAORDINARY GENERAL MEETING ON OCTOBER 31, 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Effects of the Proposed Merger

ADSs representing Shares of the Company are currently listed on the NYSE under the symbol “KH.” Following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by Parent. After the merger, the Shares will cease to be listed on the NYSE, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, registration of the Company’s Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies.

Recommendation of the Board of Directors (Page 24)

On September 24, 2012, the board of directors of the Company, after carefully considering all relevant factors, determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE MERGER AND THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND ANY AND ALL TRANSACTIONS CONTEMPLATED THEREBY.

The foregoing summary is qualified in its entirety by reference to, and you are encouraged to refer to, “The Merger—Reasons for the Merger and Recommendation of Our Board of Directors” beginning on page 24, which provides a detailed discussion of the material factors considered by our board of directors in determining to recommend the adoption of the merger agreement.

Financing of the Merger (Page 39)

Parent has represented to the Company in the merger agreement that Parent has, and as of the closing has and will have at all times between the date of the merger agreement and the closing, sufficient funds available to fully fund all of Parent’s and Merger Subsidiary’s obligations under the merger agreement, including payment of the aggregate merger consideration and payment of all fees and expenses related to the transactions contemplated by the merger agreement. The obligation of Parent and Merger Subsidiary to complete the merger is not conditioned on the receipt of any financing.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 69)

As of the date of this proxy statement, Mr. Yikang Jiang, chairman of the board of directors of the Company, Mr. Libo Yang, chief executive officer and director of the Company, Jun Du, director of the

Company, Hongxin Nie, vice president of sales and marketing (Beijing Libeier) and director of the Company, Suyang Zhang, director of the Company, Patricia Peifen Chou, director of the Company, David Su, director of the Company, Shuchun Gao, director of the Company, Junwen Wang, chief financial officer of the Company, Weidong Shan, vice president of sales and marketing (Changzhou Kanghui), Zhimin Wang, vice president of manufacturing (Changzhou Kanghui) and Qian Guo, vice president of manufacturing (Beijing Libeier), together beneficially own 17,757,910 Shares (excluding any Shares issuable upon the exercise of vested options), which represent approximately 12.48% of the Shares expected to be outstanding on the Share record date.

As described above under “Summary—Shareholder Vote Required to Adopt the Merger Agreement” and further described below under “The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting” beginning on page 43, Mr. Yikang Jiang, Mr. Libo Yang, Jun Du, Hongxin Nie, Suyang Zhang, Patricia Peifen Chou, David Su, Shuchun Gao, Junwen Wang, Weidong Shan, Zhimin Wang, and Qian Guo, certain shareholder parties related to or affiliated with them, and IDG-Accel China Growth Fund L.P., SIG China Investments One, Ltd. and TDF Capital China II, LP have agreed with Parent to vote all of the Shares beneficially owned by them in favor of the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby or any related action reasonably required in furtherance thereof, and against any competing proposal at any shareholders’ meeting of the Company.

Opinion of Financial Advisor to the Board of Directors (Page 27)

On September 27, 2012, Piper Jaffray & Co., or “Piper Jaffray,” rendered an opinion to our board of directors that the $5.125 per Share merger consideration and the $30.75 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than Excluded Persons, was fair, from a financial point of view, to such holders of Shares and ADSs, as of September 27, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion.

Piper Jaffray’s opinion was directed to the board of directors of the Company and only addressed the fairness, from a financial point of view, to the holders of Shares and ADSs, other than the Excluded Persons, of the consideration to be received in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The full text of Piper Jaffray’s opinion, dated September 27, 2012, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in connection with its opinion, is attached as Annex B and is incorporated into this proxy statement by reference in its entirety. Piper Jaffray’s opinion was provided for the information of the board of directors of the Company in connection with its consideration of the merger and Piper Jaffray’s opinion does not constitute advice or a recommendation to any holder of Shares or ADSs as to how such person should vote or act on any matter relating to the proposed merger. See “The Merger—Opinion of the Board’s Financial Advisor” beginning on page 27 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 41)

In considering the recommendations of the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executives have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally. These interests include, among others:

•

Provisions under the merger agreement for continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company.

•

Employment agreements between each of (i) Mr. Libo Yang, Ms. Junwen Wang, Mr. Weidong Shan and Mr. Zhimin Wang, and Changzhou Kanghui Medical Innovation Co., Ltd.; (ii) Ms. Hongxin Nie and Mr. Qian Guo, and Beijing Libeier Biology Engineering Research Institute Co., Ltd.; and (iii) Mr. Prakash Pai and Mr. James Oti, and TGM Medical, Inc., which employment agreements provide for compensation and benefits during the term of each of Mr. Yang’s, Ms. Wang’s, Mr. Shan’s, Mr. Wang’s, Ms. Nie’s, Mr. Guo’s, Mr. Prakash’s and Mr. Oti’s employment following the merger and certain restrictive covenants regarding non-competition, non-solicitation and non-interference during and following the employment period.

•

Certain directors and executives hold options to purchase Shares under Company Option Plans and each outstanding option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.125 exceeds the exercise price per Share of such option. We estimate that the total amount to be paid to the directors and officers of the Company in connection with the cancellation of options to purchase Shares will be approximately $67,698,772 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Our board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions and recommendations with respect to the merger agreement and related matters. For a more detailed discussion of these interests, see “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 41.

Limitation on Solicitation and Considering Acquisition Proposals (Page 59)

The merger agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding alternative acquisition proposals (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation; Board Recommendation”). However, subject to specified conditions, we may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited acquisition proposal from such third party if our board of directors determines in good faith (after consultation with its outside financial advisors and outside legal counsel) that the acquisition proposal constitutes, or would be reasonably expected to result in, a superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Company Acquisition Proposals”). See and read carefully “The Merger Agreement—No Solicitation of Company Acquisition Proposals; Change of Recommendation” beginning on pages 59 and 60.

Termination of the Merger Agreement (Page 63)

The merger agreement may be terminated at any time prior to the consummation of the merger:

(a)	by mutual written consent of the Company and Parent; or

(b)	by either of the Company or Parent, if:

•

the merger is not completed by May 27, 2013 (which we refer to herein as the “end date”), provided that this termination right is not available to either the Company or Parent if the failure of the merger to have been consummated on or before the termination date was primarily due to the breach or failure of such party to perform any of its obligations under the merger agreement;

•

any restraint shall be in effect that permanently makes illegal or otherwise prohibits consummation of the merger or permanently enjoins the Company, Parent or Merger Subsidiary from consummating the merger, and such restraint shall have become final and non-appealable; provided that the right to terminate the merger agreement pursuant to this paragraph shall not be available to any party whose breach of any provision of or failure to comply with its obligations under the merger agreement is the primary cause of the imposition of such restraint; or

•	our shareholders do not authorize, approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

(c)	by Parent, if:

•

the board of directors of the Company has (i) changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent or Merger Subsidiary, the Company’s board recommendation or (ii) with respect to an acquisition proposal, failed to confirm publically the Company’s board recommendation within five days of a request to do so by parent, (iii) failed to include the Companies board recommendation in this proxy statement or (iv) has approved, recommended, or otherwise declared advisable any other acquisition proposal; or

•

the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement will have become untrue, such that the corresponding condition to closing would not be satisfied and such condition is incapable of being satisfied by the end date.

(d)	by the Company:

•

if Parent or Merger Subsidiary has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Subsidiary under the merger agreement will have become untrue, such that the corresponding condition to closing would not be satisfied and such condition is incapable of being satisfied by the end date; or

•	prior to the receipt of the shareholders’ approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal.

Termination Fee (Page 64)

The Company is required to pay Parent a termination fee of $24.5 million in the event the merger agreement is terminated in certain circumstances, including if Parent terminates the merger agreement because the board of directors of the Company has made a change in its recommendation with respect to the merger in a manner adverse to Parent, or if we terminate the merger agreement prior to the receipt of the shareholders’ approval in order to enter into an alternative acquisition agreement relating to a superior proposal. For a further description of the circumstances in which the termination fee is payable by the Company to Parent, see “The Merger Agreement—Termination Fee.”

Under no circumstance is Parent required to pay the Company a termination fee or reimburse the Company for costs and expenses incurred in connection with the merger agreement or the transactions contemplated thereby, including the merger.

Certain Material U.S. Federal Income Tax Consequences (Page 71)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Certain Material U.S. Federal Income Tax Consequences” beginning on page 71. The tax consequences of the merger to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Certain Material PRC Income Tax Consequences (Page 74)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law, or the “EIT Law,” or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares and ADSs who are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise for tax purposes or that the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger by our shareholders or ADS holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. See “Certain Material PRC Income Tax Consequences” beginning on page 74.

Certain Material Cayman Islands Tax Consequences (Page 75)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that a Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and registration fees will be payable to the Cayman Islands Registrar of Companies to register the plan of merger. See “Certain Material Cayman Islands Tax Consequences” beginning on page 75.

Regulatory Matters (Page 44)

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Conditions to the Merger (Page 63)

The consummation of the merger is subject to the satisfaction of the following conditions:

•	the merger agreement and merger being approved by the shareholders at the extraordinary general meeting; and

•

no court or other governmental authority of competent jurisdiction described in the Company’s disclosure schedule shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, determination, decree, preliminary or permanent injunction or other order that is in effect and that (i) restrains, enjoins or otherwise prohibits consummation of the merger, (ii) provides a reasonable basis to conclude that the Company, Parent or Merger Subsidiary, any of their respective affiliates or any of their respective directors or officers would be subject to the risk of criminal liability in connection with the consummation of the merger or (iii) imposes limitations on the ability of Parent to hold, or exercise full rights of ownership of, any shares of capital stock of the surviving company, or restricts the ability of Parent to own the business or operations of the Company or any of its subsidiaries, in any of the foregoing cases in this clause (iii) that would reasonably be expected, individually or in the aggregate, to materially and adversely effect Parent or the Company and its Subsidiaries, taken as a whole.

The obligations of Parent and Merger Subsidiary to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•

the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject generally to a material adverse effect (as defined in the merger agreement) exception;

•	the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date of the merger; and

•

there not having been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect, as defined in the merger agreement.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•

the representations and warranties of Parent and Merger Subsidiary in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Subsidiary to consummate the merger and the other transactions contemplated by the merger agreement; and

•	each of Parent and Merger Subsidiary having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

Market Price of the ADSs (Page 46)

The closing price of the ADSs on the NYSE on September 27, 2012, the last trading date prior to the announcement of the proposed merger transaction, was $25.11 per ADS. The merger consideration of $30.75 per ADS to be paid in the merger represents a premium of approximately 22.4% to that closing price, a 26.1% premium over the 30-day average price as quoted by Bloomberg L.P. on September 27, 2012, the last trading day prior to the announcement of the proposed merger transaction and a 50% premium over the undisturbed stock price on July 11, 2012.

Fees and Expenses (Page 66)

If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND

THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	Why am I receiving this proxy statement?

A:	Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting of shareholders or at any adjournments or postponements of the extraordinary general meeting.

Q:	Where and when will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place at the Company’s offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, on October 31, 2012, starting at 10:30 a.m. Beijing time.

Q:	What am I being asked to vote on?

A:	Parent has agreed to acquire the Company under the terms of the merger agreement that is described in this proxy statement. A copy of the merger agreement is attached to this proxy statement as Annex A. In order to complete the merger, our shareholders must vote to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby. We are seeking to obtain this approval at the extraordinary general meeting to be held on October 31, 2012. The approval of this proposal by our shareholders is a condition to the effectiveness of the merger. See “The Merger Agreement—Conditions to the Merger” beginning on page 63.

You are also being asked to vote on a proposal to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby.

This proxy statement, which you should read carefully, contains important information about the merger, the merger agreement and the extraordinary general meeting. The enclosed voting materials allow you to vote your Shares without attending the extraordinary general meeting.

Q:	What will I receive in the merger?

A:	If you own Shares at the time the merger is completed, you will be entitled to receive $5.125 in cash, without interest, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law).

If you own ADSs at the time the merger is completed, you will be entitled to receive $30.75 per ADS in cash, without interest, for each ADS you own as of the effective time of the merger unless you (i) surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the extraordinary general meeting on October 31, 2012 and become a holder of Shares by the extraordinary general meeting on October 31, 2012, and (ii) comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Companies Law, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law.

Q:	How will the Company’s stock options be treated in the merger?

A:	Each outstanding option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.125 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $5.125 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation.

Q:	What vote of our shareholders is required to adopt the merger agreement?

A:	Approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby requires the approval by a special resolution, being a resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given.

Certain of our shareholders have entered into irrevocable undertakings with Parent under which those shareholders have, among other things, agreed to vote their Shares, and have granted Parent a proxy to vote their Shares, representing, in the aggregate, approximately 39.56% of our outstanding Shares, in favor of the merger and the merger agreement. Assuming the Supporting Shareholders comply with their obligations under the irrevocable undertakings and vote all of their Shares in favor of the merger and the merger agreement at the extraordinary general meeting, additional votes approving the merger, and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will not be required if no additional shareholders vote in person or by proxy at the extraordinary general meeting of the shareholders. If all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders, approximately 38,581,346 additional votes approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will be required to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby.

Adoption of the resolution to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to authorize, approve and adopt the merger agreement requires the approval of an ordinary resolution, being the affirmative vote of not less than a majority of the votes cast by such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting

We expect that, as of October 20, 2012, the Share record date for the extraordinary general meeting, 142,320,744 Shares will be outstanding and entitled to vote at the extraordinary general meeting.

Q:	How does the Company’s board of directors recommend that I vote on the proposals?

A:	After careful consideration, our board of directors unanimously recommends that you vote:

•	FOR a proposal to approve, by special resolution, the merger and adopt the agreement and plan of merger dated as of September 27, 2012 by and among the Company, Medtronic, Inc., and Kerry

Merger Corp., as it may be amended from time to time, referred to herein as the “merger agreement,” and any and all transactions contemplated thereby (including, but not limited to, the plan of merger referred to in Section 233(3) of the Cayman Companies Law and the amendment and restatement of the Company’s memorandum and articles of association); and

•

FOR a proposal to consider such other business as may properly come before the extraordinary general meeting, including any proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

You should read “The Merger—Reasons for the Merger and Recommendation Our Board of Directors” beginning on page 24 for a discussion of the factors that our board of directors considered in deciding to recommend the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby. In addition, in considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that some of the Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 41.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share record date for voting at the extraordinary general meeting is October 20, 2012. Only shareholders entered in the register of shareholders of the Company at the close of business in the Cayman Islands on the Share record date are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is October 11, 2012. Only ADS holders of record of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City three business days prior to the Share record date and become a record holder of Shares by the close of business in the Cayman Islands on October 20, 2012, the Share record date.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of at least two shareholders representing at least one-third of the Company’s outstanding voting Shares on the Share record date will constitute a quorum for the extraordinary general meeting. Assuming the Supporting Shareholders comply with the terms of the irrevocable undertakings, a quorum will be present at the extraordinary general meeting.

Q:	After the merger is completed, how will I receive the cash for my Shares?

A.	As soon as practicable after the merger is completed, you will be sent, in a separate mailing, a letter of transmittal and other documents to be completed and delivered to the paying agent for the merger in order to receive the per Share merger consideration of $5.125 in cash without interest. Once you have submitted your properly completed documents to the paying agent, including a letter of transmittal and share certificates, if applicable, the paying agent will send you the merger consideration.

If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Companies Law, upon completion and delivery of the letter of transmittal and surrender of the share certificates (or affidavit and indemnity of loss in lieu of the share certificates), the paying agent will send to you the per Share merger consideration of $5.125 in cash, without interest, in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights in accordance with Section 238 of the Cayman Companies Law, upon completion and delivery of the letter of transmittal, the paying agent will automatically send to you the per Share merger consideration of $5.125 in cash, without interest, in exchange for the cancellation of your Shares after completion of the merger. In the event of a transfer of beneficial ownership of the Shares that is not registered in the register of shareholders of the Company, such transferee may be issued $5.125 in cash for such transferred Shares payable upon due surrender of the share certificates representing such transferred Shares, if the share certificates (if any) which immediately prior to the effective time represented such Shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your Shares of the Company are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the cash for my ADSs?

A.	If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $30.75 per ADS in cash without interest (with the $.05 per ADS cancellation fee payable by the surviving company pursuant to the merger agreement).

If your ADSs are represented by certificates, also referred to as ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you the per ADS merger consideration of $30.75 in cash, without interest (less $.05 per ADS cancellation fee payable by the surviving company pursuant to the merger agreement), in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you the per ADS merger consideration of $30.75 in cash, without interest, in exchange for the cancellation of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a duly completed and signed U.S. Internal Revenue Service Form W-8 or W-9. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check or wire transfer for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee if the ADSs are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee

Q:	How do I vote if Shares are registered in my name?

A:

If Shares are registered in your name (that is, you do not hold ADSs or otherwise hold through a bank or broker) as of the record date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible, but in any event, the proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012 so that your Shares will be represented and may be voted at the extraordinary general meeting. You may also return your proxy by fax or by email by following the instructions shown on your proxy card.

Alternatively, if you own Shares as of the record date, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on October 11, 2012, the ADS record date, you may instruct the ADS depositary (as the record holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:30 a.m. New York City time on October 25, 2012. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of extraordinary general meeting and a voting instruction card. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions in the voting instruction cards received from holders of ADSs as of the close of business in New York City on October 11, 2012, the ADS record date. The ADS depositary must receive such voting instruction cards no later than 10:30 a.m. New York City time on October 25, 2012. The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. Notwithstanding the foregoing, pursuant to Section 4.10 of the Deposit Agreement (as defined in the merger agreement), if the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADS(s), the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do. If the enclosed voting instruction card is signed but is missing voting instructions, the ADS Depositary will deem such holder of ADSs to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City three business days prior to the Share record date and become a holder of Shares by, and own such Shares as of, the close of business in the Cayman Islands on October 20, 2012, the Share record date. If you wish to cancel your ADSs to vote at the extraordinary general meeting, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation prior to the close of business in New York City three business days prior to the Share record date together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($.05 per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either

(x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Citibank, N.A.—Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:	If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote.

Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to approve the merger and adopt the merger agreement and the any and all transactions contemplated thereby?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Holders of our Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to China Kanghui Holdings, No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:30 a.m. New York City time on October 25, 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary.

•	Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	Should I send in my share certificates or my ADRs now?

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your share certificates or your ADRs for the merger consideration. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration. Please do not send your certificates in now.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry form) will receive their cash consideration shortly after the merger is completed in accordance with the instructions provided in the letter of transmittal mailed to each such holder.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:	The record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares after the record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration of $5.125 in cash without interest to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

The record date of ADSs for the extraordinary general meeting is October 11, 2012. If you transfer your ADSs after the ADS record date but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the per ADS merger consideration of $30.75 in cash without interest to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:	Do shareholders have dissenters’ rights?

A:	Yes. Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting to be held on October 31, 2012, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the extraordinary general meeting on October 31, 2012, and become registered holders of Shares by the extraordinary general meeting on October 31, 2012. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter and dissenters’ rights with respect to the Shares under Section 238 of the Cayman Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 67 as well as “Annex C—Cayman Companies Law (2011 Revision)—Section 238” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to perfect dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs at the ADS depositary’s office at Citibank NA, Depositary Receipts Operations, 480 Washington Boulevard, 30th Floor, Jersey City, NJ 07310; Attn: ADS Administration. Upon your payment of its fees, including the applicable ADS surrender fee ($.05 per ADS being cancelled), and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares), the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS depositary for these purposes is the extraordinary general meeting on October 31, 2012.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	To assist in the solicitation of proxies, the Company has engaged Innisfree M&A Incorporated as its proxy solicitor.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company’s investor relations contact, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.), Ms. Marsha Ma and Ms. Yuenching Miao at the executive offices of the Company located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, telephone number: 021-50319916 (Ms. Ma) and 0519-81982961 (Ms. Miao); fax number: 021-50312913 (Ms. Ma) and 0519-68860686 (Ms. Miao), or Innisfree at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3651 (from other countries). Institutional holders may call 1-212-750-5833.

THE MERGER

Background of the Proposed Merger

Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

As part of the ongoing evaluation of our business, we consider a variety of strategic alternatives and have acquired various businesses over the years. In that regard, representatives of the Company have from time to time discussed potential business relationships with representatives of various companies in the medical device industry that might expand our business, improve our competitive position and enhance shareholder value.

In March 2012, the Company began having more in depth conversations with potential acquirers to explore whether a sale transaction would be in the best interests of the Company and its shareholders. As part of these conversations, executives from Parent visited the Company in March and again in early May.

In May 2012, the Company’s board of directors held a teleconference to discuss moving forward with exploring whether there were acquirers that would be interested in acquiring the Company on financial and other terms that would be acceptable to the Company.

Shortly thereafter, the Company retained Piper Jaffray & Co. (“Piper Jaffray”) as its financial advisor, and O’Melveny & Myers LLP (“O’Melveny”) as its legal advisor, to assist the Company in its consideration of a transaction.

On May 16, 2012, one of the Company’s executive officers and Piper Jaffray participated in a teleconference with senior executives of Party C and discussed arranging a more detailed in-person meeting.

On May 25, 2012, Piper Jaffray, at the Company’s direction, contacted four parties to explore interest in a possible transaction with the Company. Parent was one of these parties and we refer to the other three parties as Party A, Party B and Party C. All four parties expressed interest in exploring a potential transaction with the Company and executed a confidentiality agreement on customary terms with the Company.

Senior management and Piper Jaffray prepared a confidential management presentation describing the Company’s business, growth strategy and financial projections.

On June 13, 2012, the Company’s senior management team conducted an in-person management presentation to Party A. Party A also received a tour of the Company’s Changzhou facility. Following the meeting, the Company and Piper Jaffray received an initial response from Party A that Party A would be interested in conducting more diligence and evaluation toward a potential transaction with the Company.

On June 14, 2012, the Company’s senior management team conducted an in-person management presentation to Parent. Parent also received a tour of the Company’s Changzhou facility. Following the meeting, the Company and Piper Jaffray received an initial response from Parent that Parent would be interested in conducting more diligence and evaluation toward a potential transaction with the Company.

On June 21, 2012 the Company’s senior management team conducted a management presentation by teleconference to Party B. Party B had previously visited the Company’s facility in 2011 and met with the senior management of the Company.

On June 27, 2012, Piper Jaffray received an initial response from the advisors to Party B that Party B would be meeting with their executive team to discuss interest in a potential transaction with the Company.

On July 2, 2012, the Company’s CEO met with senior executives from Party C at a hotel in Changzhou.

On July 5, 2012 the Company’s CEO participated in a teleconference with one of the executive officers of Parent.

On July 5, 2012, an executive officer and representative from Piper Jaffray participated in a teleconference with senior executives from Party C. The Company received an initial response from Party C that Party C would be interested in a potential transaction with the Company.

On July 10, 2012, Parent made an initial proposal to the Company to acquire the Company for $26.00 to $28.00 per ADS in cash, with a requirement for exclusivity for 45 days. After reviewing this proposal with Piper Jaffray and O’Melveny, the Company concluded that the proposal was inadequate from a financial perspective, and instructed Piper Jaffray to communicate that response to Parent, and to seek a higher price.

On July 11, 2012, Parent submitted a revised proposal to Piper Jaffray to acquire the Company for $30.00 per ADS in cash, together with a requirement for exclusivity for 45 days.

On July 12, 2012, the board of directors of the Company convened a board meeting via conference call to discuss Parent’s revised proposal and status of other ongoing conversations with Party A, Party B and Party C. Also participating in this board meeting were Piper Jaffray and O’Melveny. The Board directed Piper Jaffray to convey to Parent an unwillingness to grant exclusivity and move forward at $30.00 per ADS, and to indicate that the Company would be willing to convene another management meeting with Parent to allow Parent to understand additional sources of value.

On July 12, 2012, Parent conveyed a willingness to consider increasing their proposal subject to another meeting among the senior executives of both parties.

On July 12, 2012, Party C sent the Company a letter noting that they would not pursue an acquisition transaction with the Company at this time.

On July 16, 2012, Piper Jaffray received a call from the advisors to Party B that Party B had been delayed in their evaluation but remained interested in a potential transaction with the Company. Around the same time, an officer of Party B called Piper Jaffray and indicated that Party B was considering an offer for the Company at a per ADS price that was not as high as the per ADS price offered by Parent. No formal indication of interest from Party B was ever provided.

On July 17, 2012 and July 18, 2012, the Company conducted another management presentation with representatives of Parent as well as a facility tour.

On July 24, 2012, Party A submitted a proposal to Piper Jaffray to acquire the Company for $28.50 per ADS in cash, together with a requirement for exclusivity for 60 days.

On July 24, 2012, Parent contacted representatives of Piper Jaffray and reiterated their previously revised proposal of $30.00 per ADS, with a requirement for exclusivity for 45 days.

On or around July 25, 2012, the Company and the board of directors of the Company determined to form a transaction monitoring group consisting of Libo Yang, Chen Yu, Hongxin Nie and Yikang Jiang (the “Transaction Monitoring Group”) to assist in the day to day monitoring and negotiation of the transaction. The Transaction Monitoring Group would be subordinate to the board of directors of the Company.

On or around July 25, 2012, the Transaction Monitoring Group convened by teleconference. The Transaction Monitoring Group determined the price proposed by Parent was inadequate, but that they would be willing to grant exclusivity to Parent on the basis of an offer of $32.00 per ADS. This feedback was conveyed to an executive of Parent.

On or around July 26, 2012 an officer of the Company had discussions with a senior executive from Party A who conveyed that Party A would require more diligence before considering increasing its proposed price per share.

On July 26, 2012, Parent submitted a further increased proposal to acquire the Company for $30.75 per ADS ($5.125 per ordinary share) in cash, together with the exclusivity requirement of 45 days. The Transaction Monitoring Group agreed to support this proposal on the evening of July 26, 2012.

On the evening of July 26, 2012, the board of directors of the Company convened a board meeting to discuss Parent’s further increased proposal. Also attending this board meeting were Piper Jaffray and O’Melveny. Following the meeting, an officer of the Company conveyed its board of directors’ decision grant an exclusive period of time to conduct diligence and negotiate definitive agreements to an executive officer of Parent.

On or around July 27, 2012, the Company executed a 45 day exclusivity agreement with Parent.

Later on July 27, 2012, Party A submitted an increased proposal to acquire the Company for $31.00 per ADS, together with a requirement for exclusivity for 60 days. Because the Company had agreed to exclusivity with Parent, the Company did not respond to Party A.

On July 30, 2012, Piper Jaffray provided to Parent the draft merger agreement and draft irrevocable undertaking that had been prepared by O’Melveny for the proposed transaction.

On August 2, 2012, Party A sent an email to the Company requesting to continue discussions for a possible transaction. Due to the progress being made with Parent and Company’s exclusivity obligations with Parent, the Company did not respond.

On August 14, 2012, Party A again contacted a representative of the Company, and again requested that Party A and the Company continue discussions for a possible transaction. Due to the progress being made with Parent and Company’s exclusivity obligations with Parent, the Company did not respond.

On August 14, 2012, representatives of Parent attended management presentations by the Company’s management in Changzhou, China. Parent also began its financial and legal due diligence investigation of the Company. During August 14, 2012 through August 17, 2012, a number of financial and legal due diligence meetings and break out sessions occurred, and Piper Jaffray and O’Melveny had numerous meetings and conference calls with Parent and its financial advisor, Citigroup Global Markets Inc. (“Citi”), its legal advisor, Baker & McKenzie LLP (“Baker”), and its audit and accounting advisor, Ernst & Young (“E&Y”). Additionally, from August 17, 2012 through September 27, 2012, Parent, Citi, Baker and E&Y conducted additional financial and legal due diligence on the Company.

On August 22, 2012, Baker delivered markups of the merger agreement and irrevocable undertaking to O’Melveny, which markups contained the comments of Parent and Baker. O’Melveny reviewed those markups, and summarized the significant issues for the Company, its executive officers and its board of directors.

During August 27, 2012 through August 31, 2012, a number of due diligence meetings and break out sessions occurred at locations in Changzhou, China and Beijing, China between senior management of Parent and the Company.

On August 28, 2012, after discussing the significant issues in the markups delivered by Baker, O’Melveny delivered revised drafts of the merger agreement and the irrevocable undertaking to Baker.

On August 30, 2012, O’Melveny and Baker held a telephone conference call to negotiate the merger agreement and the irrevocable undertakings. Significant issues that were discussed included the “deal protection” terms (such as the acquisition proposals covenant, and the termination fee), the conditions to the merger, and the representations and warranties and other covenants in the merger agreement.

On September 4, 2012, the Company’s board of directors held a meeting to discuss the proposed transaction with Parent. Also attending this meeting were Piper Jaffray and O’Melveny. O’Melveny reviewed with the board of directors their fiduciary duties generally, and also reviewed their fiduciary duties in connection with a potential business combination transaction. Piper Jaffray reviewed with the board of directors a preliminary valuation assessment of Parent’s $30.75 per ADS ($5.125 per ordinary share) offer. Questions were asked by the Company’s board of directors of Piper Jaffray and O’Melveny, and discussion then ensued among the Company’s directors. The Company’s board of directors instructed the Company’s executive officers, Piper Jaffray and O’Melveny to continue to make progress with Parent with a view toward signing a definitive agreement.

On September 6, 2012, Baker delivered revised markups of the merger agreement and the irrevocable undertakings to O’Melveny.

On or around September 8, 2012, O’Melveny and Baker held another telephone conference call to negotiate the merger agreement and the irrevocable undertakings.

On September 13, 2012, O’Melveny delivered revised drafts of the merger agreement and the irrevocable undertakings to Baker, in light of the telephone conference call.

On September 13, 2012, Parent made a request for an extension of the exclusivity period. The Transaction Monitoring Group considered that request, and in light of the progress that had been made with Parent on due diligence and on the merger agreement and related agreements, the Transaction Monitoring Group was of the view that the Company should agree to extend the exclusivity period with Parent to September 25, 2012.

On September 13, 2012, the Company received a further inquiry from Party A, requesting that discussions be continued for a proposed transaction. Due to the significant progress being made with Parent, the likelihood of reaching a definitive agreement with Parent in the near term, and Company’s exclusivity obligations with Parent, the Company did not respond.

On September 14, 2012, the Company executed an extension of the exclusivity period with Parent so that exclusivity would expire on September 25, 2012.

On September 18, 2012, Baker delivered further revised drafts of the merger agreement and irrevocable undertakings to O’Melveny.

On September 20, 2012, the Company approached its three significant fund shareholders, SIG China Investments One, Ltd., IDG-Accel China Growth Fund L.P. and TDF Capital China II, LP. (the “Fund Shareholders”), to ask them to sign irrevocable undertakings to support the transaction, and explained that Parent insisted that these shareholders sign irrevocable undertakings to support the transaction. The Company impressed upon the Fund Shareholders the confidential nature of the transaction.

On September 21, 2012, the Company received a formal letter from Party A that reiterated Party A’s previous proposal to acquire the Company for $31.00 per ADS, with a requirement for exclusivity for 60 days. Later that afternoon, the financial advisor to Party A contacted Piper Jaffray regarding Party A’s formal letter. The Company, and its directors and executive officers, and Piper Jaffray and O’Melveny, carefully reviewed Party A’s formal letter. However, due to the significant progress being made with Parent, the likelihood of reaching a definitive agreement with Parent in the near term, the fact that Party A had not yet conducted any financial or legal due diligence, the fact that Party A had not yet submitted any comments on a draft merger agreement or irrevocable undertaking, and Company’s exclusivity obligations with Parent, the Company did not respond to Party A.

On September 21, 2012, Parent, on behalf of Beijing Libeier Biology Engineering Research Institute Co. Ltd., and TGM Medical, Inc., also delivered proposed forms of employment agreements and related agreements to certain members of the Company’s management.

From September 21, 2012 through September 24, 2012, Baker and O’Melveny held numerous additional telephone conferences to negotiate the terms of the merger agreement and the irrevocable undertakings.

On September 24, 2012, the Company’s board of directors held a meeting to discuss the proposed transaction. O’Melveny again reviewed with the board of directors their fiduciary duties generally, and also reviewed their fiduciary duties in connection with a potential business combination transaction such as the proposed transaction with Parent. O’Melveny also reviewed with the Company’s board of directors in detail the terms of the proposed merger agreement, the terms of the proposed irrevocable undertakings, and noted that certain members of management would sign employment agreements with Changzhou Kanghui Medical Innovation Co., Ltd., Beijing Libeier Biology Engineering Research Institute Co. Ltd. and TGM Medical, Inc. Piper Jaffray then reviewed with the board of directors the financial valuation assessment of Piper Jaffray of Parent’s $30.75 per ADS ($5.215 per ordinary share) offer. Piper Jaffray also delivered its oral opinion, subsequently confirmed in writing, that the $30.75 per ADS ($5.215 per ordinary share) offer was fair from a financial point of view to the shareholders of the Company. Questions were asked by the Company’s board of directors of Piper Jaffray and O’Melveny, and discussion then ensued among the Company’s directors. The Company’s board of directors voted in favor of the proposed transaction with Parent on the price and terms described at the board meeting, subject to finalizing the merger agreement, irrevocable undertakings and employment agreement on the terms described at the board meeting and with such changes as the executive officers of the Company determined to be in the best interests of the Company and its shareholders, with the caveat that if there were any significant changes to the terms of the proposed transaction, that another board meeting would be convened to assess any such additional significant change. The Company’s board of directors then instructed the Company’s executive officers, Piper Jaffray and O’Melveny to continue to seek to reach a definitive agreement with Parent promptly.

From September 24, 2012 through September 27, 2012, the Company’s executive officers, Piper Jaffray and O’Melveny, on the one hand, and Parent, Citi and Baker, on the other hand, held additional negotiations to finalize the terms of the merger agreement, the irrevocable undertakings and the employment and related agreements.

On September 25, 2012, the exclusivity period with Parent expired. At this time, the Company considered whether to pursue any discussions or negotiations with Party A. However, the Company determined not to pursue any discussions or negotiations with Party A as Parent had completed its due diligence and the Company and Parent were close to signing the merger agreement and related agreements and thus, in light of the fact that negotiations with Parent were highly likely to conclude within the next one or two days, there was significantly more certainty of reaching a definitive agreement with Parent as compared to Party A.

On September 27, 2012, Parent, Merger Subsidiary and the Company signed the merger agreement, the directors and executive officers of the Company and Parent signed irrevocable undertakings, the Fund Shareholders and Parent signed irrevocable undertakings, and Parent and members of management signed the employment and related agreements. Parent and the Company then publicly announced the transaction.

Reasons for the Merger and Recommendation of Our Board of Directors

Our board of directors unanimously recommends that you vote “FOR” the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and “FOR” any adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adopting and approving the merger agreement and approving any and all transactions contemplated thereby at the time of the extraordinary general meeting.

At a special meeting of our board of directors on September 24, 2012, after careful consideration, including consultation with financial and legal advisors, our board of directors determined that the merger agreement and the merger are advisable, fair to and in the best interests of the Company and its shareholders and approved the merger agreement. In the course of reaching its decision over several board meetings, our board of directors consulted with our senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not necessarily in order of relative importance):

•

our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders, including the alternative of remaining a publicly-traded company;

•	the increased costs of regulatory compliance for public companies;

•	the trends in the Company’s industry, including industry consolidation and competition;

•

the possible alternatives to the merger (including the possibility of continuing to operate the Company as an independent entity and the perceived risks of that alternative), the range of potential benefits to its shareholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and our board of director’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the merger, taking into account risks of execution as well as business, competitive, industry and market risks;

•	the limited trading volume of our ADSs on the NYSE;

•

the belief of the board of directors that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•

the all-cash merger consideration, which will allow our shareholders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares and ADSs, while avoiding the risks inherent in the Company’s long-term business plan;

•

the fact that the closing price of the ADSs on the NYSE on September 26, 2012, the date prior to the merger agreement, was $24.50 per ADS. The merger consideration of $30.75 per ADS to be paid in the merger represents a premium of approximately 25.5% to that closing price and a 26.1% premium over the 30-day average price as quoted by Bloomberg L.P. on September 26, 2012, the date prior to the merger agreement;

•

the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS merger consideration of $30.75, as adjusted for present value;

•

the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from a range of $4.3333 to $4.6666 per Share (or $26 to $28 per ADS) to $5.125 per Share (or $30.75 per ADS);

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

•	the Company’s ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement; and

•

the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent, which the board of directors believed supported the conclusion that a transaction with Parent could be completed in an orderly manner;

•

the financial analysis reviewed by Piper Jaffray with the Company’s board of directors, and the opinion of Piper Jaffray, dated September 27, 2012, to the Company’s board of directors as to the fairness, from a financial point of view, as of September 27, 2012, of the $5.125 per Share merger consideration and the $30.75 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than the Excluded Persons, in the merger, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion (see “The Merger—Opinion of the Board’s Financial Advisor”);

•

the ability of our board of directors under certain circumstances, pursuant to the terms of the merger agreement described below in “Merger Agreement—No Solicitation of Company Acquisition Proposals” and “The Merger Agreement—Change of Recommendation,” to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the merger agreement and the date of the approval of the merger by our shareholders, to furnish information and conduct negotiations with such third parties and, in certain circumstances, to terminate the merger agreement, subject to the payment to Parent of a termination fee, and accept a superior proposal, consistent with our board of directors’ fiduciary obligations;

•

the belief that the $24.5 million termination fee that would be payable by the Company to Parent in connection with the termination of the merger agreement to enter into a superior proposal (which represents approximately 3% of the aggregate fully diluted equity value of the transaction under the merger agreement) was reasonable in the context of termination fees payable in other transactions and in light of the overall terms of the merger agreement; and

•

the availability of dissenters’ rights to the shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ and dissenters’ rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Company’s board of directors also considered the following potentially negative factors concerning the merger agreement and the merger (not necessarily in order of relative importance):

•

the fact that the Company will no longer exist as an independent public company and its shareholders will have no ongoing equity participation in the Company following the merger, and that the Company’s shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company’s Shares;

•

the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on customers, employees, suppliers, and relationships with other third parties, including the potential negative reaction of these parties to the fact that the Company would be merging with another party or acquired by Parent;

•

the restrictions on the conduct of the Company’s business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

•

the conditions to Parent’s obligation to complete the merger and the right of Parent to terminate the merger agreement in certain circumstances, including for breaches by the Company of its representations, warranties, covenants and agreements in the merger agreement;

•

the fact that under the terms of the merger agreement, the Company cannot solicit other acquisition proposals and must pay to Parent a termination fee of $24.5 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to shareholders than the merger;

•	the fact that the Company’s right to terminate to accept a superior proposal is subject to Parent’s matching rights and payment by the Company of the termination fee;

•

the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on the price of our ADSs on the NYSE and on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel; and

•

the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under “Certain Material U.S. Federal Income Tax Consequences”).

During its consideration of the transaction with Parent, our board of directors was also aware that some of our directors and executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally, as described in “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 41.

The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive and only includes the material factors considered by our board of directors. In view of the large number of factors considered by our board of directors in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, our board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did our board of directors evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others.

Opinion of the Board’s Financial Advisor

Pursuant to an engagement letter dated as of May 18, 2012, the Company retained Piper Jaffray to act as its financial advisor in connection with the merger. At a telephonic meeting of the board of directors of the Company on September 24, 2012, Piper Jaffray rendered its preliminary oral opinion to the board of directors, later confirmed in a written opinion dated September 27, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the per share merger consideration of $5.125 in cash is fair, from a financial point of view, to the holders of Shares (other than Excluded Shares), and that the per ADS merger consideration of $30.75 per ADS is fair, from a financial point of view, to the holders of ADSs (other than holders of ADSs representing Excluded Shares) in each case as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated September 27, 2012, confirming its oral opinion rendered to the board of directors on September 24, 2012, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B to this proxy statement and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness of the per Share merger consideration, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares), and fairness of the per ADS merger consideration, from a financial point of view, to the holders of ADSs (other than holders of ADSs representing Excluded Shares), in each case as of the date of the opinion. Piper Jaffray’s opinion was directed to the board of directors of the Company in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated September 22, 2012;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in the two immediately preceding clauses above, as well as the Company’s business and prospects before and after giving effect to the merger;

•	reviewed the current and historical reported prices and trading activity of the ADSs and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant; and

•	performed a discounted cash flow analysis on a stand-alone basis.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion. No limitations were imposed by the Company on the scope of Piper Jaffray’s investigation or the procedures followed by Piper Jaffray in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the rendering of its opinion, which was reviewed with, and preliminarily delivered to, the board of directors at a telephonic meeting held on September 24, 2012 and finally delivered on September 27, 2012. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the board of directors.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the board of directors of the Company. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 27, 2012, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the merger to be approximately $816 million, based on approximately 26.54 million ADSs outstanding as of September 24, 2012, calculated using the treasury stock method, the per Share merger consideration of $5.125 and the per ADS merger consideration of $30.75 per ADS, and (ii) the Company’s enterprise value (“EV”) implied by the merger (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash and equivalents as of June 30, 2012), to be approximately $747 million. The analyses summarized below are presented on the basis of ADS calculations and per ADS values. In addition, as each ADS represents six underlying Shares, all calculations of price per ADS or implied price per ADS below represent the value attributable to six Shares.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the ADSs from August 11, 2010, the date of the Company’s initial public offering to September 27, 2012, in order to provide background information on the prices at which the Company’s ADSs have historically traded.

The following table summarizes some of these historical closing prices:

Price Per ADS
Closing Price on September 27, 2012:	$25.11
30 day Average	$24.39
60 Day Average	$23.32
90 day average	$22.15
180 day average	$20.47
One year average	$19.23
All time high closing (September 4, 2012)	$26.30
All time low closing price (September 9, 2010)	$11.61

The following table summarizes some of the daily average trading volumes of the Company’s ADSs on the NYSE from August 11, 2010, the date of the Company’s initial public offering to September 27, 2012:

Daily Average ADS Trading Volume (in thousands)
30 day average for the period ending July 11, 2012	14.5
30 day average for the period ending September 27, 2012	41.9
60 day average for the period ending September 27, 2012	31.5
180 day average for the period ending September 27, 2012	34.8
1 year average for the period ending September 27, 2012	44.0

The following table summarizes the percentage of the Company’s ADSs that traded on the NYSE within certain price ranges set forth below from August 11, 2010 to September 27, 2012:

Price Range:	Percentage of ADSs Traded
$11.00 - $14.50	15.7%
$14.51 - $18.00	22.1%
$18.01 - $21.50	36.1%
$21.51 - $25.00	24.3%
$25.01 - $28.50	1.9%

Piper Jaffray also reviewed the price performance of the ADSs during various periods ending on September 27, 2012 on a standalone basis and also in relation to the S&P 500 and a composite index consisting of comparable publicly traded companies.

Financial Analyses

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial, operating and stock market information for the Company and compared it to corresponding financial operating and stock market information, where available, for publicly traded medical technology companies listed in the United States which were in one of the following two categories: (i) those companies which Piper Jaffray referred to as “high growth companies” and (ii) those companies which Piper Jaffray referred to as “high growth and earnings companies.” Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

For high growth companies:

•	companies with EV greater than $100 million;

•	companies with projected revenue growth greater than 15% in calendar years 2012 and 2013; and

•	companies with no last twelve month (“LTM”) EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization).

For high growth and earnings companies:

•	companies with EV greater than $100 million;

•	companies with projected revenue growth greater than 15% in calendar year 2013; and

•	positive LTM EBITDA.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected High Growth Companies	Selected High Growth & Earnings Companies
• DexCom, Inc.	• ABIOMED, Inc.
• Endologix, Inc.	• Edwards Lifesciences Corp.
• HeartWare International, Inc.	• Intuitive Surgical, Inc.
• Insulet Corp.	• Mindray Medical International Limited
• Mako Surgical Corp.	• Staar Surgical Company
• Novadaq Technologies, Inc.	• Volcano Corporation

Piper Jaffray calculated valuation multiples for the selected high growth public companies calculated by dividing each such company’s respective EV (based on the closing price per share of each selected public company’s common stock on September 27, 2012) by projected revenue in each of calendar years 2012 and 2013. Piper Jaffray then compared the multiples calculated for the selected high growth public companies to the multiples for the Company derived from the per ADS consideration to be received in the merger and the Company’s projected revenue for calendar years 2012 and 2013.

	China Kanghui Holdings(1)	Selected Companies
		Min	25th percentile	Mean	Median	75th percentile	Max
EV to Projected Revenue for CY 2012(2)	11.7x	5.5x	7.5x	10.4x	9.7x	12.1x	18.1x
EV to Projected Revenue for CY 2013(2)	8.5x	4.3x	5.6x	7.5 x	7.4x	9.2x	10.8x

(1)	Based on the per ADS merger consideration of $30.75.
(2)

Projected calendar year 2012 and 2013 revenue for the Company was based on Company management projections. Projected calendar year 2012 and 2013 revenue for the selected companies was based on Wall Street research consensus estimates.

Piper Jaffray also calculated valuation multiples for the selected high growth public companies calculated by dividing such company’s respective EV (based on the closing price per share of each selected public company’s common stock on September 27, 2012) by projected EBITDA in each of calendars year 2012 and 2013. Piper Jaffray then compared the multiples calculated for the selected high growth public companies to the multiples for the Company derived from the per ADS consideration to be received in the merger and the Company’s projected revenue for calendar years 2012 and 2013. However, Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or greater than 35.0x. Accordingly, the results for all of the selected public companies were omitted.

The selected public companies analysis on these selected high growth companies showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within or above the range of valuation multiples of the selected high growth public companies when comparing the ratio of EV to projected revenue for each of calendar years 2012 and 2013.

Piper Jaffray calculated valuation multiples for the selected high growth and earnings public companies by dividing each such company’s respective EV (based on the closing price per share of each selected public company’s common stock on September 27, 2012) by projected revenue in each of calendar years 2012 and 2013. Piper Jaffray also calculated valuation multiples for the selected public companies by dividing each such company’s respective EV (based on the closing price per share of each selected public company’s common stock on September 27, 2012) by projected EBITDA for the calendar years 2012 and 2013.

	China Kanghui Holdings(1)	Selected Companies
		Min	25th percentile	Mean	Median	75th percentile	Max
EV to Projected Revenue for CY 2012(2)	11.7x	3.2x	3.9x	5.3x	4.9x	6.3x	8.6x
EV to Projected Revenue for CY 2013(2)	8.5x	2.7x	3.4x	4.6x	4.1x	5.4x	7.3x
EV to Projected EBITDA for CY 2012(2)	25.5x	12.9x	18.8x	22.4x	22.9x	24.0x	34.0x
EV to Projected EBITDA for CY 2013(2)	17.4x	10.9x	15.4x	16.7x	16.2x	18.5x	22.8x

(1)	Based on the per ADS merger consideration of $30.75.
(2)

Projected calendar year 2012 and 2013 revenue and EBITDA for the Company were based on Company management projections. Projected calendar year 2012 and 2013 revenue and EBITDA and earnings for the selected public companies were based on Wall Street research consensus estimates.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within or above the range of valuation multiples of the selected public companies when comparing (i) the ratio of EV to projected revenue for each of calendar years 2012 and 2013, and (ii) the ratio of EV to projected EBITDA for each of calendar years 2012 and 2013.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed merger and acquisition (“M&A”) transactions involving private and publicly traded medical technology target companies which were in one of the following two categories: (i) those transactions involving target companies which Piper Jaffray referred to as “high growth companies” and (ii) those transactions involving target companies which Piper Jaffray referred to as “high growth and earnings companies.” Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

For high growth companies:

•	target companies with projected forward twelve month (“FTM”) revenue growth greater than 15%;

•	target companies with EV greater than $100 million;

•	target companies with no LTM EBITDA;

•	target companies involved in transactions announced since January 1, 2005.

For high growth and earnings companies:

•	target companies with projected FTM revenue growth greater than 15%;

•	target companies with positive LTM EBITDA;

•	target companies with EV greater than $100 million;

•	target companies involved in transactions announced since January 1, 2005.

Based on these selection criteria, the following transactions were considered by Piper Jaffray:

High Growth Companies
Target	Acquiror
CoreValve, Inc.	Medtronic, Inc.
CryoCath Technologies, Inc.	Medtronic, Inc.
HemoSense, Inc.	Inverness Medical Innovations, Inc.
Conor Medsystems, Inc.	Johnson & Johnson
Animas Corporation	Johnson & Johnson
Proxima Therapeutics, Inc.	Cytyc Corporation
High Growth and Earnings Companies
Target	Acquiror
Kensey Nash Corp.	Royal DSM N.V.
Oridion Systems Ltd.	Covidien plc
Zoll Medical Corp.	Asahi Kasei Corp.
Synovis Life Technologies, Inc.	Baxter International, Inc.
Advanced Biohealing, Inc.	Shire plc
AGA Medical Holdings, Inc.	St. Jude Medical, Inc.
ev3 Inc.	Covidien plc
BRAHMS GmbH	Thermo Fisher Scientific, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
Lifecell Corporation	Kinetic Concepts, Inc.
Ventana Medical Systems, Inc.	Roche Holding AG
Kyphon Inc.	Medtronic, Inc.
Digene Corp.	Qiagen N.V.
Cytyc Corp.	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
Biacore International AB	General Electric
Inamed Corp.	Allergan, Inc.
Advanced Neuromodulation Systems, Inc.	St. Jude Medical, Inc.
Knowles Electronics, LLC	Dover Corporation
CTI Molecular Imaging, Inc.	Siemens AG
Entific Medical Systems AB	Cochlear LTD.
Closure Medical Corp.	Johnson & Johnson

Piper Jaffray first calculated valuation multiples for the targets in the selected M&A transactions involving high growth target companies by dividing the EVs implied by the transaction consideration by the target’s LTM revenue. Piper Jaffray next calculated valuation multiples for the targets in the selected M&A transactions involving high growth target companies by dividing the EVs implied by the transaction consideration by the target’s projected FTM revenue. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the per ADS merger consideration and the Company’s LTM and projected FTM revenues.

	China Kanghui Holdings(1) (2)	Selected Transactions(3)
		Min	25th percentile	Mean	Median	75th percentile	Max
EV to LTM Revenue(4) (5)	12.9x	6.2x	6.3x	9.7x	11.6x	12.0x	12.7x
EV to FTM Revenue (6)	9.8x	4.5x	5.6x	7.9x	7.1x	8.2x	15.4x

(1)	Based on the per ADS merger consideration of $30.75.
(2)	LTM revenue for the Company was based on publicly filed financials. FTM revenue for the Company was based on Company management projections.
(3)	LTM and FTM revenue for the selected transactions was obtained through SEC filings, public company disclosures, press releases, industry and popular press reports.
(4)	LTM represents the 12-month period ended June 30, 2012 for the Company and latest filed twelve months for the targets in the selected transactions.
(5)

Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or greater than 20.0x. Accordingly, the results for one of the selected transactions were omitted.

(6)	FTM represents the 12-month period ending June 30, 2013 for the Company and for the targets in the selected transactions.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within or above the range of valuation multiples of the selected M&A transactions involving high growth target companies based on (i) the ratio of EV to LTM revenue, and (ii) the ratio of EV to projected FTM revenue.

Piper Jaffray calculated valuation multiples for the targets in the selected M&A transactions involving high growth and earnings target companies by dividing the EV implied by the transaction consideration by the target’s LTM revenue. Piper Jaffray next calculated valuation multiples for the targets in the selected M&A transactions involving high growth and earnings target companies by dividing the EVs implied by the transaction consideration by the target’s projected FTM revenue. Third, Piper Jaffray calculated valuation multiples for the targets in the selected M&A transactions involving high growth and earnings target companies by dividing the EVs implied by the transaction consideration by the target’s LTM EBITDA. Finally, Piper Jaffray calculated valuation multiples for the targets in the selected M&A transactions involving high growth and earnings target companies by dividing the EVs implied by the transaction consideration by the target’s projected FTM EBITDA. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the per ADS merger consideration and the Company’s LTM revenue and EBITDA and projected FTM revenue and EBITDA.

	China Kanghui Holdings(1) (2)	Selected Transactions(3)
		Min	25th percentile	Mean	Median	75th percentile	Max
EV to LTM Revenue(4)	12.9x	2.4x	4.2x	6.0x	5.0x	7.9x	11.5x
EV to FTM Revenue(5)	9.8x	2.0x	3.6x	4.9x	4.2x	6.0x	8.8x
EV to LTM EBITDA(4) (6)	27.4x	11.1x	15.6x	22.8x	24.8x	28.0x	33.6x
EV to FTM EBITDA(5) (7)	20.7x	8.7x	13.1x	18.0x	19.0x	21.5x	31.4x

(1)	Based on the per ADS merger consideration of $30.75.
(2)	LTM revenue and EBITDA for the Company were based on publicly filed financials. FTM revenue and EBITDA for the Company were based on Company management projections.
(3)	LTM and FTM revenue and EBITDA for the selected transactions was obtained through SEC filings, public company disclosures, press releases, industry and popular press reports.
(4)	LTM represents the 12-month period ended June 30, 2012 for the Company and latest filed twelve months for the targets in the selected transactions.

(5)	FTM represents the 12-month period ending June 30, 2013 for the Company and for the targets in the selected transactions.
(6)

Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or greater than 35.0x. Accordingly, the results for three of the selected transactions were omitted.

(7)

Piper Jaffray determined that ratios were not meaningful, and were therefore omitted, if they were negative or greater than 35.0x. Accordingly, the results for one of the selected transactions were omitted. Additionally, Piper Jaffray was unable to calculate the EV to FTM EBITDA for two of the selected transactions, and therefore the results for those transactions were omitted.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within or above the range of valuation multiples of the selected M&A transactions involving high growth and earnings target companies based on (i) the ratio of EV to LTM Revenue, (ii) the ratio of EV to projected FTM Revenue, (iii) the ratio of EV to LTM EBITDA, and (iv) the ratio of EV to projected FTM EBITDA.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to the Company or the merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending merger and acquisition transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. The premium was calculated using the final offer price as compared to the target’s 1-day, 1-week and 4-week trailing stock prices from, July 11, 2012, the date of the undisturbed stock price. The date of the undisturbed stock price was identified by Piper Jaffray as the date that a published Wall Street research report implied Parent was pursuing an acquisition of a company in China with the profile of the Company. Following this report, the volume and share price of the Company both increased at rates significantly in excess of recent levels. Piper Jaffray selected the comparable transactions from the Securities Data Corporation database where the target was a publicly traded medical device company and applied, among others, the following criteria:

•	merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of the target’s shares;

•	transactions announced since January 1, 2005;

•	EV greater than $100 million; and

•	no negative premiums

Piper Jaffray performed its analysis on 70 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s ADR holders based on the merger consideration.

	China Kanghui Holdings(1)	Selected Transactions
		Min	25th percentile	Mean	Median	75th percentile	Max
Premium (discount) 1 day prior to July 11, 2012	50%	5%	20%	36%	30%	42%	149%

Premium (discount) 1 week prior to July 11, 2012	53%	3%	21%	39%	29%	46%	219%
Premium (discount) 4 weeks prior to July 11, 2012	57%	10%	25%	45%	32%	49%	301%

(1)	Based on the per ADS merger consideration of $30.75.

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums (or discounts) over the market places at the selected dates for the ADSs implied by the per ADS merger consideration were within the range of premiums (or discounts) paid in the selected transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) the Company’s free cash flows from June 30, 2012 through December 31, 2017, discounted back to June 30, 2012, based on the management projections provided by the Company’s management to Piper Jaffray and (ii) a terminal value at December 31, 2017 calculated using revenue exit multiples discounted back to June 30, 2012. The free cash flows for each year were calculated from the management projections as operating income less taxes (assuming a 17.5% tax rate), plus depreciation and amortization, plus stock based compensation, less the change in net working capital, less capital expenditures and less cash to be used in the planned acquisition of certain assets for which the Company has a defined contractual purchase right. Piper Jaffray calculated the range of net present values based on discount rates ranging from 21.0% to 24.0% based on a weighted average cost of capital analysis which was adjusted upward to account for the risks attributable to the Company’s relatively small market capitalization and the Company’s status as a PRC-based company. This analysis resulted in implied per share values of the Company’s ADSs ranging from a low of $26.83 per share to a high of $34.56 per share. Piper Jaffray observed that the merger consideration was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the merger and the other transactions contemplated by the merger agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed the analyses described above solely for purposes of rendering its opinion to the board of directors of the Company. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

As described above, Piper Jaffray’s opinion was only one of many factors considered by the board of directors in making its determination to approve the merger.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray further assumed that the merger will have the tax consequences described in the proxy statement relating to the merger. Piper Jaffray relied, with the board of director’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the merger agreement.

In arriving at the opinion, Piper Jaffray assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto and (iv) all conditions to the consummation of the merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any law, of any jurisdiction, relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion or view regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the board of directors of the Company and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor any of the Parent and Merger Subsidiary is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.

Piper Jaffray’s opinion was necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of Piper Jaffray’s opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which the Shares or ADSs may trade following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the proposed per Share merger consideration and to holders of ADSs of the proposed per ADS merger consideration, in each case as set forth in the merger agreement and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to the Company, the Parent’s ability to fund the merger consideration, or any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the compensation to be received by holders of Shares or ADSs in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The board of directors selected Piper Jaffray to act as its financial advisor in connection with the transactions contemplated by the merger agreement on the basis of such experience and its familiarity with the Company.

Piper Jaffray was engaged by the board of directors of the Company to act as its financial advisor in connection with the merger and will receive an estimated fee of approximately $8,070,000 from the Company, all of which, except for the amount discussed in the following sentence, is contingent upon the consummation of the merger. Piper Jaffray also received a fee of $1,000,000 for providing its opinion, which will be credited against the fee for financial advisory services described in the preceding sentence. The opinion fee was not contingent upon the consummation of the merger or the conclusions reached in Piper Jaffray’s opinion. Piper Jaffray has, in the past, provided financial advisory and financing services to the Company, including acting as an underwriter in connection with the Company’s initial public offering, and received fees of approximately $893,000 for the rendering of such services. The board of directors has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, Parent and Merger Subsidiary or entities that are affiliated with the Company or Parent and Merger Subsidiary, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's Research Department and personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the merger and other participants in the merger that differ from the views of Piper Jaffray's investment banking personnel.

The full text of Piper Jaffray’s opinion, dated September 27, 2012, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in connection with its opinion, is attached as Annex B and is incorporated into this proxy statement by reference in its entirety. Holders of Shares and ADSs are encouraged to read this opinion carefully in its entirety. Piper Jaffray’s opinion was provided for the information of the board of directors of the Company in connection with its evaluation of the consideration to be received in the merger by the holders of Shares and ADSs, other than the Excluded Persons, and Piper Jaffray’s opinion does not constitute advice or a recommendation to any holder of Shares or ADSs as to how such person should vote or act on any matter relating to the proposed merger. Piper Jaffray’s opinion addresses only the fairness, from a financial point of view, to the holders of Shares and ADSs, other than the Excluded Persons, of the consideration to be received in the merger and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The foregoing summary of the Piper Jaffray opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex B, which you are encouraged to read in its entirety

Alternatives to the Proposed Merger

Other than its negotiations with Parent, and the discussions with Party A, Party B and Party C, as further described in “The Merger—Background of the Proposed Merger,” the Company’s board of directors did not initiate a public process for the sale of the Company. After careful consideration, taking into account our board of directors’ awareness of market participants, the uncertain state of the global financial markets and (except as disclosed in the “The Merger Agreement—Background of the Proposed Merger”) the absence of any actionable offers to date, the Company’s board of directors determined that the merger with Parent is in the best interest of the Company and its shareholders. Other than the Company’s receipt of the proposals from Parent and Parties A, B and C, the Company has not received any actionable offer from any third party for (i) a merger or consolidation of the Company with another company, (ii) the sale or transfer of all or substantially all of the Company’s assets or (iii) the purchase of all or a substantial portion of the Company’s Shares that would enable such person to exercise control of or significant influence over the Company. The Company’s board of directors also took into account that, prior to the receipt of shareholder approval of the merger, under certain circumstances (and subject to the terms of the merger agreement), the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee. In this regard, the Company’s board of directors recognized that it has flexibility under the merger agreement to respond to an acquisition proposal by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such acquisition proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

The Company’s board of directors did consider other forms of transactions with Parent such as a tender offer, but after consultation with its legal advisors, it determined that structuring the acquisition as a merger provided the Company and its shareholders the most deal certainty.

Effects on the Company if the Merger is not Completed

If the merger is not approved and the merger agreement and any and all transactions contemplated thereby are not adopted and approved or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares or ADSs in connection with the merger. Instead, the Company will remain an independent public company and the ADSs will continue to be listed and traded on the NYSE. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that the Company’s shareholders will continue to be subject to the same risks and opportunities as they currently are. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee as described in “The Merger Agreement—Termination Fee” beginning on page 64. From time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger is not approved and the merger agreement and any and all transactions contemplated thereby are not adopted and approved or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

Parent has represented to the Company in the merger agreement that Parent has, and as of the closing has and shall have at all times between the date of the merger agreement and the closing, sufficient funds available to fully fund all of Parent’s and Merger Subsidiary’s obligations under the merger agreement, including payment of the aggregate merger consideration and payment of all fees and expenses related to the transactions contemplated by the merger agreement.

Form of Merger

At the effective time, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary will cease. Following the merger, the Company will continue its existence under the Cayman Companies Law as the surviving company and will succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The surviving company will be liable for and subject, in the same manner as Merger Subsidiary immediately prior to the effective time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

Merger Consideration

Other than Shares (including Shares represented by ADSs) held by Parent, Merger Subsidiary, the Company and their respective subsidiaries and the dissenting shares, each Share issued and outstanding immediately prior to the effective time will be cancelled at the effective time of the merger in exchange for the right to receive $5.125 in cash per Share ($30.75 per ADS) without interest.

Each of the Shares (including Shares represented by ADSs) held by Parent, Merger Subsidiary, the Company or their respective subsidiaries will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist at the effective time of the merger without payment of any consideration or distribution therefor.

Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

At the effective time, each ordinary share, par value $1.00 per share, of Merger Subsidiary issued and outstanding immediately prior to the effective time, will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed, (b) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, (iii) notice of the Company’s extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. Monies due to dissenting shareholders and shareholders of the Company who are untraceable will be returned to the surviving company on demand and held in a separate non-interest bearing bank account for the benefit of dissenting shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the extraordinary general meeting will be forfeited and will revert to the surviving company. Dissenting shareholders and shareholders of the Company who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the merger within applicable time limits or limitation periods will be advised to contact the surviving company.

Treatment of Options

If the merger is completed, each outstanding option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.125 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $5.125 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation.

Exchange Procedures

At the effective time, Parent will deposit with the paying agent for the benefit of the holders of Shares and ADSs, the merger consideration for the paying agent to make payments under the merger agreement. As promptly as practicable after the effective time of the merger (and in any event within five business days in the case of record holders and three business days in the case of the Depository Trust Company or its nominee on behalf of the beneficial holders holding through brokers, nominees, custodians or through a third party), the paying agent will mail, and the Depository Trust Company will deliver, to each registered holder of Shares (i) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (ii) instructions for effecting the surrender of share certificates (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated Shares represented by book-entry and/or such other documents as may be required in exchange for the per Share merger consideration. To the extent applicable, the letter of transmittal may include a provision requiring any holders of Shares subject to foreign currency exchange controls under any applicable laws of the PRC to comply with the regulations of the State Administration of Foreign Exchange. Upon completion and deliver of the letter of transmittal and surrender of any share certificate (if any, or affidavit and indemnity of loss in lieu of the share certificate, if any), uncertificated shares (as defined below) and/or such other documents as may be required to the paying agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of such Shares represented by such share certificate or each registered holder of such Shares which are not represented by a share certificate (“uncertificated Shares”) will be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or the number of uncertificated Shares multiplied by (y) the per Share merger consideration of $5.125, and any share certificate so surrendered will forthwith be marked as cancelled. As promptly as practicable following the effective time, the paying agent will transmit to the ADS depositary an amount equal to the product of (x) the number of ADSs and (y) the per ADS merger consideration of $30.75. The ADS depositary will distribute the per ADS merger consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. The surviving company will pay any applicable fees, charges and expenses of the ADS depositary and government charges due to or incurred by the ADS depositary in connection with such distribution.

Each of Parent, the surviving company, the paying agent and the ADS depository are entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of applicable law.

Any portion of the merger consideration deposited with the paying agent that remains unclaimed by our shareholders for twelve months after the effective time of the merger will be delivered to the surviving company on demand. Holders of certificates who have not surrendered their certificates prior to the delivery of such funds to Parent may only look to the surviving company for the satisfaction of claims for merger consideration, and, if any such holder has not made such a surrender by the date immediately prior to the date on which such funds would otherwise escheat to or become the property of any governmental body, then such funds will, to the extent permitted by applicable legal requirements, become the property of the surviving company. None of the paying agent, Parent, Merger Subsidiary, the Company, the ADS depository, or the surviving company will be liable to any former shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to make an affidavit of loss, and if requested by the paying agent, post a bond in such reasonable amount as may be requested by the paying agent as indemnity against any claim that may be made against the surviving company with respect to that certificate.

Effective Time of the Merger

The merger will become effective when the plan of merger and other documents required to effect the merger by the Cayman Companies Law have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the plan of merger and other documents required to effect the merger by the Cayman Companies Law.

Delisting and Deregistration of Our ADSs

As promptly as possible following the effective time of the merger, the surviving company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under applicable laws and rules and policies of the NYSE to enable the de-listing by the surviving company of the ADSs from the NYSE and the deregistration of the Shares and the ADSs under the Exchange Act as promptly as practicable after the effective time.

Termination Fee

In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is US$24.5 million) to Parent, the payment by the Company of the termination fee is Parent’s sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or intentional and material breach.

Under the merger agreement, Parent is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company’s costs and expenses incurred in connection with the merger. However, there is no limitation on damages recoverable by the Company from Parent or Merger Subsidiary in the event of a breach of the merger agreement by Parent or Merger Subsidiary.

Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee and such termination fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise).

Interests of Our Directors and Executive Officers in the Merger

When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally, pursuant to certain agreements between such directors and executive officers and Parent and certain Company benefit plans. The Company’s board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the merger, and to authorize, approve and adopt the merger agreement and any and all transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby.

Shares Held by Our Officers and Directors

Upon the completion of the merger, officers and directors of the Company holding Shares will be entitled to receive cash consideration in connection with the merger. We estimate that the total amount to be paid to the directors and officers of the Company in connection with their Shares or ADSs will be approximately $91,000,000 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Treatment of Existing Share Options

Upon the completion of the merger, each holder of vested and unvested options under the Company Option Plans will be entitled to receive cash consideration in connection with the merger. Some of the holders of the Company’s options are directors and executive officers of the Company.

Each outstanding option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.125 exceeds the exercise price per Share of such option. Each option to purchase Shares under the Company Option Plans, whether or not exercisable or vested, that has an exercise price per Share equal to or greater than $5.125 will be cancelled and the holder thereof will not be entitled to receive any payment in exchange for such cancellation.

We estimate that the total amount to be paid to the directors and officers of the Company in connection with the cancellation of options to purchase Shares will be approximately $67,698,772 (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Subsidiary have agreed that:

•

The indemnification, elimination of liability and advancement of expenses provisions in the articles of association of the Company, as in effect immediately prior to the effective time of the merger, may not be amended or modified for a period of six years from such effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company.

•

From and after the effective time of the merger, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless the current and former directors, officers or employees of the Company or any subsidiaries in respect of acts or omissions occurring at or prior to the effective time of the merger, including acts or omissions with respect to the adoption of the merger agreement and the consummation of the transactions thereby, to the fullest extent permitted under the Cayman Companies Law or other applicable law.

•

The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 200% of the current annual premium paid by the Company for such insurance. In addition, Parent or the Company may, and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Executive Agreements

Changzhou Kanghui Medical Innovation Co., Ltd. entered into employment agreements with Mr. Yang, Ms. Wang, Mr. Shan and Mr. Wang, Beijing Libeier Biology Engineering Research Institute Co., Ltd. entered into employment agreements with Ms. Nie and Mr. Guo, and TGM Medical, Inc. entered into employment agreements with Mr. Pai and Mr. Oti, all dated as of the date of the merger agreement and all of which are to become effective as of and contingent upon the closing of the merger. The new employment agreements generally provide for compensation and benefits during the term of employment following the merger.

Voting by Certain Shareholders at the Extraordinary General Meeting

The following is a summary of the material terms and conditions of the irrevocable undertakings. This summary may not contain all the information about the irrevocable undertakings that is important to you. This summary is qualified in its entirety by reference to the irrevocable undertaking between Parent and the Executive Parties (as defined below) attached as Exhibit No. 99.6 to the Company’s Report of Foreign Issuer on Form 6-K filed on September 28, 2012, the irrevocable undertaking between Parent and 5% Shareholder Parties (as defined below) attached as Exhibit Nos. 99.3, 99.4 and 99.5 to the Company’s Report of Foreign Issuer on Form 6-K filed on September 28, 2012, each of which is incorporated by reference into this proxy statement. You are encouraged to read the irrevocable undertakings in their entirety (see “Where You Can Find More Information” for a description of how to obtain a copy of the irrevocable undertakings).

Concurrently with the execution of the merger agreement, Parent entered into irrevocable undertakings with each of the following shareholders (or groups of shareholders, as the case may be): (1) Mr. Yikang Jiang, Mr. Libo Yang, Jun Du, Hongxin Nie, Suyang Zhang, Patricia Peifen Chou, David Su, Shuchun Gao, Junwen Wang, Weidong Shan, Zhimin Wang, and Qian Guo, certain shareholder parties related to or affiliated with them (which we collectively refer to as the “Executive Parties”), and (2) IDG-Accel China Growth Fund L.P., SIG China Investments One, Ltd. and TDF Capital China II, LP (which we collectively refer to as the “5% Shareholder Parties”). The parties to the irrevocable undertakings other than Parent are sometimes referred to herein as the “Supporting Shareholders.” The Executive Parties are not affiliates of the 5% Shareholders. As of the date of this proxy statement, the Executive Parties collectively beneficially held approximately 17,757,910 Shares (which does not include Shares which may be issuable upon the exercise of vested options), representing approximately 12.48% of the total outstanding Shares. As of the date of this proxy statement, the 5% Shareholder Parties collectively held 38,541,240 Shares, representing approximately 27.08% of the total outstanding Shares.

Under the irrevocable undertakings, each Supporting Shareholder has agreed, subject to the terms and conditions set forth therein, to vote or exercise its right to consent with respect to all the Shares that such Supporting Shareholder is entitled to vote at the time of any vote to approve the merger at any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, at which the merger and the merger agreement are submitted for the consideration and vote of the shareholders of the Company.

Except during such time (if any) as the Board of Directors of the Company withdraws or changes its recommendation with respect to the merger agreement due to an intervening event (as defined in the merger agreement), each Supporting Shareholder has further agreed that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any:

•

acquisition proposal or any other transaction, proposal or action made in opposition to the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby or in competition or inconsistent with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby; and

•	corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the merger agreement.

Except as expressly described above, nothing in the applicable irrevocable undertaking limits the right of each Supporting Shareholder to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to the Company’s shareholders, including in connection with the election of directors.

In furtherance of the irrevocable undertakings, each Supporting Shareholder which is a holder of record of Shares granted an irrevocable proxy to Parent to vote its Shares in the manner described above.

Each Supporting Shareholder has agreed that until the termination of the applicable irrevocable undertaking, without the prior consent of Parent, he, she or it will not:

•

sell, assign, transfer, encumber, pledge or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize any derivative to transfer the economic interest in (“Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) any Shares;

•	enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant any powers of attorney, with respect to the Shares;

•	permit any of the Shares to become subject to any lien;

•	request that the Company or its depositary bank register any Transfer (book entry or otherwise) of any Shares in contravention of the irrevocable undertaking; or

•	commit or agree to take any of the foregoing actions.

The irrevocable undertakings will terminate automatically on the earliest of:

•	the termination of the merger agreement in accordance with its terms; and

•	the effective time of the merger; or

•	the delivery of written notice of termination of the irrevocable undertaking delivered by Parent.

Based on the number of Shares that are entitled to vote at the extraordinary general meeting, approximately 94,880,496 Shares must be voted in favor of the proposal to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Assuming the Supporting Shareholders comply with their obligations under the irrevocable undertakings and vote all of their Shares in favor of the merger and the merger agreement at the extraordinary general meeting, additional votes approving the merger, and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will not be required if no additional shareholders vote in person or by proxy at the extraordinary general meeting of the shareholders. If all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders approximately 38,581,346 additional votes approving the merger and adopting and approving the merger agreement and any and all transactions contemplated thereby by other shareholders will be required to approve the merger and adopt and approve the merger agreement and any and all transactions contemplated thereby.

Regulatory Matters

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Subsidiary as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to consummate the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

•

other risks detailed in our filings with the SEC, including the information set forth under the caption in “Item 3D. Risk Factors Relating to Our Business” in our Annual Report on Form 20-F for the year ended December 31, 2011. See “Where You Can Find More Information” on page 77.

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

MARKET PRICE OF THE ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low closing prices for our ADSs, each representing six Shares, on the NYSE under the symbol “KH,” for (i) the years 2010 (from August 10, 2010—the first day our ADSs were traded on the NYSE), 2011 and 2012 (through September 27, 2012), (ii) the fourth quarter of 2010 (beginning August 10, 2010), all four quarters of 2011 and the first three quarters of 2012 (September 27, 2012), and (iii) each of the past six months (through September 27, 2012):

	Closing Price Per ADS (in US$)
	High	Low
Annual:
2010	22.79	11.61
2011	25.73	13.09
2012 (through September 27, 2012)	26.30	14.80

Quarterly:
2010
Fourth quarter	22.79	11.61
2011
First quarter	20.04	15.44
Second quarter	25.73	17.73
Third quarter	24.80	18.75
Fourth quarter	19.54	13.09
2012
First quarter	25.02	14.80
Second quarter	20.77	19.10
Third quarter (through September 27, 2012)	26.30	20.05
Monthly:
2012
April	20.77	19.10
May	20.29	19.50
June	20.07	19.55
July	23.54	20.05
August	24.65	22.50
September (through September 27, 2012)	26.30	24.42

The closing price of the ADSs on the NYSE on September 27, 2012, the last trading date prior to the announcement of the proposed merger transaction, was $25.11 per ADS. The merger consideration of $30.75 per ADS to be paid in the merger represents a premium of approximately 22.4% to that closing price, a 26.1% premium over the 30-day average price as quoted by Bloomberg L.P. on September 27, 2012, the last trading day prior to the announcement of the proposed merger transaction and a 50% premium over the undisturbed stock price on July 11, 2012. You are urged to obtain a current market price quotation for your ADSs in connection with voting your Shares.

Dividend Policy

Our board of directors has complete discretion over whether to pay dividends on our Shares. If our board of directors decides to pay dividends on our Shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our Shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our Shares, after deducting its fees and expenses as provided in the deposit agreement. Cash dividends on our Share, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as enterprise income tax. In addition, regulations in the PRC permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China on October  31, 2012, at 10:30 a.m., Beijing time.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon the following:

1. a proposal to approve, by special resolution, the merger and adopt the agreement and plan of merger dated as of September 27, 2012 by and among the Company, Medtronic, Inc., and Kerry Merger Corp., as it may be amended from time to time, and any and all transactions contemplated thereby (including, but not limited to, the plan of merger referred to in Section 233(3) of the Cayman Companies Law and the amendment and restatement of the Company’s memorandum and articles of association); and

2. to consider such other business as may properly come before the extraordinary general meeting, including any proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.

If the proposed merger is completed, shareholders of the Company, other than Parent, Merger Subsidiary, the Company or their respective subsidiaries, and other than shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law, will be entitled to receive $5.125 in cash for each of the Shares owned by such shareholders or $30.75 in cash per ADS owned by such shareholders as of the effective time of the merger.

At the effective time of the merger, each of the Shares owned by Parent, Merger Subsidiary, the Company or their respective subsidiaries will be cancelled and cease to exist without payment of any consideration. Dissenting shareholders will not receive any merger consideration from Parent in connection with the merger and will instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholder’s Shares.

At the effective time of the merger, each ordinary share of Merger Subsidiary issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such Shares will be the only issued share capital of the surviving company at the effective time of the merger.

Our Board’s Recommendation

Our board of directors unanimously:

•

determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement;

•	approved the merger agreement, the merger and any and all transactions contemplated thereby; and

•	recommends that the Company’s shareholders vote FOR the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on October 20, 2012, the Share record date for voting at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof.

If you own ADSs at the close of business in New York City on October 11, 2012, the ADS record date, you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary meeting. Alternatively, you may vote at the extraordinary general meeting if you hold ADSs as of the ADS record date, you cancel your ADSs, and you certify that you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled by the close of business in New York City three business days prior to the Share record date, and become a holder of Shares by the close of business in the Cayman Islands on October 20, 2012, the Share record date. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof. See “Procedures for Voting” below.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of two or more shareholders representing at least one-third in nominal value of our outstanding voting Shares. Under the terms of the irrevocable undertakings, the Supporting Shareholders are required to attend the extraordinary general meeting and any adjournment or postponement thereof held to approve the merger. As a result, assuming the Supporting Shareholders comply with the terms of the irrevocable undertakings, a quorum will be present at the extraordinary general meeting. We expect, as of the record date, there will be 142,320,744 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement.

Vote Required

Under the Cayman Companies Law, we cannot complete the proposed merger unless the merger agreement is adopted by a special resolution. To the extent known by the Company after making reasonable inquiry, except as set forth under the caption “Security Ownership of Certain Beneficial Owners and Management of the Company,” no executive officer, director or affiliate of the Company and neither Parent nor Merger Subsidiary currently hold any securities of the Company.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012.

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact the Company’s Investor Relations Supervisor, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.) Ms. Marsha Ma and Ms. Yuenching Miao at the executive offices of the Company located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, telephone number: 021-50319916 (Ms. Ma) and 0519-81982961 (Ms. Miao); fax number: 021-50312913 (Ms. Ma) and 0519-68860686 (Ms. Miao), or Innisfree M&A Incorporated at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3651 (from other countries). Institutional holders may call 1-212-750-5833.

ADSs

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail to all owners of ADSs the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs as of the close of business in New York City on October 11, 2012, the ADS record date. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on October 25, 2012 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards. Notwithstanding the foregoing, pursuant to Section 4.10 of the Deposit Agreement (as defined in the merger agreement), if the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADS(s), the ADS depositary will deem you to have instructed the ADS depositary to vote in favor of the items set forth in such voting instructions. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do. If the enclosed voting instruction card is signed but is missing voting instructions, the ADS Depositary will deem such holder of ADSs to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company.

Holders of ADSs will not be able to attend the extraordinary general meeting or directly vote their Shares at the extraordinary general meeting (whether in person or by proxy) unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on October 20, 2012, the Share record date. ADS holders who wish to cancel their ADSs to vote at the extraordinary general meeting need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City three business days prior to the Share record date, together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (ii) payment of the ADS cancellation fees ($.05 per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Citibank, N.A.—Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If, after the registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby and FOR approval of the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to China Kanghui Holdings, No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 31, 2012. You may also return a new proxy by fax or by email by following the instructions shown on your proxy card.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:30 a.m. New York City time on October 25, 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary.

•

Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact the Company’s Investor Relations Supervisor, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.) Ms. Marsha Ma and Ms. Yuenching Miao at the executive offices of the Company located at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China, telephone number: 021-50319916 (Ms. Ma) and 0519-81982961 (Ms. Miao); fax number: 021-50312913 (Ms. Ma) and 0519-68860686 (Ms. Miao), or Innisfree M&A Incorporated at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3651 (from other countries). Institutional holders may call 1-212-750-5833.

Solicitation of Proxies

The Company has engaged Innisfree M&A Incorporated to assist in soliciting proxies from the shareholders of the Company in connection with the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

THE MERGER AGREEMENT

This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the proposed merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Proposed Merger

The merger agreement provides for the merger of Merger Subsidiary with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur within the second business day immediately following the day when all of the closing conditions have been satisfied or waived, or such other date as Parent and the Company may mutually determine. On or prior to the closing, the Company will execute a plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective when the plan of merger and other related documents have been duly filed and registered with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company will agree.

We expect that the proposed merger will be completed during the fourth quarter of 2012, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the proposed merger, the memorandum and articles of association of Merger Subsidiary as in effect at the effective time will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time, Article I of the memorandum of the surviving company will be amended to be and read as follows: “The name of the Corporation is Medtronic China Kanghui Holdings”) and the memorandum and articles of association of the Company will be amended and restated accordingly. The directors of Merger Subsidiary at the effective time will become the directors of the Company.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Subsidiary and representations and warranties made by Parent and Merger Subsidiary to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Parent and Merger Subsidiary include representations and warranties relating to, among other things:

•	due organization, existence, good standing and authority to carry on the Company’s business;

•	the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders;

•

the Company’s corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•

the declaration of advisability of the merger agreement and the merger by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of the Company or its subsidiaries, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the required vote of the Company’s shareholders to authorize, approve and adopt the merger agreement;

•	governmental consents and approvals;

•	the Company’s SEC filings since August 10, 2010 and the financial statements included therein;

•	compliance with the Sarbanes-Oxley Act of 2002, the rules and regulations of the NYSE and any rules and regulations applicable to the Company’s reports;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the absence of a Company “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from December 31, 2011 to September 27, 2012;

•	the conduct of business in accordance with the ordinary course consistent with past practice from December 31, 2011 to September 27, 2012;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefits plans;

•	compliance with applicable laws, licenses and permits;

•	material contracts and the absence of any default under, or termination of, any material contract;

•	real property and other properties and assets;

•	the inapplicability of any anti-takeover law to the merger;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property, software and information system;

•	insurance policies;

•	the receipt of an opinion from Piper Jaffray;

•	the absence of any undisclosed brokers’ or finders’ fees;

•	lack of secured creditors and solvency;

•	compliance with anti-corruption laws;

•	list of customers and suppliers;

•	interested party transactions;

•	compliance with medical device laws;

•	the accuracy of this proxy statement; and

•	acknowledgment as to absence of any other representations and warranties.

Many of the representations and warranties in the merger agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any event, circumstance, change, effect, condition, development or state of facts that individually or in the aggregate with all other events, circumstances, changes, effects, conditions, developments or state of facts (i) is or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of such person and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay beyond the date by which the merger must close such person’s ability to consummate the transactions contemplated by the merger agreement. However, none of the following and no effect, alone or in combination, related to or arising out of any of the following, will be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur:

•

changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, including those in the PRC, unless it has a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the same industry;

•

changes or conditions generally affecting the industry in which such Person and its subsidiaries operate, or geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters or other force majeure events;

•	changes in applicable law or generally accepted accounting principles or interpretations thereof, in each case proposed, adopted or enacted after the date of the merger agreement;

•

the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), unless it has a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the same industry;

•

the announcement, pendency or consummation of the transactions contemplated by the merger agreement including (i) any loss in respect of or change in relationship with any customer, supplier, employee, vendor, distributor, hospital, surgeon or other business partner of the Company due to the identity of Parent or its affiliates, or (ii) any suit, action or proceeding in respect of the merger agreement or the irrevocable undertaking or the executive employment agreements or the transactions contemplated by such agreements, brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company), unless it has a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the same industry;

•

if such person is the Company, any action taken by the Company or any of its subsidiaries at the written request, or with the written consent, of Parent or compliance by the Company with the terms of, or the taking by the Company of any action required by, the merger agreement, or the failure by the Company to take any action prohibited by the merger agreement, unless it has a materially disproportionate effect on such person and its subsidiaries, taken as a whole, relative to other participants in the same industry.

The representations and warranties made by Parent and Merger Subsidiary to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing;

•

their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	available funds necessary for the payment of the aggregate amount of the merger consideration;

•	governmental consents and approvals;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of Parent or Merger Subsidiary, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of Parent or Merger Subsidiary, in each case, as a result of entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•

the absence of legal proceedings against Parent or Merger Subsidiary other than any such legal proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	the accuracy of the information provided by Parent or Merger Subsidiary for inclusion in this proxy statement;

•	absence of requirement of the vote of the security holders of Parent in order for Parent and Merger Subsidiary to consummate the merger and the other transactions contemplated by the merger agreement;

•	independent investigation conducted by Parent and Merger Subsidiary and non-reliance on the Company’s estimates; and

•	acknowledgement as to the absence of any other representations and warranties.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, the Company will, and will cause each of its subsidiaries to, carry on its business in the ordinary course, and use reasonable efforts to keep available the services of its current officers and employees, to preserve substantially intact its existing business organization and goodwill and preserve intact its corporate structure and its relations and goodwill with third parties with which it has material business relations as of the date of the merger agreement. Subject to certain exceptions set forth in the merger agreement and the disclosure schedule of the Company delivered in connection with the merger agreement, unless Parent consents in writing, the Company will not and will not permit its subsidiaries to, among other things:

•	adopt a shareholder rights plan or propose any change in the Company’s organizational or governing documents;

•	declare, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests;

•

split, combine or reclassify any of its shares or issue or grant or authorize or propose the issuance or grant of any of its shares in its capital or other securities or any option, warrant or other right to acquire or receive any such shares or other securities;

•

repurchase, redeem or otherwise acquire any of its or its subsidiaries’ shares or any other of its or its subsidiaries’ securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the acquisition by the Company of Shares in connection with the surrender of shares by holders of options to purchase Shares in order to pay the exercise price, (ii) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to a share plan of the Company, (iii) the acquisition by the Company of its share options and restricted shares in connection with the forfeiture of such awards and (iv) as required by an employee plan in effect.

•

(i) issue, deliver, sell, grant, pledge, transfer, subject to any lien (other than permitted liens) or otherwise encumber or dispose of any securities of the Company or its subsidiaries, other than the issuance of (A) any Shares upon the exercise of options to purchase Shares that are outstanding on the date of the merger agreement, (B) as required by any employee plan of the Company as in effect on the date of the merger agreement and (C) any securities of the Company’s subsidiaries to the Company or any other subsidiary of the Company or (ii) amend any term of any security of the Company or any of its subsidiaries;

•

authorize or incur any capital expenditures or make any commitments, obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Company’s disclosure schedule and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $1,000,000 in the aggregate;

•

(i) repurchase, prepay, assume or incur, amend or modify any indebtedness for borrowed money or (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than (A) to the Company or any of its subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);;

•

acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock, securities, equity interests or businesses or make any investment in another entity if the aggregate amount of consideration paid or transferred by the Company and its subsidiaries would exceed $500,000;

•

except as in the ordinary course of business, (i) enter into any contract that would be a material contract if such contract had been entered into prior to the date of the merger agreement, (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or its subsidiaries under any material contract if such action would be materially adverse to the Company and its subsidiaries or (iii) enter into a new agreement related to a clinical trial with regard to the Company’s products or amend or terminate any of the agreements or protocols related to the clinical trials;

•

enter into any Contract that contains any provisions restricting the Company or any of its affiliates from competing or engaging in any material respect in any activity or line of business or with any person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

•

except (a) as required by the terms of any employee plan (as defined in the merger agreement) as in effect on the date of the merger agreement or (b) in the ordinary course of business: (i) hire any new employee to whom a written offer of employment was not previously made and accepted prior to the date of the merger agreement, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) make any person a participant in or party to any severance plan or grant any material increase in severance, change of control or termination compensation or benefits, (iv) establish, adopt, enter into or materially amend any employee plan (other than offer letters that contemplate “at will” employment, where permitted by applicable law, or employment agreements consistent with the Company’s practices in the applicable jurisdiction) or collective bargaining agreement, (v) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (vi) make any person a participant in or party to any plan, agreement or arrangement under which such person is not as of the date of the merger agreement a participant or party which would entitle such person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by the merger agreement; provided that the foregoing will not restrict the Company or any of its subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions based on job performance or workplace requirements, employee plans and benefits and compensation practices and arrangements (excluding equity grants) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

•

make any change in any financial accounting policies, procedures, principles, methods or practices, in each case except for any such change required by generally accepted accounting principles or applicable law, including Regulation S-X under the Exchange Act of 1934, as amended;

•

institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any litigation, other proceedings or investigation, or claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000 in any individual case, other than as required by their terms as in effect on the date of the merger agreement and other than such claims, liabilities or obligations reserved against on the Company’s balance sheet as of December 31, 2011 (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or waive, relinquish, release, grant, transfer or assign any right with a value of more than $250,000 in any individual case;

•

engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act of 1934, as amended) or any of the Company’s affiliates other than wholly-owned subsidiaries of the Company or pursuant to agreements in force on the date of the merger agreement as set forth in the Company’s disclosure schedule;

•

merge or consolidate with any person, propose or adopt a plan or agreement of complete or partial liquidation or dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization, or transfer the equity interests of any subsidiary of the Company to any entity that is not the current legal or beneficial owner of such subsidiary;

•

sell, license, lease or otherwise transfer, or create, grant or incur any lien (other than permitted liens) on, any of the Company’s or its subsidiaries’ assets, securities, property (whether real, personal or mixed, and including leasehold interests and intangible property), interests or businesses if the aggregate amount of consideration paid or transferred to, or amount created, granted or incurred by, the Company and its subsidiaries would exceed $500,000, other than (i) pursuant to existing contracts or commitments or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business consistent with past practice;

•

permit any item of the Company’s intellectual property to lapse or to be abandoned or disclaimed, or sold, transferred, licensed, mortgaged, surrendered or cancelled, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of the Company’s intellectual property;

•

make or change any tax election, file any amended tax return (except as required by applicable law), enter into any closing agreement with respect to taxes, settle any tax claim or assignment, surrender any right to claim a refund of taxes, or consent to any extension or waiver of the limitation period for the assessment of any tax;

•	enter into any new line of business material to the Company and its subsidiaries, taken as a whole; or

•	agree, resolve or commit to do any of the foregoing.

No Solicitation of Company Acquisition Proposals

In the merger agreement, the Company has agreed that neither it nor any of its subsidiaries nor any of its or its subsidiaries’ officers and directors will:

(a)	initiate, solicit or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, any acquisition proposal (as defined in the merger agreement);

(b)	enter into or participate in any discussions or negotiations with, or provide any non-public information or data to, any person in furtherance of or in order to knowingly facilitate or encourage the making or completion of an acquisition proposal;

(c)	approve, agree to accept, execute or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement, scheme of arrangement or other similar agreement or obligation relating to an acquisition proposal; or

(d)	resolve, propose or agree to do any of the foregoing.

However, at any time prior to the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby by the Company’s shareholders, if the Company receives an unsolicited bona fide written acquisition proposal that is not a result of the Company’s breach of its “non solicit” covenants under the merger agreement or a result of a breach by any of the Supporting Shareholders of their covenants under the applicable irrevocable undertaking, such acquisition proposal being referred to herein as a “qualifying acquisition proposal,” our board of directors may (i) enter into discussions with the person who has made such acquisition proposal and (ii) furnish information in response to the request of the person who has made such acquisition proposal, provided that such person has entered into a confidentiality agreement with the Company on terms no more favorable to such person than the non-disclosure agreement, but need not to contain a standstill provision and cannot contain an exclusivity provision, dated June 6, 2012, entered into between Parent and the Company; where the board has determined, in its good faith judgment, (A) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and (B) after consultation with its outside legal counsel and its financial advisers, that such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal (as defined in the merger agreement).

The Company has agreed to notify Parent promptly (within 48 hours) of receipt by the Company of any acquisition proposal or any inquiry or request for non-public information in connection with any acquisition proposal, and provide copies of any such acquisition proposal, inquiry or request, together with the material terms and conditions thereof (including any amendment thereto), the identity of the person making any such request, acquisition proposal or enquiry and state whether the Company intends to provide confidential information to such person. The Company must also keep Parent reasonably informed of the status and the material terms and conditions (including any amendments thereto) of any such acquisition proposal, inquiry or request and provide Parent promptly (within 48 hours) of receipt by the Company of all copies of the proposed transaction agreements or proposal letters that describe any material terms or conditions of such acquisition proposal.

As used herein and for purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement with Parent, any bona fide inquiry, proposal or offer, or any bona fide indication of interest for any direct or indirect (i) acquisition or purchase of assets of 15% or more of the consolidated assets of the Company and its subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its subsidiaries are attributable or 15% or more of any class of equity or voting securities of the Company, (ii) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such person beneficially owning 15% or more of any class of equity or voting securities of the Company, (iii) merger, consolidation, scheme of arrangement, share exchange, business combination, sale of assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or (iv) combination of any of the transactions described in clauses (i) through (iii) above, in each case in a single transaction or series of related transactions if the sum of the percentages of consolidated assets and classes of equity or voting securities of the Company involved is 15% percent or more.

Change of Recommendation

The Company’s board of directors has resolved to recommend that the Company’s shareholders authorize, approve and adopt the merger agreement. Under the terms of the merger agreement, the board of directors of the Company may not:

•

change, withhold, withdraw, qualify or modify (or publicly propose to take such action), in a manner adverse to Parent or Merger Subsidiary, the board of directors’ recommendation with respect to the merger;

•

with respect to the receipt of an acquisition proposal, fail to confirm publicly through a press release or similar means the board of directors’ recommendation with respect to the merger within five business days after the date when requested to do so by Parent, provided that Parent may only make one such request;

•	fail to include the recommendation in this proxy statement; or

•	approve, endorse or recommend any acquisition proposal, or propose publicly or otherwise resolve or to take any such action.

However, if the Company’s board of directors receives a qualifying acquisition proposal after the date of the merger agreement that the Company’s board of directors, after consultation with outside legal counsel and a financial advisor, determines is a superior proposal, the Company’s board of directors may, at any time prior to obtaining the requisite shareholders’ approval under the merger agreement, withdraw or modify any such recommendation with respect to the merger agreement or the merger and/or approve or recommend any superior proposal if, in its good faith judgment (after consultation with its outside legal counsel), its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In addition to the foregoing, prior to shareholder approval of the merger and adoption and approval of the merger agreement and any and all transactions contemplated thereby, our board of directors may also terminate the merger agreement in order to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other agreement relating to any acquisition proposal. However, in order to terminate the merger agreement and enter into an agreement relating to an acquisition proposal, the Company must have complied in all material respects with the terms of the “non-solicit” covenants with respect to such acquisition proposal and the Company’s board of directors must also have determined in good faith, after consultation with its legal and financial advisors, that (i) in its good faith judgment its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and (ii) such acquisition proposal is a superior proposal and remains so after the Company follows the following procedures:

•	we have given Parent at least three days’ notice of the intention of our board of directors to change its recommendation or terminate the merger agreement; and

•

prior to terminating the merger agreement, our board of directors has, in good faith, negotiated with the Parent (to the extent Parent desires to negotiate) and taken into account any changes to the terms of the merger agreement proposed by Parent during such three-day period.

Any material amendment to an acquisition proposal will be deemed a new acquisition proposal that will entitle Parent to an additional three-day period to propose changes to the merger agreement.

In addition, we are not entitled to enter into any agreement with respect to a superior proposal unless we have concurrently paid to Parent the applicable termination fee as described in further detail in “Merger Agreement—Termination Fee” beginning on page 64.

Our board of directors may also change its recommendation if, prior to the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby by the shareholders of the Company, an intervening event occurs and the board of directors of the Company determines, in good faith, after consultation with legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable law; provided that we have given Parent at least three business days’ prior written notice of the intention of our board of directors to change it recommendation specifying in reasonable detail the facts underlying the decision by our board of directors to take such action and during such three business day period, take into account any changes to the terms of the merger agreement proposed by Parent.

As used herein and for purposes of the merger agreement, an intervening event means a material event, development or change with respect to the Company and its subsidiaries or the business of the Company and its subsidiaries, that (A) is unknown by our board of directors as of or prior to the date of the merger agreement, and (B) occurs, arises or becomes known to our board of directors after the date of the merger agreement and on or prior to the date of the our shareholders approve the merger agreement; provided that the receipt by the Company of an acquisition proposal or superior proposal cannot be an intervening event.

Shareholders’ Meeting

Unless the merger agreement is terminated, the Company is required to convene a general meeting of its shareholders as soon as reasonably practicable after the date of the merger agreement for the purpose of obtaining the required shareholder approval under the merger agreement. Unless our board of directors effects a change of recommendation in the manner described above, our board of directors is required to recommend that our shareholders vote to authorize, approve and adopt the merger agreement and use its reasonable best efforts to obtain approval of the merger agreement by our shareholders. In addition, under certain circumstances, the Company is permitted to postpone or adjourn the shareholders’ meeting as well as change the record date. Even if our board of directors makes a change in recommendation, the Company must nevertheless submit the merger agreement to shareholders for approval at the extraordinary general meeting, unless it first terminates the merger agreement to enter into an acquisition agreement relating to a superior proposal or the merger agreement has been otherwise terminated prior to the extraordinary general meeting.

Exercise of Call Option

At such time as is reasonably close to the projected closing date of the merger, but prior to March 31, 2013, the Company must exercise its call option with respect to, and use its reasonable best efforts to complete and register with the PRC registration authorities, the acquisition of 20% of the equity interest in Beijing Wei Rui Li from Wang Jialu pursuant to Section 8.9.1 of, and in accordance with the terms of, the Equity Transfer Contract dated December 23, 2010 between the Company, Wang Jialu, Wang Shuo, Zhao Xiuqing and Beijing Wei Rui Li.

Agreement to Use Reasonable Best Efforts

We and Parent have agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the merger as soon as reasonably practicable after the date of the merger agreement, including preparing necessary documentation and making necessary filings to obtain all approvals, consents, ratifications, permissions, waivers or authorizations, expiration or termination of applicable waiting periods required to be obtained (pursuant to any applicable law, contract or otherwise) from any governmental body in connection with the merger. The Company and Parent have agreed to consult and coordinate with one another with respect to any filings and notify each other promptly upon receipt of any communication from any official of any governmental body in connection with any filing and to share any knowledge of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the merger. The Company and Parent have agreed to use reasonable best efforts to lift any restraint, injunction or other legal bar to the merger subject to certain limitations. Without the prior written consent of Parent, the Company and its subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation in connection with obtaining any approval, consent or waiver, or in connection with defending or contesting any action, suit or proceedings.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Subsidiary have agreed that:

•

The indemnification and exculpation provisions in the articles of association of the Company, as in effect at the effective time, may not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company.

•

For six years after the effective time, Parent will cause to be maintained in effect provisions in the articles of association of the surviving company and each of its subsidiaries (or in such documents of any successor to the business of the surviving company or any of its subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the articles of association of the Company and each of its Subsidiaries in existence on the date of the merger agreement. From and after the effective time, any agreement of any persons indemnified with the Company or any of its subsidiaries regarding elimination of liability, indemnification or advancement of expenses will be assumed by the surviving company, will survive the merger and will continue in full force and effect in accordance with its terms.

•

The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 200% of the current annual premium paid by the Company for such insurance. In addition, Parent or the Company may, and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Financing

Parent will take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that it has adequate capital resources available to pay the merger consideration at the effective time (or, in certain situations, when ascertained).

Conditions to the Merger

The consummation of the merger is subject to the satisfaction of the following conditions:

•	the merger agreement and merger being approved by the shareholders at the extraordinary general meeting; and

•

no court or specified governmental entity as listed in the Company’s disclosure schedule (acting on its own initiative) of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Parent and Merger Subsidiary to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•

the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject to a de minimis exception for various covenants and the rest to a material adverse effect (as defined in the merger agreement) exception;

•	the Company having performed in all material respects all material obligations required to be performed by it under the merger agreement at or before the closing date of the merger; and

•

there not having been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•

the representations and warranties of Parent and Merger Subsidiary in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Subsidiary to consummate the merger and the other transactions contemplated thereby; and

•	each of Parent and Merger Subsidiary having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the consummation of the merger:

(a)	by mutual written consent of the Company and Parent; or

(b)	by either of the Company or Parent, if:

•

the merger is not completed by the end date, May 27, 2013, provided that this termination right is not available to (i) either the Company or Parent if the failure of the merger to have been consummated on or before the termination date was primarily due to the breach or failure of such party to perform any of its obligations under the merger agreement;

•

any restraint is in effect that permanently makes illegal or otherwise prohibits consummation of the merger or permanently enjoins the Company, Parent or Merger Subsidiary from consummating the merger, and such restraint will have become final and nonappealable; provided that this right to terminate the merger agreement is not be available to any party whose breach of any provision of or failure to comply with its obligations under the merger agreement is the primary cause of the imposition of such restraint

•	our shareholders do not authorize, approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

(c)	by Parent, if:

•

the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement will have become untrue and incorrect, such that the corresponding condition to closing would not be satisfied and such condition is incapable of being satisfied by the end date; or

•

the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent, or has approved, recommended, or otherwise declared advisable any other acquisition proposal, or has caused or permitted the Company or any of its subsidiaries to enter into an alternative acquisition agreement; or

(d)	by the Company:

•

if Parent or Merger Subsidiary has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Subsidiary under the merger agreement will have become untrue, such that the corresponding condition to closing would not be satisfied and such condition is incapable of being satisfied by the end date; or

•	prior to the receipt of the shareholders’ approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal.

Certain Additional Covenants

Pursuant to the terms of the Merger agreement, we, Parent and Merger Subsidiary have agreed to certain additional covenants related to the following:

•	sharing of information and access to information of us and our subsidiaries;

•	Parent’s participation in the defense and settlement of any shareholder litigation relating to the transactions contemplated by the merger agreement;

•	the resignation of certain of our and our subsidiaries’ directors;

•	our elimination or minimization of the effects of certain takeover statutes; and

•	public announcements related to the merger agreement and the transactions contemplated thereby.

Termination Fee

The Company is required to pay Parent a termination fee of $24.5 million in the event the merger agreement is terminated (i) by Parent if (a) the board of directors of the Company makes a change of recommendation; (b) the board of directors of the Company approves or recommends any acquisition proposal other than the merger; or (c) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing; (ii) by the Company if, prior to the receipt of the shareholders’ approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal; or (iii) by either Parent or the Company if the merger is not consummated by the end date, or if the shareholder approval of the merger agreement is not obtained, or by Parent if the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement will have become untrue and incorrect, but only if, in each case, (y) prior to such termination an acquisition proposal, whether or not conditional, was proposed or communicated to the Company, publicly announced or otherwise communicated to our board or our shareholders and not withdrawn, and (z) within 12 months of such termination, the Company enters into a definitive agreement with respect to an acquisition proposal or an acquisition proposal is consummated (regardless of whether or not such acquisition proposal is the same acquisition proposal first referred to in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15% in the definition of “acquisition proposal” are deemed to be references to 50%.

Under the merger agreement, Parent is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company’s costs and expenses incurred in connection with the merger.

Employee Benefits

For a period of 12 months following the closing, with respect to employees of the Company or its subsidiaries immediately before the effective time (“Company Employees”), Parent will, or will cause the surviving company to, for so long as each such Company Employee is engaged by Parent, the surviving company or any of their affiliates, provide compensation and employee benefits to such Company Employee that, taken as a whole, has a value that is not less favorable in the aggregate to the Company Employee than those provided to the Company Employee immediately prior to the effective time. Parent, the surviving company or their affiliates are not obligated to maintain any particular employee benefit plan or retain the employment of any Company Employees.

From and after the effective time, Parent will, or will cause the surviving company to, assume, honor and continue during the 12-month period following the effective time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, CIC retention and termination plans and agreements, in each case, as in effect at the effective time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event), without any amendment or modification, other than as required by applicable law or with the consent of the Company Employee.

With respect to any “employee benefit plan” maintained by the surviving company or any of its affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Company Employee’s service with the Company or any of its subsidiaries will be treated as service with the surviving company or its affiliates. However, such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

Parent will waive, or shall cause the surviving company or any of its affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the surviving company or any of their affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the effective time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable employee plan immediately prior to the effective time. Parent will recognize, or will cause the surviving company or any of its affiliates to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the effective time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the effective time.

Fees and Expenses

If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Modification or Amendment; Waiver of Conditions

The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that after any such adoption and approval of the merger agreement by the requisite shareholders’ approval, no amendment will be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Remedies

In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is US$24,500,000.00) to Parent, the payment by the Company of the termination fee is Parent’s sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or willful breach.

There is no limitation on damages under the merger agreement that may be recoverable by the Company from Parent or Merger Subsidiary in the event of a breach of the merger agreement by Parent or Merger Subsidiary.

Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce, specifically, the terms and provisions thereof, this being in addition to any other remedy to which each party is entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee, neither Parent nor Merger Subsidiary will be entitled to injunctive relief).

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed merger, provided that such shareholder follows the procedures summarized below.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters’ Rights, the following procedures must be followed:

•

you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•

within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•

within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his or her decision to dissent (a “Notice of Dissent”) to the Company stating his or her name and address, the number and class of Shares with respect to which he or she dissents and demanding payment of the fair value of his or her Shares. The shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of its Shares (and the right to participate in court proceedings to determine the fair value of his or her Shares or the right to institute proceedings on the grounds that the merger is void or unlawful). A Dissenting Shareholder must dissent in respect of all the Shares which he or she holds;

•

within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase his or her Shares at a price determined by the Company to be the fair value of such Shares;

•

if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

•

if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of shareholders of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to become the holder of record of such Shares, in order to follow the steps summarized above in a timely manner to perfect whatever Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender his or her ADSs to the ADS depositary before the extraordinary general meeting on October 31, 2012 and pay any applicable fees to the ADS depositary to withdraw his or her Shares and then become a record holder of such Shares and comply with the procedures described above in order to perfect the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact your broker. If your broker needs further instruction, please have your broker contact the Depositary at Citibank, N.A., at 973-461-7012, Hilda Alvarez; 973-461-7035, Zytiin Thornton; 973-461-7013, Joyce Wilson; 973-461-7040, Donna Cosolito; or 973-461-7029, Kenneth Seeley.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the merger agreement. Failure to vote your Shares, or a vote against the approval of the merger and the adoption and approval of the merger agreement and any and all transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to China Kanghui Holdings, No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $5.125 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and Parent intend to assert that the per Share merger consideration of $5.125 is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our outstanding Shares.

As of the date of this proxy statement, 142,320,744 Shares were issued and outstanding, of which 85,373,664 were represented by ADSs. The amounts and percentages of Shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Shares beneficially owned as of September 24, 2012
Name	Number	Percent
Directors and Executive Officers
Yikang Jiang(1)	9,940,000	6.98%
Libo Yang(2)	4,537,910	3.19%
Jun Du(3)	3,100,000	2.18%
Hongxin Nie(4)	180,000	0.013%
Suyang Zhang	—	—
Patricia Peifen Chou	*	*
David Su	*	*
Shuchun Gao	*	*
Weidong Shan	*	*
Zhiming Wang	*	*
Junwen Wang	*	*
Qian Guo(4)	180,000	0.13%
All directors and executive officers as a group	17,757,910	12.48%

Principal Shareholders
IDG-Accel China Growth Fund L.P.(5)	18,114,314	12.73%
SIG China Investments One, Ltd.(6)	18,024,250	12.66%
TDF Capital China II, LP.(7)	2,402,676	1.69%
Citi (Nominees), Limited(8)	85,373,664	59.97%

*	Beneficially owns less than 1.0% of our outstanding Shares.
(1)	Includes 6,000,000 Shares owned on record by Mr. Jiang, and 3,940,000 Shares owned by Mr. Jiang’s son, Mr. Zhenyu Jiang. Mr. Jiang has disclaimed his beneficial ownership of the 3,940,000 shares owned by his son. Mr. Yikang Jiang and Mr. Zhenyu Jiang retain voting and investment power with respect to 6,000,000 and 3,940,000 Shares, respectively. As of the date of this proxy statement, 339,996 Shares have been converted into ADSs and are held by Citi (Nominees) Limited.

(2)	Includes 4,537,910 Shares owned on record by Ms. Xiaohui Yang and options owned by Mr. Libo Yang to purchase 456,190 Shares of our company. Ms. Yang is Mr. Yang’s mother. Ms. Yang and Mr. Yang have disclaimed beneficial ownership of Shares owned by each other. Ms. Xiaohui Yang retains voting and investment power with respect to the 4,537,910 Shares and Mr. Libo Yang retains the voting and investment power with respect to the Shares acquired upon exercise of the options to purchase 1,581,450 of our Shares.
(3)	Includes 2,000,000 Shares owned on record by Mr. Du, option owned by Mr. Du to purchase 40,000 Shares of our company and 1,100,000 Shares owned on record by his daughter, Ms. Tingting Du. Mr. Du has disclaimed his beneficial ownership of the 1,100,000 shares owned by his daughter. Mr. Jun Du and Ms. Tingting Du retain voting and investment power with respect to 2,040,000 and 1,100,000 of our Shares, respectively. Ms. Tingting Du’s address is No. 3 Yizheng Road, Zhenjiang, Jiangsu, P.R. China. As of the date of this proxy statement, 300,000 Shares have been converted into ADSs and are held by Citi (Nominees) Limited.
(4)	Includes options owned by Ms. Hongxin Nie to purchase 5,215,374 Shares of our company and options owned by Mr. Qian Guo to purchase 4,008,234 Shares of our company. Shares beneficially owned by Ms. Nie and Mr. Guo include 30,000 ADSs purchased by Ms. Nie in our directed share program. Ms. Nie and Mr. Guo have disclaimed beneficial ownership of the options owned by each other. Mr. Qian Guo and Ms. Hongxin Nie retain voting and investment power with respect to the Shares acquired upon exercise of the options to purchase 5,215,374 and 4,008,234 of our Shares, respectively. Ms. Nie retains voting and investment power with respect to the 30,000 ADSs purchased in our directed share program.
(5)	Includes 1,300,588, 2,853,014 and 13,960,712 Shares owned by IDG-Accel China Investors L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Growth Fund L.P.
(6)	Includes 18,024,250 Shares owned by SIG China Investments One, Ltd.
(7)	Includes 2,307,948 and 94,668 Shares owned by TDF Capital China II, LP, and TDF Capital Advisors, LP, respectively.
(8)	Citi (Nominees), Limited does not hold ADSs on its own behalf, but on behalf of all ADS holders.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS,” and the IRS may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax; or (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) a individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters’ Rights (as described under “Dissenters’ Rights”), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment

Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on the market capitalization.

We believe we were not a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes for the taxable year ended December 31, 2011. Based on the composition of our income and assets for the first two quarters of our current taxable year ending December 31, 2012 and valuation of our assets for the first three quarters for the current year, we do not believe that we will be a PFIC for our current taxable year. Our PFIC status for the current taxable year 2012 will not be determinable until the close of the taxable year ending December 31, 2012.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share generally would be allocated ratably over such U.S. Holder’s holding period for the Share. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. We do not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year. As a result, if we are a PFIC in the current year, a U.S. Holder will not be able to make a valid qualified electing fund election, and any gain recognized by a U.S. Holder who exchanges its Shares for cash pursuant to the merger would be treated as ordinary income rather than capital gain, and would not be treated as long-term capital gain, even if the U.S. Holder held such Shares for more than one year at the effective time of the merger.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

CERTAIN MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. There has not been a definitive determination of the Company’s status by the PRC tax authorities.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698,” Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, and the Bulletin Concerning Certain Issues Related to the Administration of Enterprise Income Tax of Non-resident Enterprises (SAT Bulletin No. 24) issued by the State Administration of Taxation, which became effective as of April 1, 2011, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax on capital gains of less than 12.5%; or (b) an exclusion from taxation for offshore capital gains, the non-resident enterprise will be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. There has not been a definitive determination on whether a purchase or sale of a public company’s shares would be subject to Circular 698.

If the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise for tax purposes or that the receipt of cash for its Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%.

Under the PRC Individual Income Tax Law, a PRC resident is subject to PRC individual income tax at the rate of 20% on the recognition of capital gains from the disposal of capital assets (subject to applicable treaty relief).

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting later in the year.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.kanghui.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 30, 2012 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to, or filed with, the SEC since April 30, 2011, if any, are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to the Company’s Investor Relations Supervisor, Wendy Sun, Asia Bridge Capital Limited, at +86-10-8556-9033 (China), 1-888-321-2558 (U.S.), at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED OCTOBER 11, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of September 27, 2012

among

MEDTRONIC, INC.,

CHINA KANGHUI HOLDINGS

and

KERRY MERGER CORP.

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 27, 2012 among China Kanghui Holdings, a Cayman Islands exempted company (the “Company”), Medtronic, Inc., a Minnesota corporation (“Parent”), and Kerry Merger Corp., a Cayman Islands exempted company and an indirectly wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved the Merger (as defined below) of Merger Subsidiary with and into the Company with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming an indirectly wholly-owned subsidiary of Parent as a result of the Merger, and have approved the execution, delivery and performance by Parent and Merger Subsidiary, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger and the other transactions contemplated by this Agreement are fair and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the approval and adoption of this Agreement and the transactions contemplated thereby by the shareholders of the Company;

WHEREAS, as of the date of this Agreement, Parent has entered into an Irrevocable Undertaking (the “Irrevocable Undertaking”) with certain of the shareholders of the Company pursuant to which such shareholders, on the terms and subject to the conditions set forth therein, have agreed to vote or cause to be voted all of the shares the Company beneficially owned by such shareholders for the approval and adoption of the Merger, this Agreement and any related action reasonably required in furtherance thereof; and

WHEREAS, as of the date of this Agreement, certain executive officers of the Company have entered into employment, consulting and non-competition agreements with the Company or its Subsidiaries (collectively, the “Executive Agreements”), with such Executive Agreements to become effective as of the effective time of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01. DEFINITIONS. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or bona fide inquiry (whether or not written) of any Third Party, or any Third Party bona fide indication of interest (whether or not written), for any direct or indirect (i) acquisition or purchase of assets equal to 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or 15% or more of any class of equity or voting securities of the Company, (ii) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company, (iii) merger, consolidation, scheme of arrangement, share exchange, business combination, sale of assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable or (iv) combination of any of the transactions described in clauses (i) through (iii) above, in each case in a single transaction or series of related transactions if the sum of the percentages of consolidated assets and classes of equity or voting securities of the Company involved is 15% percent or more.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Applicable Law” means, with respect to any Person, any PRC local, provincial or national or United States federal, state or local or other non-United States national, state or provincial (as applicable) or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the PRC, New York, New York or the Cayman Islands are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2011 and the notes thereto set forth in the Company 20-F for the financial year ended December 31, 2011 that the Company filed with SEC on April 30, 2012.

“Company Balance Sheet Date” means December 31, 2011.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company IP” means any and all Company Owned IP and Company Licensed IP.

“Company Products” means each product sold or currently in development by the Company or any of its Subsidiaries as of the date hereof, other than any finished products purchased by the Company or any of its Subsidiaries for resale.

“Company Registered IP” means all of the Registered IP owned, or identified as owned on the Company Disclosure Schedule, by the Company or any of its Subsidiaries.

“Company Shares” means the ordinary shares, $0.001 par value per share, of the Company.

“Company Share Plan” means each plan or non-plan award agreement pursuant to which share options or other equity awards have been granted to employees or other service providers of the Company.

“Confidentiality Agreement” means the letter agreement between Parent and the Company dated June 6, 2012.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, legally binding bid, commitment or other instrument, obligation, arrangement or understanding of any kind.

“Environmental Laws” means any Applicable Laws relating to the environment, natural resources, pollutants, contaminants or, solely as it relates to exposure to Hazardous Substances, human health and safety.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the operation of the business of or occupation of the real property of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“FDA” means the United States Food and Drug Administration.

“Foreign Private Issuer” has the meaning specified in Rule 3b-4 of the 1934 Act.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise or a state-owned or controlled public hospital).

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, material, pollutant, contaminant, product, by-product, waste or material that in relevant form and concentration is listed, classified or regulated under or forming the basis for liability or standards of conduct under any Environmental Law as such.

“Intellectual Property” means any or all of the following anywhere in the world and all legal right, title or interest in, to or under the following arising under Applicable Law, whether or not filed, perfected, registered or recorded: (i) all PRC, United States, international and foreign patents and applications, including but not limited to, utility patents, patents of inventions (twenty-year term patents), design patents and plant patents, therefor and all reissues, reexaminations, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable and whether or not reduced to practice), trade secrets, know how, databases, business methods, technical data and customer lists and other confidential or proprietary information; (iii) all copyrights, copyrights registrations, copyright applications, copyrightable works and unregistered common law copyrights and related rights, including all computer software (including source and object code), firmware, development tools, algorithms, data and manuals; (iv) all industrial designs and any registrations and applications therefor; (v) all trade names, logos, common law trademarks and service marks, Web addresses, sites and domain names and numbers, trademark and service mark registrations and applications therefor; (vi) all other proprietary rights (including moral rights); and (vii) all copies and tangible embodiments relating to any of the foregoing (including remedies against infringements thereof) and rights of protection of interest therein under Applicable Laws.

“International Plan” means any material Employee Plan that is maintained by the Company or any of its Affiliates primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers after inquiry of such Person’s direct reports as would be usual or proper under the circumstances consistent with past practice (and excluding any willful blindness); provided that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Schedule, in each case after inquiry of such individual’s direct reports as would be usual or proper under the circumstances consistent with past practice (and excluding any willful blindness) within such individual’s respective area of functional responsibility as set forth in Section 1.01 of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, restriction, option, right of first offer or refusal or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means any event, circumstance, change, effect, condition, development or state of facts that individually or in the aggregate with all other events, circumstances, changes, effects, conditions, developments or state of facts (i) is or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay beyond the End Date such Person’s ability to consummate the transactions contemplated by this Agreement, excluding from clauses (i) or (ii) any event, circumstance, change, effect, condition, development or state of facts resulting from (A) changes in the financial, securities, credit or other capital markets or general economic or regulatory, legislative or political conditions, including those in the PRC (B) (i) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, or (ii) geopolitical conditions, acts of war, sabotage or terrorism or natural or man-made disasters or other force majeure events, (C) changes in Applicable Law or GAAP or interpretations thereof, in each case proposed, adopted or enacted after the date of this Agreement, (D) the failure, in and of itself, of such Person to meet any internal or published projections, forecasts, estimates or predictions or changes in the market price or trading volume of the securities of such Person or the credit rating of such Person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (E) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including (i) any loss in respect of or change in relationship with any customer, supplier, employee, vendor, distributor, hospital, surgeon or other business partner of the Company due to the identity of Parent or its Affiliates, or (ii) any suit, action or proceeding in respect of this Agreement or the Irrevocable Undertaking or the Executive Agreements or the transactions contemplated by this Agreement or the Irrevocable Undertaking or the Executive Agreements, brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) and (F) if such Person is the Company, (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or (2) compliance by the Company with the terms of, or the taking by the Company of any action required by, this Agreement, or the failure by the Company to take any action prohibited by this Agreement; except, in the case of clause (B) or (C), to the extent having a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“NYSE” means The New York Stock Exchange.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, in each case that do not and would not materially adversely affect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed prior to the date of this Agreement, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, in each case that do not and would not materially adversely affect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries and (vii) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number driver’s license, passport or other government identification number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.

“Privacy Policy” means any external or internal, past or present policy of the Company or any of its Subsidiaries relating to (i) the privacy of users of any Company Product or of any externally accessible website of the company or any of its Subsidiaries, (ii) the collection, storage, disclosure and transfer of any User Data or Personal Data, or (iii) any employee information.

“Proceeding” means any civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation or proceeding.

“Registered IP” means all Intellectual Property registered with any Governmental Authority.

“Register of Members” means in relation to the Company, the Merger Subsidiary or the Surviving Company, as the context requires, the register of members of such company as maintained in accordance with the Cayman Companies Law.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge or dispersal into or through the environment.

“SAFE” means the State Administration of Foreign Exchange in the PRC.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SFDA” means the State Food and Drug Administration in the PRC.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax” means (i) any federal, state, local, foreign or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) that is imposed by any Taxing Authority, and (ii) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any related contest or dispute, (iii) any liability for payment of any items described in this paragraph that are attributable to another Person as a result of any tax sharing, tax indemnity or tax allocation Contract or any other express or implied Contract to indemnify any other Person or by Applicable Law, by Contract or otherwise, whether or not disputed and (iv) any liability for payment of amounts listed in (i), (ii) or (iii) when as a result of transferee liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period, transferor liability, successor liability, or otherwise through operation of Applicable Law.

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including any “group” as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“User Data” means any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

“U.S. Plan” means any material Employee Plan that is not an International Plan.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
ADSs	2.02
Adverse Recommendation Change	6.03
Agreement	Preamble
Anti-Bribery Laws Cayman Companies Law	4.24 2.01
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Board Recommendation	4.02
Company Employees	7.04
Company Licensed IP	4.15
Company Owned IP Company Permits	4.15 4.29
Company Preferred Shares	4.05
Company Restricted Share	2.05
Company RSU	2.05
Company RSU Merger Consideration	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Share Award	4.17
Company Share Option	2.05
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.02
Company Subsidiary Securities	4.06
Deposit Agreement	2.03
Depositary	2.03
Dissenting Shares	2.04
D&O Insurance	7.03
Effective Time	2.01
Employee Plan	4.17
Employees	4.18
End Date	10.01
Excluded Shares	2.02
Executive Agreements	Recitals
FCPA	4.24
Indemnified Person	7.03
Insurance Policies	4.19
Internal Controls	4.07
Intervening Event	6.03
In-the-Money Company Share Option	2.05
In-the-Money Company Share Option Merger Consideration	2.05
Lease	4.14
Major Customer	4.22
Major Supplier	4.22
Material Contract	4.21
Maximum Tail Premium	7.03
Medical Devices Law Merger	4.29 2.01

Term	Section
Merger Consideration	2.03
Merger Documents	2.01
Merger Subsidiary	Preamble
Minority Interest	4.25
Multiemployer Plan	4.17
OFAC	4.24
OFAC Regulations	4.24
Option Exercise Price	2.05
Parent	Preamble
Paying Agent	2.03
Payment Fund	2.03
Per ADS Merger Consideration	2.02
Per Share Merger Consideration	2.02
Plan of Merger	2.01
PRC Subsidiaries	4.06
Proxy Statement	4.09
Record ADS Holders	6.05
Record Date	6.02
Reference Date Representatives	4.05 6.03
Restraints	9.01
Sanctions Target	4.24
Share Certificates	2.03
Stock Option Rules	2.05
Superior Proposal	6.03
Surviving Company	2.01
Termination Fee	11.04
Uncertificated Shares	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex, Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that any agreement or contract listed on any schedules hereto must indicate whether such agreement or contract has been amended, modified or supplemented. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars and any references to “RMB” shall be to PRC Renminbi. For purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which the city of Shanghai of the PRC is located.

ARTICLE 2

The Merger

Section 2.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law of the Cayman Islands (2011 Revision) (the “Cayman Companies Law”), at the Effective Time, Merger Subsidiary will be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease (the “Merger”). Following the Merger, the Company shall continue its existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Subsidiary and the Company in accordance with the Cayman Companies Law. The Surviving Company shall be liable for and subject, in the same manner as Merger Subsidiary immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of O’Melveny & Myers, Plaza 66, Tower 1, 37th Floor, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China at 10:00 a.m. Shanghai time, as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Subject to the provisions of this Agreement, on or prior to the Closing Date, Parent, Merger Subsidiary and the Company will duly execute and file a plan of merger, in substantially the form attached as Exhibit A (the “Plan of Merger”) and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the “Merger Documents”). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Subsidiary and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the “Effective Time”).

(d) The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Subsidiary and the Company in accordance with the Cayman Companies Law.

Section 2.02. Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary, any holder of any shares in the share capital of the Company or any other Person:

(a) except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Company Share, including each of the Company Shares represented by American Depositary Shares, each representing six

Company Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than Company Shares issued and outstanding immediately prior to the Effective Time that are owned by Parent, Merger Subsidiary, the Company or their respective Subsidiaries (collectively, “Excluded Shares”), all of which shall be cancelled without any consideration being exchanged therefor, and, subject to Section 2.04, other than Dissenting Shares, which shall have only those rights set forth in Section 2.04) shall be cancelled in consideration for the right to receive the following: (i) $5.125 in cash per Company Share, without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03; or (ii) in the case of Company Shares represented by ADSs issued and outstanding immediately prior to the Effective Time, (other than ADSs representing Dissenting Shares or Excluded Shares), $30.75 in cash per ADS, without interest (the “Per ADS Merger Consideration”), subject to the terms and conditions set forth in this Agreement and the Deposit Agreement, and all of the Company Shares, including Shares represented by ADSs (other than the Excluded Shares and, subject to Section 2.04, Dissenting Shares), shall cease to exist and no longer be outstanding, and each holder thereof shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, without interest, upon surrender of the Share Certificate (if any) or ADS representing such share in accordance with Section 2.03;

(b) immediately prior to the Effective Time each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Company Shares, cease to be outstanding, shall be surrendered, cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(c) each ordinary share of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding capital shares of the Surviving Company and the Register of Members of the Company shall be updated to reflect the holders of shares of the Merger Subsidiary as the holder of shares of the Surviving Company; and

(d) without limiting the other provisions of this Agreement, if, at any time during the period between the date hereof and the Effective Time, any change in the outstanding capital shares of the Company shall occur by reason of any reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share, the Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in share and to provide to the holders of Company Shares (including Company Shares represented by ADSs) and Company Share Options the same economic effect as contemplated by this Agreement prior to such action.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company to act as agent (the “Paying Agent”) to receive the funds to which shareholders of the Company will become entitled pursuant to Section 2.02(a), Section 2.04 (in the case of Section 2.04, when ascertained) and Section 2.05 (collectively, the “Merger Consideration”), and Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time or in the case of payments pursuant to Section 2.04, when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Shares or ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall, pending its disbursement to the holders of Company Shares and ADSs, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s

Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.03(d) hereof, the Payment Fund shall not be used for any other purpose.

(b) As promptly as practicable after the Effective Time (and in any event within five Business Days in the case of record holders and three Business Days in the case of The Depository Trust Company or its nominee on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail, and The Depository Trust Company to deliver, to each Person who was, at the Effective Time, a holder of Company Shares as recorded in the Register of Members of the Company entitled to receive the Per Share Merger Consideration pursuant to Section 2.02: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Payment Fund to registered holders of Company Shares shall be effected and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Company Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.06) or non-certificated Company Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. To the extent applicable, the foregoing form of letter of transmittal may include a provision requiring any holders of Company Shares subject to foreign currency exchange controls under the Applicable Laws of the PRC to comply with the regulations of SAFE. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Company Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (y) the number of Company Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.06) or the number of Uncertificated Shares multiplied by (z) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (2) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement in connection with the transactions contemplated hereby) and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Company Shares or ADSs pursuant to the provisions of this Article 2. In the event of a transfer of beneficial ownership of Company Shares that is not registered in the Register of Members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Company Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the Company Share is registered, it shall be a condition to such payment that (i) the Paying Agent be provided with such documents as it may reasonably require to evidence the transfer of shares or the entitlement of such Person and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Shares or establish to the reasonable satisfaction of the Paying Agent that such tax has been paid or is not payable.

(d) At any time following the date that is twelve months after the Closing Date, the Surviving Company will be entitled to require the Paying Agent to deliver to it any funds in the Payment Fund that had been made available to the Paying Agent and not disbursed to holders of Company Shares and ADSs (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not complied with this Article 2 and received the Per Share Merger Consideration or Per ADS Merger Consideration therefor shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.02(a), Section 2.04 and Section 2.05 and, subject to applicable abandoned property, escheat and other similar laws, receive in consideration therefor the aggregate Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, that may be payable upon compliance by that holder of the procedures set forth in Section 2.03(b) relating to delivery by such holder of evidence of such Company Shares or ADSs, without interest or dividends thereon.

(e) After the Effective Time, there shall be no further registration of transfers of Company Shares or ADSs. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company or the Paying Agent, they shall be cancelled and exchanged for the Merger Consideration provided for in accordance with the procedures set forth in this Article 2.

(f) The Per Share Merger Consideration paid (i) upon the delivery of a Share Certificate (if any) or (ii) in respect of any Uncertificated Shares in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Share Certificate or such Uncertificated Share, as applicable.

(g) To the fullest extent permitted by Applicable Law, none of Parent, Merger Subsidiary, the Company, the Surviving Company, the Paying Agent or the Depositary will be liable to any shareholders of the Company in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, shall not be sent to Company shareholders (including holders of ADSs) who are untraceable unless and until, except as provided below, they notify the Paying Agent or Depositary (as applicable) of their current contact details prior to the Effective Time. A holder of Company Shares or ADSs will be deemed to be untraceable if (i) it had no registered address in the Register of Members (or branch register) maintained by the Company or the Depositary, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed or (B) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholder Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholder Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(i) As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement dated as of August 16, 2010 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Parent, Merger Subsidiary and the Company agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.04. Dissenting Shares. No shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration as provided for in Section 2.02 with respect to the Company Shares owned by such shareholder (the “Dissenting Shares”) unless and until such shareholder shall have effectively withdrawn or lost such shareholder’s appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment of the fair value resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder’s Dissenting Shares, and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent (a) prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law that are received by the Company relating to Company shareholders’ dissenter’s rights, and (b) the opportunity to direct all offers, negotiations and proceedings with respect to the exercise of dissenter’s rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise its dissenter’s rights, or withdrawn or lost such rights under Section 238 of the Cayman Companies Law, shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 2.03.

Section 2.05. Company Equity Awards. (a) At or immediately prior to the Effective Time, each option to purchase Company Shares outstanding under any Company Share Plan (a “Company Share Option”) that has an exercise price per Company Share underlying such Company Share Option (the “Option Exercise Price”) that is less than the Per Share Merger Consideration (each such Company Share Option, an “In-the-Money Company Share Option”), whether or not exercisable or vested, shall be cancelled and converted into the right to receive an amount in cash, without interest, determined by multiplying (i) the excess of the Per Share Merger Consideration over the Option Exercise Price of such In-the-Money Company Share Option by (ii) the number of Company Shares subject to such In-the-Money Company Share Option (such amount, the “In-the-Money Company Share Option Merger Consideration”). Parent shall cause the Surviving Company to pay the In-the-Money Company Share Option Merger Consideration, less any amounts required to be deducted or withheld with respect to the making of such payment under any Applicable Law, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time) through the Surviving Company’s or its applicable Subsidiaries’ payroll. At or immediately prior to the Effective Time, each Company Share Option that has an Option Exercise Price that is equal to or greater than the Per Share Merger Consideration, whether or not exercisable or vested, shall be cancelled and the holder thereof shall not be entitled to receive any payment in exchange for such cancellation.

(b) Immediately prior to the Effective Time, each Company Share granted subject to vesting or other lapse restrictions under any Company Share Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by the holders of a Company Share generally.

(c) At or immediately prior to the Effective Time, each restricted share unit with respect to Company Shares granted under a Company Share Plan (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration (such amount, the “Company RSU Merger Consideration”). Parent shall cause the Surviving Company to pay the Company RSU Merger Consideration, less any amounts required to be deducted or withheld with respect to the making of such payment under any Applicable Law, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time) (through the Surviving Company’s or its applicable Subsidiaries’ payroll).

(d) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any Company Share Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting to terminate each Company Share Plan and any relevant award agreements applicable to the Company Share Plan, and to cancel any Company Share Option that is outstanding and unexercised, whether or not vested or exercisable, at the Effective Time (subject, in each case, to the award holder’s rights with respect to the treatment of such awards provided for in Section 2.05(a), (b), or (c), as applicable).

(e) After the Effective Time, the holders of Company Share Options, Company Restricted Shares and Company RSUs shall have the right to enforce, and shall be beneficiaries with respect to, the provisions of this Section 2.05.

(f) All payments pursuant to this Section 2.05 shall be made in accordance with and subject to the requirements of the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies promulgated by the SAFE (the “Stock Option Rules”).

Section 2.06. Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Share Certificate, the Merger Consideration to be paid in respect of the Company Shares represented by such Share Certificate, as contemplated by this Article 2.

Section 2.07. Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of Applicable Law. To the extent that amounts are so deducted or withheld and paid over to any Governmental Authority or Taxing Authority in accordance with this Section 2.07, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the holder of Company Shares or ADSs in respect of which such deduction or withholding was made.

ARTICLE 3

The Surviving Company

Section 3.01. Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by Applicable Law and such memorandum and articles of association; provided that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is Medtronic China Kanghui Holdings.”

Section 3.02. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the Surviving Company’s memorandum and articles of association and Applicable Law, the director of Merger Subsidiary at the Effective Time shall be the director of the Surviving Company. At the Effective Time, the Surviving Company shall have no officers.

ARTICLE 4

Representations and Warranties of the Company

Except as otherwise disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company and publicly available on the SEC’s internet website at least one Business Day prior to the date of this Agreement (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other statements included in such Company SEC Documents that are predictive or forward-looking in nature) or in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power. (a) The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease, operate and use its properties and assets and to carry on its business as currently conducted, except where the failure to be so qualified, licensed or in good standing or have such corporate power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation (or other applicable entity) and (where applicable) is in good standing in each jurisdiction where ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Complete and correct copies of the memorandum and articles of association of the Company, as amended to the date of this Agreement, have been made available through filings with the SEC. The Company is not in violation of any of the provisions of its memorandum and articles of association.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate actions on the part of the Company. The affirmative vote of the holders of at least two-thirds of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholder Meeting in accordance with Section 233(6) of the Cayman Companies Law is the only vote of the holders of any of the Company’s capital shares necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). Assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved the execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, and (iii) resolved, subject to Section 6.03, to recommend authorization and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”). Subject to Section 6.03, such resolutions have not been amended, rescinded or withdrawn.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, 1934 Act and any other applicable state or federal securities laws, (c) compliance with any applicable rules of NYSE and (d) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company’s revenues in the fiscal year 2011 were less than RMB400 million.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company or any equivalent organizational documents of any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of 1,000,000,000 Company Shares and the Company is authorized to issue preferred shares, $0.001 par value per share, of the Company (“Company Preferred Shares”). As of September 24, 2012 (the “Reference Date”), there are (i) 142,320,744 shares of Company Shares outstanding (which number includes all outstanding Company Restricted Shares) and 800,856 Company Shares held by the Company or its designees and reserved for issuance under the Company Share Plans, (ii) an aggregate of 25,108,872 Company Shares subject to outstanding Company Share Options, (iii) no Company Shares subject to outstanding Company RSUs, and (iv) no Company Preferred Shares outstanding.

(b) All outstanding shares of the Company have been, and all shares that may be issued pursuant to any Company Share Plans or other Employee Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid and nonassessable.

(c) Except as set forth in Section 4.05(a), and for changes since the Reference Date resulting from the exercise of Company Share Options, there are no issued, reserved for issuance or outstanding (i) capital shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for capital shares or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital shares, voting securities or securities convertible into or exercisable or exchangeable for capital shares or voting securities of the Company or (iv) restricted shares, restricted share units, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) No capital shares of the Company or Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its place and form of organization.

(b) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all corporate power and authority and all necessary governmental licenses, authorizations, permits, consents and approvals to own, lease, operate and use its properties and assets and to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All of the outstanding capital shares of or other voting securities of, or ownership interests in, each Subsidiary of the Company, are duly authorized, validly issued, fully paid and nonassessable and is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws or transfer restrictions imposed under this Agreement), including any restriction on the right to vote, sell or otherwise dispose of such capital shares or other voting securities or ownership interests. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exercisable or exchangeable for, capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital shares or other voting securities of, or ownership interests in, or any securities convertible into, or exercisable or exchangeable for, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted share units, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d) Except for the capital shares or other voting securities of, or ownership interests in, its Subsidiaries and marketable securities purchased by the Company in the ordinary course of business, the Company does not own, directly or indirectly, any capital shares or other voting securities of, or ownership interests in, any Person.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the constitutional documents and certificates and related Contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by competent PRC Governmental Authorities.

(f) Except for those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all filings and registrations with the PRC Governmental Authorities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the SAFE, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company SEC Documents were prepared in accordance and complied in all materials respects with the requirements of the 1933 Act or the 1934 Act, as the case may be.

(b) The Company has provided Parent with correct and complete unredacted copies of all documents filed as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by the staff of the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC by the Company.

(c) No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(e) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, designed and maintained disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the management of the Company by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any significant deficiencies or material weaknesses in Internal Controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Statement of Auditing Standards 115, as in effect as of the date of this Agreement.

(g) Since August 10, 2010, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since August 10, 2010.

(h) Since August 10, 2010, (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim, including a concern raised by an employee of the Company or any Subsidiary, that the Company or any Subsidiary has engaged in questionable (with “questionable” meaning not in conformity with GAAP) accounting or auditing practices, (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company of any of its Subsidiaries, has reported evidence of a material violation of securities laws, material breach of fiduciary duty or similar material violation by the Company or any of its directors, officers, employees or agents to the Board of Directors of the Company or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act and (iii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of the Company or any committee thereof.

(i) Since August 10, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a Foreign Private Issuer.

(j) The Company is a Foreign Private Issuer.

Section 4.08. Financial Statements. The financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries included or incorporated by reference into the Company SEC Documents present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, the effect of which, individually and in the aggregate, is not material, and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) and were prepared in conformity with GAAP, Regulation S-X of the SEC and the rules and regulations of the Public Company Accounting Oversight Board (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved. Since August 10, 2010, the Company has been and is in compliance with the applicable rules and regulations of the 1933 Act, the 1934 Act and NYSE, except for any such noncompliance that would not, individually or in the aggregate, constitute a Material Adverse Effect.

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Company shareholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”) shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date until the date hereof, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice, (b) there has not been any event, occurrence, development of a state of circumstances or facts that has had and continues to have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (c) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, known, unknown or otherwise, that are required in accordance with GAAP to be disclosed or reflected or reserved against the consolidated financial statements of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (c) liabilities or obligations incurred in connection with the transactions contemplated hereby and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. (a) The Company and each of its Subsidiaries are in compliance with, and are not under any current or pending or, to the knowledge of the Company, threatened investigation, audit or review by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations or investigations, audits or reviews that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any noncompliance that is material to the Company and its Subsidiaries taken as a whole with any Applicable Law that has not been cured.

(b) There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Each of the Company and its Subsidiaries that was incorporated outside of the PRC has complied in all material respects with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission and the SAFE) relating to overseas investment by PRC residents and citizens.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries, that is material to the Company or its Subsidiaries taken as a whole, for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, free and clear of all Liens except Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiaries leases or subleases any real property is valid, legally binding and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received any notice in writing that it has breached, violated or defaulted under any Lease.

(c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned, leased or subleased by the Company or any of its Subsidiaries for the purposes for which it is currently being used. There are no latent defects or adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any of its Subsidiaries other than those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.15. Intellectual Property. (a) (i) The Company and its Subsidiaries own or otherwise hold the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) to the knowledge of the Company after reasonable inquiry, each item of Intellectual Property owned or identified as owned on the Company Disclosure Schedule (whether exclusively, jointly with another Person or otherwise) by the Company or a Subsidiary of the Company (“Company Owned IP”) is subsisting, valid and enforceable.

(b) The Company and/or its Subsidiaries are the sole and exclusive owner of all right, title and interest to and in the Company Owned IP, free and clear of any Liens (other than Permitted Liens).

(c) To the knowledge of the Company (without having conducted any freedom to operate analysis), (i) the operation of the business of the Company and each of its Subsidiaries, does not infringe or misappropriate or otherwise violate or make unlawful use of the Intellectual Property of any Person or constitute unfair competition or unfair trade practices under the Applicable Laws of any jurisdiction; (ii) there are no legal disputes or claims pending or, to the knowledge of the Company, threatened alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Third Party by the Company or any of its Subsidiaries; (iii) no interference, opposition, reissue, reexamination or other proceeding is or has been pending or, to the knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company Owned IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable; (iv) no trademark or trade name owned, used or applied for by the Company or any of its Subsidiaries in a jurisdiction conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person in such jurisdiction, and the Company and its Subsidiaries have taken reasonable steps to police the use of its trademarks in such jurisdiction; and (v) no act has been done or omitted to be done by the Company or any of its Subsidiaries which has impaired or dedicated, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Company IP or give any Person any rights with respect thereto.

(d) None of the Company or its Subsidiaries has any knowledge that any Company IP has been infringed, misappropriated or otherwise violated by any Third Party.

(e) The Company and its Subsidiaries have filed and are diligently preparing to file patent applications for all appropriate inventions in a manner and within a sufficient time period to avoid statutory disqualification of any potential patent application. To the knowledge of the Company (without having conducted any freedom to operate analysis), all prior art material to the patentability of the claims in any issued or applied-for patent of the Company and its Subsidiaries is cited in the respective issued patents, applications or associated file histories thereof, and there is no other material prior art with respect thereto. The Company and its Subsidiaries have complied with the duty of disclosure, candor and good faith in connection with each patent and patent application filed by the Company and its Subsidiaries so long as the patents and applications comply with the duty of disclosure in all respects.

(f) With respect to each item of Intellectual Property which is licensed by the Company or a Subsidiary (“Company Licensed IP”), the Company or Subsidiary has the right to use such Company Licensed IP in accordance with the terms of the license agreement governing such Company Licensed IP.

(g) Section 4.15(g) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Company Owned IP and all Company Licensed IP (other than generally available off-the-shelf shrink wrap software licenses), including (i) all Contracts pursuant to which any Intellectual Property is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company or any of its Subsidiaries (whether exclusive or nonexclusive), and (ii) all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company Owned IP other than those set forth on

Section 4.15(k) of the Company Disclosure Schedule. The Company and its Subsidiaries have paid all annuities and registration, maintenance and renewal fees and filed all statements of use reasonably necessary to maintain and protect the Company Registered IP and the Company and its Subsidiaries have no knowledge of any facts that could give rise to a claim that the Company Registered IP is invalid or unenforceable in whole or in part. The Company and its Subsidiaries have not engaged in any conduct, or omitted to perform any necessary act, the result of which would invalidate any Company Registered IP, including validly executing, delivering and filing in a timely manner all documents and instruments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in any Company Registered IP with the applicable Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in the Company Owned IP, including to as it relates to trade secrets, and to protect any confidential information provided to them by any other Person under obligation of confidentiality. The Company and its Subsidiaries have secured, and have a policy to secure, valid written confidentiality agreements and assignments of Company Owned IP from all consultants, contractors and Employees who contribute or have contributed (other than trivial contributions) to the creation, conception, reduction to practice or other development of any Intellectual Property developed on behalf of the Company or its Subsidiaries.

(i) None of the Company and its Subsidiaries is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company or its Subsidiaries to use, exploit, assert or enforce any Company IP anywhere in the world.

(j) Section 4.15(j) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all Contracts containing royalties, fees, commissions and other amounts payable by the Company or any of its Subsidiaries to any other Person upon or for the use of any Company IP.

(k) Section 4.15(k) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each standard form of: (i) end user license agreement, subscription agreement or terms of use relating to any Company IP licensed by the Company to Third Parties; (ii) Intellectual Property development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or any confidentiality provision; (v) confidentiality or nondisclosure agreement; or (vi) patent remuneration agreement. There is no Contract related to any Company IP that deviates in any material respect from the corresponding standard form agreement used by the Company or any of its Subsidiaries, including any agreement with an Employee, consultant or independent contractor in which the Employee, consultant or independent contractor expressly reserved or retained any Intellectual Property related to the Company’s and its Subsidiaries’ business, research or development.

(l) To the knowledge of the Company, none of the Company or any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than indemnification provisions in the Company’s and its Subsidiaries’ standard forms of Contract related to any Company IP).

(m) The Company and its Subsidiaries have materially complied at all times with all Privacy Policies and with all Applicable Laws pertaining to privacy, User Data, Personal Data, data security and spyware.

(n) To the knowledge of the Company, the Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

(o) To the knowledge of the Company, neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company IP; (ii) a breach of or default under any Contract related to any Company IP; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP; or (v) by the terms of any Contract, a reduction of any royalties, revenue sharing, or other payments that the Company and/or its Subsidiaries would otherwise be entitled to with respect to any Company IP.

Section 4.16. Taxes. (a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with all Applicable Law, and all such Tax Returns were, at the time of filing, true, accurate and complete in all material respects. The Company and its Subsidiaries have taken all reasonable steps to comply in all material respects with any applicable rules and regulations of the PRC Taxing Authority.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, other than such Taxes that are being contested in good faith by appropriate proceedings.

(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any income or franchise Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax Return

(e) There are no requests for rulings or determinations in respect of any material Taxes or material Tax Returns pending between the Company or any of its Subsidiaries and any Governmental Authority or Taxing Authority.

(f) There are no material Tax sharing agreements, Tax indemnity agreements or other similar agreements with respect to or involving the Company or any of its Subsidiaries (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) None of the Company or any of its Subsidiaries has any material liability for Taxes as a result of having been a member of any affiliated or consolidated group for Tax purposes under any Applicable Law (other than a group the common parent of which is the Company), or has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Applicable Law, or as a transferee or successor, by contract or otherwise.

(h) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of Applicable Law) executed on or prior to the Closing Date, (iii) intercompany transactions occurring before the Closing Date or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Applicable Law) existing on the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business or (vi) otherwise as a result of a transaction or accounting method that accelerated an item of deduction outside of the ordinary course of business into periods ending on or before the Closing Date or a transaction or accounting method that deferred an item of income outside of the ordinary course of business into periods beginning after the Closing Date.

(i) No material claim, other than claims defeated or withdrawn, has been made within the past five years by an authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(j) The Company and each of its Subsidiaries have made (or there has been made on their behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

(k) All material Taxes that the Company or any of its Subsidiaries is required by Law to withhold or collect, including sales, use and value-added Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by Applicable Law, all such amounts have been paid over to the proper Governmental Authority.

(l) Neither the Company nor any of its Subsidiaries has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

(m) Neither the Company nor any of its Subsidiaries is, and neither the Company nor any of its Subsidiaries has been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Neither the Company nor any of its Subsidiaries has filed an entity classification election under United States Treasury Regulation 301.7701-3.

Section 4.17. Employee Benefit Plans. (a) Section 4.17 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each material Employee Plan. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, practice, arrangement or policy providing for compensation, bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (x) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries or (y) with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any plan, policy, program, arrangement or understanding mandated by Applicable Law. Copies of the material Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto have been made available to Parent together with, if any, the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) No U.S. Plan is intended to be qualified under Section 401(a) of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each U.S. Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, including ERISA, the Code and the Stock Option Rules.

(e) Except as required by Applicable Law, the consummation of the transactions contemplated by this Agreement will not (either alone or together with a termination of employment, to the extent such termination of employment alone would not trigger such benefit) (i) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or (iii) give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code as a result of the transactions contemplated by this Agreement.

(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) benefits in the nature of severance pay with respect to one or more of the Employee Plans identified in Section 4.17 of the Company Disclosure Schedule, (ii) coverage or benefits as required under Section 4980B of the Code or any other Applicable Law or any collective bargaining agreement, works council or other Contract with a labor union or employee organization or (iii) coverage or benefits the future cost of which is borne by the employee or former employee.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority, other than routine claims for benefits.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, (including any special provisions relating to qualified plans where such plan was intended so to qualify and, without limitation, the Stock Option Rules) and in good standing with applicable regulatory authorities and (ii) each International Plan intended to be funded or book reserved is fully funded or book reserved, as appropriate, based on reasonable actuarial assumptions.

(i) Section 4.17 of the Company Disclosure Schedule sets forth the following information (as of the date of this Agreement) with respect to, to the extent applicable, each of the Company Share Options, Company Restricted Shares, and Company RSUs (each, a “Company Share Award”) outstanding as of the date of this Agreement: (i) the name and principal location of employment of the Company Share Award recipient; (ii) the particular plan pursuant to which such Company Share Award was granted; (iii) the number of Company Shares subject to such Company Share Award; (iv) the exercise or purchase price of such Company Share Award; (v) the date on which such Company Share Award was granted; (vi) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; (vii) the date on which such Company Share Award expires; and (viii) whether the exercisability of or right to repurchase of such Company Share Award will be accelerated in any way by the transactions contemplated herein, and indicates the extent of acceleration. The Company has made available to Parent accurate and complete copies of the Company Share Plans pursuant to which Company has granted the Company Share Awards that are currently outstanding and repetitive sample forms of the award agreements evidencing such Company Share Awards. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each grant of Company Share Options was validly issued and properly approved by the Company’s Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Laws.

Section 4.18. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar agreement with a labor union or organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses and there is no current or pending charge or proceeding with respect to a violation of any occupational health and safety standards that has been asserted or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, (ii) labor union, work council or other organization representing or purporting to represent any Employees (as defined below), nor, to the knowledge of the Company, are there any organizational campaigns, petitions or other unionization activities seeking to organize any employees of the Company or any of its Subsidiaries or (iii) lockout, strike, slowdown, work stoppage or similar activity or threat thereof by or with respect to any Employees, and during the last three years there has not been any such action.

(b) Except as would not, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries is in compliance with all Applicable Laws in respect of employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have paid in full to all the Employees in connection with their businesses or adequately accrued for in accordance with GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such persons and there is no claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any Employee, and neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for Employees (other than, in each case, agents in the ordinary course of business), neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to Employees or their labor or employment practices.

Section 4.19. Insurance Policies. Section 4.19 of the Company Disclosure Schedule lists, as of the date of this Agreement, all material insurance policies and fidelity bonds covering the assets, liabilities, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”). There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) all of the Insurance Policies or renewals thereof are in full force and effect, (ii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iii) the Company and its Subsidiaries are otherwise in material compliance with the terms of all of the Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). The Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing Insurance Policies as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a cost that would not result in a Material Adverse Effect on the Company.

Section 4.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) no written notice, notification, demand, request for information, citation, summons or order, decree or injunction has been received and remains unresolved, no complaint has been filed and is pending and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law or lacks any Environmental Permit or, to the knowledge of the Company, threatens to revoke any Environmental Permit;

(b) the Company and each of its Subsidiaries has obtained and currently maintains all necessary Environmental Permits required to be maintained by them under Applicable Law in connection with the operation of its assets or properties or conduct of its business and the Company and its Subsidiaries are and, since January 1, 2012, have been in compliance with all applicable Environmental Laws and all applicable Environmental Permits; and

(c) there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries, and no property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance that has resulted in, or could reasonably be expected to result in, any obligation to conduct any remedial action of the Company or any of its Subsidiaries under or pursuant to any Environmental Law.

Section 4.21. Material Contracts. (a) Except for this Agreement, any Employee Plans and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets:

(i) each Contract that involves performance of services or delivery of goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries, and that either (A) provided for payments to the Company of $250,000 or more in the Company’s fiscal year ended December 31, 2011 or (B) provides for aggregate payments to the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, and that either (A) provided for payments by the Company of $250,000 or more in the Company’s fiscal year ended December 31, 2011 or (B) provides for aggregate payments by the Company after the date hereof of $1,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 90 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates or their successors from (A) competing or engaging in any activity or line of business or with any Person or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby or (B) hiring or soliciting for hire the employees or contractors of any Third Party (other than non-hire and non-solicitation provisions contained in confidentiality agreements), except in the case of each of clauses (A) and (B) for such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract pursuant to which the Company or any of its Subsidiaries has granted or has been granted any license to Intellectual Property (other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice), except for such licenses that are not material to the Company and its Subsidiaries, taken as a whole;

(vi) each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $250,000 or (B) between or among any of the Company and its Subsidiaries;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or any of its Subsidiaries, other than any Permitted Liens;

(viii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business consistent with past practice and (B) investments in marketable securities in the ordinary course of business;

(ix) each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $250,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(x) each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xi) each Contract entered into since January 1, 2012 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involve payment by the Company or any of its Subsidiaries of more than $250,000;

(xii) each Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the 1934 Act; and

(xiii) each Contract that would be required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule or required to be disclosed pursuant to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received any notice in writing to terminate or not renew, in whole or in part, any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. No Material Contract has been amended or otherwise modified in any material respect in connection with obtaining any third party consent or approval required in connection with the Merger or any of the other transactions contemplated by this Agreement.

(c) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or made available by the Company to Parent.

Section 4.22. Customers and Suppliers. Section 4.22(a) of the Company Disclosure Schedule lists the ten largest customers of the Company and its Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2011) (each, a “Major Customer”). Section 4.22(b) of the Company Disclosure Schedule lists the ten largest suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended December 31, 2011) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company has not received any notice in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.23. No Secured Creditors; Solvency. (a) Neither the Company nor any of its Subsidiaries has any secured creditors.

(b) Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions to occur at the Closing, will not be insolvent.

Section 4.24. Compliance with Anti-Corruption and Certain Other Applicable Laws.

(a) Neither the Company nor any of its Subsidiaries is subject to any pending or, to the knowledge of the Company, threatened, investigation by the SFDA or any other Governmental Authorities in the PRC or elsewhere pursuant to anti-corruption laws with respect to corrupt practices in the procurement by government entities, hospitals and other healthcare providers of pharmaceutical products and services, including acceptance of kickbacks or other illegal gains and benefits or other applicable anti-corruption laws.

(b) Within the preceding five calendar years, neither the Company, any of its Subsidiaries or any of their respective officers or directors, nor, (y) to the knowledge of the Company, any of their respective employees, agents or other representatives or (z) to the actual knowledge of the Company (without any obligation of inquiry or investigation) any of their respective distributors, in each case in connection with the activities and affairs relating to the Company or any of its Subsidiaries and in each case in violation of Applicable Law, either directly or indirectly: (i) has used or is using any funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has used or is using any funds for any direct or indirect unlawful payment to any foreign or domestic Government Official or political party or official thereof or any candidate for any political office; (iii) has violated or is violating any provision of, or any rule or regulation issued under, any

Applicable Law with the effect of prohibiting corruption or bribery, including, to the extent applicable, (A) the US Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (the “FCPA”), (B) the US Travel Act, 18 U.S.C. § 1952, (C) any Applicable Law enacted in any applicable jurisdiction in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or (D) any other law, rule, regulation, or other legally binding measure of any foreign or domestic jurisdiction of similar effect or that relates to bribery or corruption (collectively, “Anti-Bribery Laws”); (iv) has failed to maintain in all material respects complete and accurate books and records as required by applicable Anti-Bribery Laws; (v) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (vi) has made, offered to make, promised to make, ratified or authorized the payment or giving, directly or indirectly, of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, gift or anything of value to a foreign or domestic Government Official or political party or official thereof or any candidate for any political office to secure or attempt to secure any improper business advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business; or (vii) has otherwise taken any action that has caused, or would reasonably be expected to cause the Company or any of its Subsidiaries to be in violation in any material respect of any applicable Anti-Bribery Law. The Company and its Subsidiaries have conducted their businesses in compliance with the FCPA and other applicable Anti-Bribery Laws in all material respects and have instituted and maintain policies and effective disclosure controls and procedures and an internal accounting system designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith and that violations of the FCPA and PRC and other applicable Anti-Bribery Laws will be prevented, detected and deterred.

(c) Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors, nor, to the knowledge of the Company, any of their respective employees, agents or other representatives has, in connection with the activities and affairs of the Company or any of its Subsidiaries within the preceding five calendar years, violated any applicable Anti-Bribery Law, or otherwise caused the Company or any of its Subsidiaries to be in violation of any applicable Anti-Bribery Law.

(d) None of the Company nor any of its Subsidiaries (nor any of their respective directors, officers, executives, employees, agents or other representatives), is party to or otherwise subject to the terms of any corporate integrity agreement, non-prosecution agreement, deferred prosecution agreement or any other arrangement similar to any of the foregoing arising from or otherwise relating to any such Proceeding.

(e) Since August 10, 2010, all imports, exports, re-exports, sales or transfers of products, services or Intellectual Property or related technical information of the Company and its Subsidiaries have been effected in all material respects in accordance with all applicable anti-corruption, export control, trade sanctions, anti-terrorism and anti-boycott Applicable Laws. All products shipped by the Company and its Subsidiaries have been accurately marked, labeled and transported in all material respects in accordance with such Applicable Laws.

(f) Neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors is: (i) a Person that appears on the Specially Designated National and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); or (ii) a Person with whom a U.S. person (as defined in the laws and regulations administered by OFAC, 31 C.F.R. Parts 500-598 (the “OFAC Regulations”)) or a Person subject to the jurisdiction of the United States (as defined by the OFAC Regulations) is otherwise prohibited from dealing under the OFAC Regulations (a “Sanctions Target”). Neither the Company nor any of its Subsidiaries is, directly or indirectly, owned or controlled by, or under common control with, or, to the knowledge of the Company, acting for the benefit of or on behalf of any Sanctions Target. Neither the Company nor any of its Subsidiaries is located in or incorporated in Iran, Sudan, Syria, Cuba, Burma or North Korea. Neither the Company nor any its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was a Sanctions Target. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any representative or Affiliate of the Company or any of its Subsidiaries has since August 10, 2010 violated or is in violation in any material respect of any sanctions administered by OFAC or any similar Applicable Laws.

(g) No Governmental Authority has, to the Company’s knowledge, initiated, threatened to initiate, conducted, or concluded a material investigation or other proceeding against the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, agents or other representatives, of alleged violations by the Company or any of its Subsidiaries, or any of their respective Affiliates, of any Applicable Laws referenced in Section 4.24.

Section 4.25. Interested Party Transactions. No director, officer or other Affiliate of the Company or any of its Subsidiaries, or any individual in such person’s immediate family, has, directly or indirectly, (a) a material economic interest in any person that (i) has furnished or sold, or furnishes or sells, services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (ii) is otherwise engaged in business as a competitor of the Company or any of its Subsidiaries; (b) a material economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services; (c) a beneficial interest in any Contract disclosed in Section 4.21(a) of the Company Disclosure Schedule; (d) any material contractual or other arrangement with the Company or any of its Subsidiaries (other than an Employee Plan); or (e) received any material payment or other material benefit from the Company or any of its Subsidiaries (except for payments and benefits received pursuant to an Employee Plan or otherwise in connection with such person’s employment), has filed a cause of action or other claim against, or owes or has advanced any material amount to, the Company or any of its Subsidiaries; provided that ownership of no more than one percent of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.25. No director, officer or employee of the Company or any of its Subsidiaries, or any individual in such person’s immediate family, or any affiliate of the foregoing persons, holds, directly or indirectly, any material economic interest in the Minority Interest in any Subsidiary of the Company. As used in this Agreement, “Minority Interest,” with respect to any Subsidiary of the Company, means (a) any shares, securities or other equity interests in such Subsidiary that are not owned, directly or indirectly, by the Company, or (b) a person that holds any such shares, securities or equity interests. None of the Company or its Subsidiaries has, since December 31, 2011, extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or materially modified any term of any such extension or maintenance of credit.

Section 4.26. Finders’ Fees. Except for Piper Jaffray & Co., a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.27. Opinion of Financial Advisor. The Company has received the opinion of Piper Jaffray & Co., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than holders of Excluded Shares) and the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of the ADSs (other than holders of ADSs representing any Excluded Shares). A signed copy of each such opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

Section 4.28. Antitakeover Statutes; Charter Provisions. The Board of Directors of the Company has approved the Merger, this Agreement and ancillary agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement and ancillary agreements the limitations on business combinations contained in any restrictive provisions of any anti-takeover statute or regulation (including the Cayman Companies Law), or restrictive provision of any applicable anti-takeover provision in the Company’s memorandum and articles of association. In this regard, the Board of Directors of the Company has taken all requisite action such that none of Parent, Merger Subsidiary or any of their Affiliates shall become subject to any such anti-takeover provisions, solely by reason of the approval, execution or delivery of this Agreement or ancillary agreements or the consummation of the transactions contemplated hereby or thereby. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

Section 4.29. Compliance with Medical Device and Other Laws, Licenses. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with SFDA regulations, FDA regulations, the EU Medical Devices Directives and other laws in the PRC, the U.S. and the European Union, in each case to the extent applicable to the Company or its Subsidiaries as manufacturers of medical devices, including obtaining applicable production permits, product registrations and quality control standards in manufacturing the medical device products.

(b) Neither the Company nor any of its Subsidiaries is debarred under the Applicable Law of the PRC on the Administration of Medical Devices (the “Medical Devices Law”), the U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”) or the EU Medical Devices Directives, or otherwise excluded from or restricted in any manner from participation in, any government program related to medical device products. No investigation, audit or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Authority notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any material non-compliance with any Applicable Laws that has not been cured.

(c) Each of the Company and its Subsidiaries has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by the Governmental Authorities necessary for the lawful conduct of its business (the “Company Permits”) as presently conducted, except those the absence of which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Each of the products and product candidates publicly commercialized by the Company and its Subsidiaries is being and at all times has been developed, tested, manufactured, handled, marketed, distributed, and stored by the Company and its Subsidiaries, as applicable, in compliance in all material respects with the Applicable Laws.

(e) All preclinical tests and clinical trials were, since August 10, 2010, and if still pending, are being conducted by the Company and its Subsidiaries in all material respects in accordance with protocols filed with the appropriate Governmental Authorities for each such test or trial, as the case may be, and with standard medical and scientific research procedures including good clinical practice and good laboratory practice regulations. Each such study has been conducted using clinical practices sufficient in all material respects to allow the resulting data to be included in the Company’s regulatory filings, and, to the knowledge of the Company, there is nothing included in such data that the Company believes would reasonably be expected to cause any such regulatory submission to be disallowed or delayed or that the Company believes would indicate that the relevant product will not perform as intended. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from the SFDA, the FDA, the European Commission or from any other PRC, U.S., EU or other government or medical device regulatory agency requiring the termination, suspension or modification of any clinical trials conducted by the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, or any material “dear doctor” letter, investigator notice, safety alert or other similar material notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any material product. The Company and its Subsidiaries have no knowledge of any facts which are reasonably likely to cause

(i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries, (ii) a change in the marketing classification or a material change in the labeling of any such products, or (iii) a termination or suspension of the marketing of such products, in each case that would be material to the Company and its Subsidiaries taken as a whole.

(g) Neither the Company nor any of its Subsidiaries has received any written notice that the SFDA, the FDA, the European Commission or any other Governmental Authority has commenced, or, to the knowledge of the Company, threatened to initiate, any action to (i) withdraw its investigational device exemption, premarket clearance or premarket approval or request the recall of any medical device, (ii) enjoin manufacture or distribution of any medical device, or prevent the promotion of any medical device in the manner currently conducted by the Company and its Subsidiaries, (iii) enjoin the manufacture or distribution of any medical device produced at any facility where any medical device is manufactured, tested, processed, packaged or held for sale, or (iv) undertakes a material investigation of the Company or its products or its practices related thereto.

(h) To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of the SAFE.

Section 4.30. No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Subsidiary or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Subsidiary acknowledge the foregoing. Neither the Company nor any other person will have or be subject to any liability to Parent or Merger Subsidiary, or any other person resulting from the distribution to the Parent or any of its affiliates or Representatives, or the Parent’s (or any of or any of its affiliates’ or Representatives’) use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives, unless any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. (a) Each of Parent and Merger Subsidiary is a corporation and exempted company, respectively, duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent indirectly, through subsidiaries, owns beneficially and of record all of the outstanding capital shares of Merger Subsidiary.

(b) Parent has heretofore made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent and the memorandum and articles of association of Merger Subsidiary as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate actions. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (c) compliance with any applicable rules of the NYSE and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the memorandum and articles of association of Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization by which any asset of Parent or any of its Subsidiaries is bound or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Disclosure Documents. The information supplied by Parent or Merger Subsidiary for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 shall not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 5.06. Financing. Parent has, and as of the Effective Time has and shall have at all times between the date hereof and the Effective Time, sufficient funds available to fully fund all of Parent’s and Merger Subsidiary’s obligations under this Agreement, including payment of the aggregate Merger Consideration and payment of all fees and expenses related to the transactions contemplated by this Agreement.

Section 5.07. Certain Arrangements. There are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary or any of the Subsidiaries of Parent, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the

Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 5.08. Litigation. There are no actions pending or, to the knowledge of Parent and Merger Subsidiary, threatened against Parent, Merger Subsidiary or any of the Subsidiaries of Parent, other than any such action that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary, and neither Parent nor Merger Subsidiary nor any of the Subsidiaries of Parent is a party to or subject to the provisions of any order which would reasonably be expected to prevent or materially delay the consummation of the Merger by Parent or Merger Subsidiary.

Section 5.09. Ownership of Company Shares. Other than as a result of this Agreement, neither Parent nor Merger Subsidiary beneficially owns (as such term is used in Rule 13d-3 promulgated under the 1934 Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.10. Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Representatives, and neither Parent nor Merger Subsidiary shall, and shall cause their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Section 5.11. No Additional Representations. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, neither Parent nor Merger Subsidiary nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE 6

Covenants of the Company

The Company agrees that:

Section 6.01. Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), from and after the date hereof and prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, assets and goodwill, (ii) keep available the services of its directors, officers and key employees and (iii) maintain satisfactory relationships with its customers, distributors, licensees, licensors, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except for matters set forth in Section 6.01 of the Company Disclosure Schedule, as contemplated by this Agreement, as required by Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld), between the date hereof and the Effective Time, as applicable, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents (whether by merger, consolidation or otherwise) or adopt a Shareholder rights plan;

(b) (i) split, combine or reclassify any of its capital shares, (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital shares of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Share Options in order to pay the exercise price thereof, (B) the withholding of Company Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Share Plans, (C) the acquisition by the Company of Company Share Options and Company Restricted Shares in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Shares upon the exercise of Company Share Options that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, (B) as required by any Employee Plan as in effect on the date of this Agreement and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d) authorize or incur any capital expenditures or make any commitments, obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $250,000 individually or $1,000,000 in the aggregate;

(e) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries, or create any new Subsidiaries;

(f) acquire (by merger, scheme of arrangement, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $500,000;

(g) sell, license, lease or otherwise transfer, or create, grant or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, property (whether real, personal or mixed, and including leasehold interests and intangible property), interests or businesses if the aggregate amount of consideration paid or transferred to, or amount created, granted or incurred by, the Company and its Subsidiaries would exceed $500,000, other than (i) pursuant to existing contracts or commitments or (ii) sales of Company products and services, inventory or used equipment in the ordinary course of business consistent with past practice;

(h) (i) repurchase, prepay, assume or incur, amend or modify any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing (other than (A) in connection with the financing of ordinary course trade payables consistent with past practice or (B) accounts payable in the ordinary course of business consistent with past practice), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business consistent with past practice);

(i) except as is in the ordinary course of business, (i) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof, (ii) amend, renew, extend, modify or terminate, or otherwise waive, release or assign any rights, claims or benefits of the Company or any of its Subsidiaries under, any Material Contract (or Contract that would have been a Material Contract if entered into prior to the date hereof) if such amendment, renewal, extension, modification, termination, waiver, release or assignment would be materially adverse to the Company and its Subsidiaries or (iii) enter into a new agreement related to a clinical trial with regard to the Company’s products or amend or terminate any of the agreements or protocols related to the clinical trials listed on Section 4.29(e) of the Company Disclosure Schedule;

(j) enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby;

(k) except (w) as required by the terms of any Employee Plan as in effect on the date of this Agreement, (x) in the ordinary course of business, or (y) consistent with Section 6.01(i) of the Company Disclosure Schedule: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) make any Person a participant in or party to any severance plan or grant any material increase in severance, change of control or termination compensation or benefits, (iv) establish, adopt, enter into or materially amend any Employee Plan (other than offer letters that contemplate “at will” employment, where permitted by Applicable Law, or employment agreements consistent with the Company’s practices in the applicable jurisdiction) or collective bargaining agreement, (v) except as permitted by clause (iii) and (vi) of this Section 6.01(k), take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan, or (vi) make any Person a participant in or party to any plan, agreement or arrangement under which such Person is not as of the date of this Agreement a participant or party which would entitle such Person to vesting, acceleration or any other material right as a consequence of consummation of the transactions contemplated by this Agreement; provided that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees, or to employees in the context of promotions based on job performance or workplace requirements, Employee Plans and benefits and compensation practices and arrangements (excluding equity grants) that have a value that is consistent with those provided to similarly situated employees or newly hired employees;

(l) make any change in any financial accounting policies, procedures, principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(m) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any litigation, other proceedings or investigation, or claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $250,000 in any individual case, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $250,000 in any individual case;

(n) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the 1934 Act) or any of the Company’s Affiliates other than wholly-owned Subsidiaries of the Company or pursuant to agreements in force on the date of this Agreement as set forth in the Company Disclosure Schedule;

(o) permit any item of Company IP to lapse or to be abandoned or disclaimed, or sold, transferred, licensed, mortgaged, surrendered or cancelled, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company IP;

(p) make or change any Tax election, file any amended Tax Return (except as required by Applicable Law), enter into any closing agreement with respect to Taxes, settle any Tax claim or assignment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period for the assessment of any Tax;

(q) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(r) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Shareholder Meeting. (a) The Company shall convene and hold an extraordinary general meeting of its shareholders (the “Company Shareholder Meeting”) as soon as reasonably practicable after the date hereof for the purpose of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the immediately preceding sentence, after consultation in good faith with Parent, the Company may adjourn or postpone the Company Shareholder Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholder Meeting, (ii) as otherwise required by Applicable Law, (iii) if the Board of Directors of the Company determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law or (iv) if as of the time for which the Company Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Company Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholder Meeting. If the Company Shareholder Meeting is adjourned or postponed, the Company shall convene and hold the Company Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence.

(b) Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders and (ii) use its reasonable best efforts to obtain the Company Shareholder Approval. Without limiting the foregoing, the Board of Directors of the Company shall, upon the request of Parent, retain a proxy solicitation firm reasonably acceptable to Parent to solicit shareholder proxies in connection with the Company Shareholder Meeting. The Company shall, upon the reasonable request of Parent, request the proxy solicitor (if one is retained) to advise Parent and the Company at least on a daily basis on each of the last ten Business Days (or such shorter period as may exist between the date of mailing the Proxy Statement and the date of the

Company Shareholder Meeting) prior to the date of the Company Shareholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

(c) The Company shall establish a record date for purposes of determining the holders of Company Shares entitled to notice of and vote at the Company Shareholder Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by Applicable Law. The chairman of the Company shall preside and duly demand a poll to vote on this Agreement, the Merger and the other transactions contemplated hereby at the Company Shareholder Meeting.

Section 6.03. Acquisition Proposals. (a) Subject to Sections 6.03(c) and 6.03(e), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants, agents and other advisors or representatives (collectively, “Representatives”) to directly or indirectly (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of, or efforts or attempt to make, any proposal, offer or announcement (including any proposal, offer or announcement to its shareholders) that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party in furtherance of or in order to knowingly facilitate or encourage such inquiries or obtaining an Acquisition Proposal or (iii) approve, agree to accept, execute or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement, scheme of arrangement or other similar agreement or obligation relating to an Acquisition Proposal or (iv) resolve, propose or agree to do any of the foregoing. Any breach or violation of the provisions set forth in this Section 6.03 by any Representative of the Company or any of its Subsidiaries will be deemed a breach or violation of this Section 6.03 by the Company. The Company agrees that it and its Subsidiaries will immediately cease and cause to be terminated, and it will not permit its Representatives to continue, any existing activities, discussions or negotiations with any Third Parties with respect to any Acquisition Proposal. Without limiting the foregoing, the Company will immediately terminate access to any electronic data room or similar document repository currently being provided to any Third Party.

(b) Subject to Sections 6.03(e) and 6.03(f), the Board of Directors of the Company will not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to the Parent or Merger Subsidiary, the Company Board Recommendation, or propose publicly to take any such action, (ii) with respect to the receipt of an Acquisition Proposal, fail to confirm publicly through a press release or similar means the Company Board Recommendation within five Business Days after the date when requested in writing to do so by Parent (provided that Parent may not make more than one such request per Acquisition Proposal), (iii) fail to include the Company Board Recommendation in the Proxy Statement or (iv) approve, endorse or recommend any Acquisition Proposal, or propose publicly or otherwise resolve or to take any such action (an “Adverse Recommendation Change”).

(c) Notwithstanding Section 6.03(a), at any time prior to obtaining the Company Shareholder Approval, the Company may furnish information to, and enter into discussions with, any Third Party who has made an unsolicited, bona fide written Acquisition Proposal that did not arise or result from a material breach of Section 6.03 if and only if (i) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has (A) determined in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor), that such proposal or offer constitutes or would be reasonably expected to result in a Superior Proposal and (B) determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, and (ii) the Company has obtained from such Person an executed Acceptable Confidentiality Agreement; provided that, prior to or substantially concurrently with the time it is made available to such Third Party, the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party and that was not previously made available to Parent.

(d) The Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any request of any non-public information relating to the Company or any of Subsidiaries, or the initiation of any inquiry, discussions or negotiations regarding any Acquisition Proposal with the Company, its Subsidiaries or any of its Representatives. Such notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, and the Company shall provide, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and state whether the Company has any intention to provide confidential information to such Person. The Company shall keep Parent informed, on a reasonably current basis of the status of any such Acquisition Proposal, and of any material changes, developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than 48 hours) after receipt thereof all copies of proposed transaction agreements or proposal letters sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent or, subject to Section 6.03(i), release any Third Party from, or waive any provision of, any confidentiality or standstill agreement in connection with an Acquisition Proposal.

(e) Notwithstanding Sections 6.03(a) and 6.03(b), at any time prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company may make an Adverse Recommendation Change in response to an Acquisition Proposal or terminate this Agreement pursuant to Section 10.01(d)(i) if (i) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor), that such Acquisition Proposal constitutes a Superior Proposal, (ii) a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, (iii) the Company shall have complied in all material respects with all other requirements of Section 6.03 of this Agreement with respect to such proposal or offer, (iv) the Company notifies Parent in writing, at least three Business Days before taking such action, of the determination of the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated (or if there is no such proposed agreement, specifying the material terms and conditions of such Superior Proposal) and identifying the Third Party making such Superior Proposal and (v) the Board of Directors of the Company (A) shall have negotiated with and caused its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, (B) shall have considered in good faith any revisions to this Agreement irrevocably proposed in writing by Parent in a manner that would form a binding Contract if accepted by the Company and (C) shall have determined, by vote or consent of a majority of its members, that such Acquisition Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(e) and compliance with the other provisions of this Section 6.03(e) with respect to such amended Superior Proposal).

(f) Notwithstanding Section 6.03(b), at any time prior to obtaining the Company Shareholder Approval, if an Intervening Event has occurred and a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of the Company may make an Adverse Recommendation Change; provided that the Board of Directors shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Board of Directors of the Company to take such action and (ii) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(g) Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Company Shareholder Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Adverse Recommendation Change (whether arising from an Acquisition Proposal or an Intervening Event). Prior to the termination of this Agreement in accordance with Article 10, the Company shall not submit to the vote of its shareholders any Acquisition Proposal or enter into any Contract or commitment with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.03(c)), or (subject to Section 6.03(e)) propose to do so.

(h) Nothing contained in this Section 6.03 shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) and its other disclosure requirements under United States federal or state law, or other Applicable Laws, with regard to an Acquisition Proposal; provided that if such disclosure includes an Adverse Recommendation Change, such disclosure shall be deemed to be an Adverse Recommendation Change and Parent and Merger Subsidiary shall have the right to terminate this Agreement as set forth in Section 10.01(c)(i) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the 1934 Act, shall not be deemed an Adverse Recommendation Change.

(i) The Company hereby releases Parent and its Affiliates from the “standstill” provisions contained in paragraph 5 of the Confidentiality Agreement. Upon the Company’s receipt prior to obtaining the Company Shareholder Approval of an unsolicited written request by any Third Party with which the Company has entered into a written confidentiality or standstill agreement prior to the date of this Agreement, the Board of Directors of the Company may take action to release such Third Party from any “standstill” provisions contained in such agreement provided that a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. The Company shall notify Parent in writing within 24 hours of granting any such release. Such notice shall include information in reasonable detail regarding the identity of the Third Party requesting such release and any agreements or instruments to be entered into by the Company in connection with such release. Except as expressly provided in this Section 6.03(i), the Company shall not take any action to release any Third Party from, or otherwise take any action to waive, any “standstill” provision of any confidentiality or standstill agreement to which it is a party without the prior written consent of Parent.

(j) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements (A) need not contain “standstill” provisions and (B) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under the Agreement.

(ii) “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (A) is unknown by the Board of Directors of the Company as of or prior to the date of this Agreement, and (B) occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and on or prior to the date of the Company Shareholder Approval; provided that the receipt by the Company of an Acquisition Proposal or Superior Proposal will not be deemed to constitute an Intervening Event.

(iii) “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal made by a Third Party for at least 66-2/3% of the outstanding Company Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries that a majority (after taking any abstentions into account) of the members of the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation (it being agreed that Piper Jaffray & Co. is such a financial advisor) and outside legal counsel, and taking into account such factors as the Board of the Directors of the Company considers appropriate, which may include legal, financial, regulatory and other aspects of the Acquisition Proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the Person or group making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances) and any changes to the terms of this Agreement which may have been proposed by Parent pursuant to Section 6.03(e) in response to such Acquisition Proposal or otherwise, to be (A) more favorable to the Company’s shareholders from a financial point of view than the Merger (taking into account any irrevocable written proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(e)) and (B) reasonably likely to be consummated; provided that no Acquisition Proposal shall be deemed to be a “Superior Proposal” (x) if the definitive agreement for such Superior Proposal contains a “due diligence” condition in favor of the Third Party or (y) unless in the good faith judgment of the Board of Directors of the Company, any financing required to consummate the transaction contemplated by such Acquisition Proposal is determined to be reasonably obtainable by the Third Party.

Section 6.04. Access to Information. (a) From the date hereof until the Effective Time, and subject to Applicable Law and the Confidentiality Agreement, the Company shall, and shall cause its Subsidiaries to, (a) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books, contracts, commitments and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors, and other authorized representatives such existing financial and operating data and other existing information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent in such access and to furnish promptly to Parent and its authorized representatives all information concerning its business, properties and personnel as may reasonably be requested. The Company shall, and shall cause each of its Subsidiaries to, furnish, to the extent prepared by the Company in the ordinary course of business, for the period beginning after the date of this Agreement and ending at the Effective Time, as soon as practicable after the end of each month, a copy of the monthly internally prepared financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and all other information concerning its business, properties and personnel as Parent may reasonably request. Any access pursuant to this Section shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company.

(b) Notwithstanding anything to the contrary in Section 6.04(a), nothing in this Agreement shall require the Company or any of its Subsidiaries or Representatives to provide Parent or any of its Representatives with access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a Third Party, (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by Applicable Law, or (iv) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries.

Section 6.05. Record ADS Holders. The Company shall instruct the Depositary to (i) fix the record date established by the Company for the Company Shareholder Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Company Shares represented by ADSs (the “Record ADS Holders”), (ii) deliver the Proxy Statement to all Record ADS Holders, and (iii) vote all Company Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

Section 6.06. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation or regulatory action against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation or regulatory action shall be settled without Parent’s prior written consent; provided that such consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.07. Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors and officers of the Company and the Subsidiaries designated by Parent.

Section 6.08. Takeover Statutes. If any anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Board of Directors of the Company (or any other appropriate committee of the Board of Directors of the Company) shall grant all approvals and use their reasonable best efforts to take all actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or otherwise act to eliminate or minimize the effects of such anti-takeover statute or regulation on such transactions.

Section 6.09. Exercise of Call Option. At such time that is reasonably close to the projected Closing Date, but in any event prior to March 31, 2013, the Company shall exercise its call option with respect to, and use its reasonable best efforts to complete and register with the PRC registration authorities, the acquisition of 20% of the equity interest in Beijing Wei Rui Li from Wang Jialu pursuant to Section 8.9.1 of, and in accordance with the terms of, the Equity Transfer Contract dated December  23, 2010 between the Company, Wang Jialu, Wang Shuo, Zhao Xiuqing and Beijing Wei Rui Li.

ARTICLE 7

Covenants of Parent

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote or cause to be voted all Company Shares beneficially owned by it or any of its Subsidiaries in favor of adoption and approval of this Agreement at the Company Shareholder Meeting.

Section 7.03. Indemnification and Insurance. Parent shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, to indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Cayman Companies Law or any other Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the memorandum and articles of association of the Surviving Company and each of its Subsidiaries (or in such documents of any successor to the business of the Surviving Company or any of its Subsidiaries) regarding elimination of liability, indemnification and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in the memorandum and articles of association of the Company and each of its Subsidiaries in existence on the date of this Agreement. From and after the Effective Time, any agreement of any Indemnified Person with the Company or any of its Subsidiaries regarding elimination of liability, indemnification or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(c) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the transactions contemplated hereby) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided that the premium per annum payable for such “tail” insurance policy shall not exceed 200% of the amount per annum the Company paid in its last full fiscal year (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule) (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d) If Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.03 (including this Section 7.03(d)).

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the memorandum and articles of association of the Company or any of its Subsidiaries, under Cayman Companies Law or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Company under this Section 7.03 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

Section 7.04. Employee Matters. (a) For a period of 12 months following the Closing, with respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”), Parent shall, or shall cause the Surviving Company to, for so long as each such Company Employee is engaged by Parent, the Surviving Company or any of their Affiliates provide compensation and employee benefits to such Company Employee that, taken as a whole, have a value that is not less favorable in the aggregate to the Company Employee than those provided to the Company Employee immediately prior to the Effective Time. Notwithstanding the foregoing, but subject to Section 7.04(b), nothing contained herein shall obligate Parent, the Surviving Company or any of their affiliates to maintain any particular employee benefit plan or retain the employment of any Company Employees.

(b) Without limiting the generality of Section 7.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Company to, assume, honor and continue during the 12-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, CIC retention and termination plans and agreements, in each case, as in effect at the

Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with Applicable Law or with the consent of the applicable Company Employee.

(c) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by the Surviving Company or any of its Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or its Affiliates; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall waive, or shall cause the Surviving Company or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Company or any of their Affiliates in which any Company Employee ( or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. The Parent shall recognize, or shall cause the Surviving Company or any of its Affiliates to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) Without limiting the generality of Section 11.06, nothing in this Section 7.04 shall create any right in any Person, including any employees, former employees, any participant in any Employee Plan or any beneficiary thereof, nor create any right to continued employment with Parent, Company, the Surviving Company or any of their Affiliates, nor be construed in any way as modifying or amending the provisions of an Employee Plan.

Section 7.05. Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Subsidiary shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that they have adequate capital resources available to pay the Merger Consideration at the Effective Time (or, in the case of payments required to be made under Section 2.04, when ascertained).

Section 7.06. No Impeding Actions. Each of Parent and Merger Subsidiary agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Subsidiary to consummate the Merger or the other transactions contemplated under this Agreement.

ARTICLE 8

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (a) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the transactions contemplated by this Agreement, (c) subject in all cases to Section 7.06, defending or contesting any action, suit or proceeding challenging this Agreement or the transactions contemplated hereby and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby; provided that without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Company and its Subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining any approval, consent or waiver specified in clause (b) above, or in connection with defending or contesting any action, suit or proceeding specified in clause (c) above; provided that if Parent does not grant such consent then such an action or event cannot be deemed a breach of a representation, a warranty, a covenant or this Agreement by the Company, or be taken into account in determining compliance with conditions in, or the termination of, this Agreement.

Section 8.02. Proxy Statement. As promptly as practicable following the date hereof, the Company shall prepare and mail the Proxy Statement to the Company’s shareholders and furnish the Proxy Statement to the SEC under cover of Form 6-K. The Company will provide Parent, Merger Subsidiary and their counsel a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, in advance of furnishing such document to the SEC or mailing to the Company’s shareholders. The Company will consider in good faith any comments reasonably proposed by Parent, Merger Subsidiary and its counsel. The Proxy Statement shall include as an annex the opinion of Piper Jaffray & Co. referenced in Section 4.27. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger, and the Board of Directors of the Company shall take all reasonable action to obtain the adoption of this Agreement by the holders of the Company Shares. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable following the date hereof. Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably required in connection with the Proxy Statement. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be mailed to its shareholders, to the extent required by Applicable Law.

Section 8.03. Public Announcements. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, each of Parent, Merger Subsidiary and the Company agree that it will not issue any press release, have any communication with the press (whether or not for attribution), make any other public statement or schedule any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release, communication, other public statement, press conference or conference call may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association as determined in good faith by such Party, in which case the party required to make the press release, communication or other public statement shall use its reasonable best efforts to allow each other party reasonable time to comment on such press release, communication or other public statement in advance of such issuance.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.06. Stock Exchange De-listing; 1934 Act Deregistration. As promptly as possible following the Effective Time, the Surviving Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Laws and rules and policies of NYSE to enable the de-listing by the Surviving Company of the Company Shares and the ADSs from NYSE and the deregistration of the Company Shares and the ADSs under the 1934 Act as promptly as practicable after the Effective Time.

ARTICLE 9

Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with Cayman Companies Law and the Company’s memorandum and articles of association; and

(b) Subject to Section 9.01(b) of the Company Disclosure Schedule, no court or other Governmental Authority of competent jurisdiction described on Section 9.01(b) of the Company Disclosure Schedule shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, determination, decree, preliminary or permanent injunction or other order that is in effect and that (i) restrains, enjoins or otherwise prohibits consummation of the Merger, (ii) provides a reasonable basis to conclude that the Company, Parent or Merger Subsidiary, any of their respective Affiliates or any of their respective directors or officers would be subject to the risk of criminal liability in connection with the consummation of the Merger or (iii) imposes limitations on the ability of Parent to hold, or exercise full rights of ownership of, any shares of capital stock of the Surviving Company, or restricts the ability of Parent to own the business or operations of the Company or any of its Subsidiaries, in any of the foregoing cases in this clause (iii) that would reasonably be expected, individually or in the aggregate, to materially and adversely effect Parent or the Company and its Subsidiaries, taken as a whole (collectively, “Restraints”).

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed or complied in all material respects all of its material obligations hereunder required to be performed by it or complied with at or prior to the Closing Date, (ii) (A) the representations and warranties of the Company contained in Section 4.01(a) (first sentence), 4.02, 4.05(a), 4.17(i)(iii), 4.17(i)(iv) and 4.27 shall be true and correct in all but de minimis respects (which, in the case of the representations and warranties set forth in Sections 4.05(a), 4.17(i)(iii) and 4.17(i)(iv), shall mean an inaccuracy of less than one half of one percent of the outstanding Company Shares) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (B) the other representations and warranties of the Company contained in Article 4 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of this clause (B) only, where the failure of such representations and warranties to be true and accurate have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(b) since the date hereof, there shall not have been any Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed or complied in all material respects all of its obligations hereunder required to be performed by it or complied with at or prior to the Closing Date; (b) the representations and warranties of Parent shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Subsidiary of their respective obligations under this Agreement; and (c) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

Section 9.04. Frustration of Closing Conditions. None of the Company, Parent or Merger Subsidiary may rely on the failure of any condition set forth in Article 9 to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement or to act in good faith or to use its reasonable best efforts to consummate the Merger.

ARTICLE 10

Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before the date that is eight months after the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of or failure to comply with its obligations under this Agreement is the primary cause of the failure of the Merger to be consummated by the End Date;

(ii) any Restraint shall be in effect that permanently makes illegal or otherwise prohibits consummation of the Merger or permanently enjoins the Company, Parent or Merger Subsidiary from consummating the Merger, and such Restraint shall have become final and nonappealable; provided that the right to terminate this

Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of or failure to comply with its obligations under this Agreement is the primary cause of the imposition of such Restraint; or

(iii) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) prior to the receipt of the Company Shareholder Approval, an Adverse Recommendation Change shall have occurred; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred, or if any representation or warranty of the Company shall have become untrue and incorrect, that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent’s breach of any provision of this Agreement would cause the conditions set forth in Section 9.03 not to be satisfied; or

(d) by the Company, if:

(i) prior to the receipt of the Company Shareholder Approval, the Board of Directors of the Company determines to terminate this Agreement when permitted to do so in accordance with Section 6.03 in order to permit the Company, in compliance with Section 6.03, to enter into a definitive written agreement providing for a Superior Proposal, which agreement shall be entered into as soon as practicable after the effectiveness of the written notice of such termination by the Company given in accordance with this Section 10.01; provided that as an additional condition to the effectiveness of such termination, the Company will be required to pay the Company Termination Fee payable pursuant to Section 11.04(b) concurrently with the termination of this Agreement; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred, or if any representation or warranty of the Parent or Merger Subsidiary shall have become untrue and incorrect, that would cause the conditions set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company’s breach of any provision of this Agreement would cause the condition set forth in Section 9.02(a) not to be satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party in accordance with Section 11.01. The effective time of the termination of this Agreement shall be the time such notice of termination is delivered to the recipient in accordance with Section 11.01.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that (a) the provisions of Section 8.03, this Section 10.02 and Article 11 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its intentional and material breach of any provision of this Agreement or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity.

ARTICLE 11

Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Medtronic, Inc. 710 Medtronic Parkway Minneapolis, Minnesota 55432-5604
Attention:	Chad M. Cornell
Vice President Corporate Development
Facsimile No.:	(763) 367-1625
Email:	chad.cornell@medtronic.com

and

Attention:	D. Cameron Findlay
Senior Vice President, General Counsel and Secretary
Facsimile No.:	(763) 572-5459
Email:	cameron.findlay@medtronic.com

with a copy to (which will not constitute notice):

Baker & McKenzie LLP 300 East Randolph Street Chicago, Illinois 60601
Attention:	Craig A. Roeder
Facsimile No.:	312-698-2365
Email:	craig.roeder@bakermckenzie.com

and

Baker & McKenzie 23rd Floor, One Pacific Place 88 Queensway, Hong Kong SAR
Attention:	Brian Spires
Facsimile No.:	852-2842-1772
Email:	brian.spires@bakermckenzie.com

if to the Company, to:

China Kanghui Holdings No.1-8 Tianshan Road Xinbei District, Changzhou, Jiangsu Province 213022 People’s Republic of China
Attention:	Chief Executive Officer
Facsimile No.:	(86-519) 8513-9851-1331
Email:	Separately Supplied

with a copy to (which will not constitute notice):

O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111
Attention:	Paul Scrivano, Esq.
Facsimile No.:	415-984-8701
Email:	pscrivano@omm.com

and

O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 Peoples Republic of China
Attention:	Portia Ku, Esq.
Facsimile No.:	86-21-2307-7300
Email:	pku@omm.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed delivered and received on the date delivered to the recipient thereof if delivered prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Non-Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 11.02 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Cayman Islands law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided in this Section 11.04, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Termination Fee to Parent in immediately available funds, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, concurrently with and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii), (B) prior to the termination of this Agreement, an Acquisition Proposal, whether or not conditional, shall have been proposed or communicated to the Company, publicly announced or otherwise communicated to the Company’s Board of Directors or shareholders and not withdrawn and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay to Parent in immediately available funds, concurrently with entering into such agreement or such consummation, the Termination Fee; provided that for purposes of this Section 11.04(b)(ii), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iii) The “Termination Fee” shall equal $24,500,000.00.

(iv) In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.

(d) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 11.04 and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

Section 11.05. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except, after the Effective Time, as expressly provided in Article 2 and Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns, and no shareholder of the Company shall be deemed to be a third party beneficiary under this Agreement (except, after the Effective Time, as expressly provided in Article 2 and Section 7.03) or to have the right to bring any action to enforce the provisions of this Agreement (in an individual capacity or on behalf of the Company).

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger

Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section  11.06(b) shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State (provided that the fiduciary duties of the Board of Directors of the Company, the internal corporate affairs of the Company, and the Merger and any exercise of appraisal and dissention rights with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement; No Other Representations and Warranties. (a) This Agreement, including the Company Disclosure Schedule, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b) Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c) Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.08 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party in good faith brings any suit, action or proceeding, in each case in accordance with Section 11.08, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the End Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CHINA KANGHUI HOLDINGS

By:	/s/ Libo Yang
Name: Libo Yang
Title: Chief Executive Officer

MEDTRONIC, INC.

By:	/s/ Chad Cornell
Name: Chad Cornell
Title: V.P. Corporate Development

KERRY MERGER CORP.

By:	/s/ Chad Cornell
Name: Chad Cornell
Title: Director

Exhibit A

Plan of Merger

The Companies Law (2011 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on 26 September 2012 between China Kanghui Holdings (the “Surviving Company”) and Kerry Merger Corp. (“Merger Subsidiary”).

Whereas Merger Subsidiary is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2011 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Merger Subsidiary and the Surviving Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated September 26, 2012 made between Medtronic, Inc., Merger Subsidiary and the Surviving Company, a copy of which is attached as Annexure 1 to this Plan of Merger, and under the provisions of the Statute.

Whereas this Plan of Merger is made in accordance with section 233 of the Statute.

Whereas the director of Merger Subsidiary and the directors of the Surviving Company deem it desirable and in the commercial interests of Merger Subsidiary and the Surviving Company, respectively, that Merger Subsidiary be merged with and into the Surviving Company and that the undertaking, property and liabilities of Merger Subsidiary vest in the Surviving Company in accordance with the terms of the Merger.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Plan of Merger are Surviving Company and Merger Subsidiary.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The name of the Surviving Company shall be Medtronic China Kanghui Holdings.

4	The registered office of the Surviving Company is at c/o Codan Trust Company (Cayman) Limited PO Box 2681GT, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$1,000,000 divided into 1,000,000,000 shares of a par value of US$0.001 per share and the Surviving Company will have [ ] shares in issue.

6	Immediately prior to the Effective Date (as defined below), the share capital of Merger Subsidiary will be US$50,000 divided into 50,000 shares of a par value of US$1.00 per share and the Merger Subsidiary will have 1 share in issue.

7	The authorized share capital of the Surviving Company shall be US$1,000,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share.

8	On the Effective Date (as defined below) and in accordance with the terms and conditions of the Agreement:

Each Company Share issued and outstanding immediately prior to the Effective Time excluding (i) any Dissenting Shares (as defined in the Agreement) and (ii) Excluded Shares (as defined in the Agreement) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement) or, in the case of holders of Company Shares through ADSs (each representing six Company Shares), the Per ADS Merger Consideration (as defined in the Agreement) per ADS.

Excluded Shares shall be cancelled for no consideration.

Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Statute unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger pursuant to section 238 of the Statute, in which event they shall receive the Per Share Merger Consideration.

Each share of Merger Subsidiary shall be converted into and continue as an ordinary share of the Surviving Company.

9	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company annexed hereto.

10	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

11	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Agreement in the form annexed at Annexure 1 hereto.

12	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or, security interests and all, contracts, obligations, claims, debts and liabilities of each of the constituent companies.

13	The Memorandum and Articles of Association of Merger Subsidiary immediately prior to the Effective Date, shall be the Memorandum and Articles of Association of the Surviving Company (save for references to the name) on the Effective Date.

14	None of the directors of the Merger Subsidiary or the Surviving Company will be paid any amounts or receive any benefits consequent upon the Merger.

15	Merger Subsidiary has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

16	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

17	The name and address of the sole director of the Surviving Company (as defined in the Statute) is Chad Cornell of [Residential Address].

18	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Subsidiary pursuant to section 233(3) of the Statute.

19	This Plan of Merger has been authorized by the shareholders of each of the Surviving Company and Merger Subsidiary pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company and Merger Subsidiary, as applicable.

20	At any time prior to the Effective Date, this Plan of Merger may be amended or terminated pursuant to the terms of the Agreement.

21	Each of the undersigned, being all of the Directors of each of the constituent companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

22	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on this [—] day of [—] 2012.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
China Kanghui Holdings	)
)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Kerry Merger Corp.	)

Annexure 1

Agreement and Plan of Merger

ANNEX B

Opinion of Piper Jaffray as Financial Advisor

800 Nicollet Mall, Minneapolis, MN 55402
Tel: 612-303-6000	Tel: 800-333-6000	Fax: 612-303-1036

Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

September 27, 2012

Board of Directors

China Kanghui Holdings

No. 1-8 Tianshan Road

Xinbei District, Changzhou

Jiangsu Province 213022

People’s Republic of China

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $0.001 per share (each a “Company Share” and collectively, the “Company Shares”), including Company Shares represented by American Depositary Shares, each representing six Company Shares (the “ADSs”), of China Kanghui Holdings (the “Company”), of the Per Share Merger Consideration and the Per ADS Merger Consideration (each as defined below), pursuant to a draft of the Agreement and Plan of Merger (the “Agreement”), dated as of September 22, 2012, to be entered into among the Company, Medtronic, Inc. (the “Acquiror”) and Kerry Merger Corp. (“Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror. The Agreement provides for, among other things, the merger (the “Merger”) of the Merger Sub with and into the Company, pursuant to which (i) each outstanding Company Share, other than (A) shares held by a shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Companies law of the Cayman Islands (2011 Revision) with respect to those shares and (B) Company Shares held by the Company, Acquiror and Merger Sub and their subsidiaries and affiliates (“Excluded Shares”), will be converted into the right to receive in cash $5.125 (the “Per Share Merger Consideration”) and (ii) each outstanding ADS, other than ADSs representing Excluding Shares, will be converted into the right to receive $30.75 in cash (the “Per ADS Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement, dated as of September 22, 2012; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the ADSs and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; and (viii) performed a discounted cash flows analysis on a stand-alone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any

Board of Directors

China Kanghui Holdings

September 27, 2012

information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have further assumed that the Merger will have the tax consequences described in the proxy statement relating to the Merger. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Company Shares or ADSs may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided

Board of Directors

China Kanghui Holdings

September 27, 2012

financial advisory and financing services to the Company, including acting as an underwriter in connection with the Company’s initial public offering in 2010, and have received fees for the rendering of such services. We have, in the past, provided financial advisory services to companies that were sold to the Acquiror, for which services we received financial advisory fees from such companies. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Shares of the proposed Per Share Merger Consideration and to holders of ADSs of the proposed the Per ADS Merger Consideration, in each case as set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the merger consideration, any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by holders of Company Shares or ADSs in the Merger or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than holders of Excluded Shares), and the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of the ADSs (other than holders of ADSs representing any Excluded Shares), in each case as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX C

Cayman Companies Law (2011 Revision)—Section 238

Companies Law (2011 Revision)

Rights of dissenters	238. (1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)    the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)    the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

Companies Law (2011 Revision)

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Exhibit 99.2

CHINA KANGHUI HOLDING

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON OCTOBER 31, 2012

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, being the registered holder(s) of                     ** share(s) of US$0.001 par value each of China Kanghui Holdings, hereby appoints the Chairman of the Extraordinary General Meeting or                      of                     *, as my/our Proxy(ies) with full power of substitution, to represent and to vote the aforesaid number of share(s) that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of China Kanghui Holdings to be held at the Company’s offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China at 10:30 a.m. (Beijing time) on October 31, 2012, or at any adjournments or postponements thereof, and instructs the said Proxy(ies) to vote as stated below.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

*Note: If no name is inserted, a shareholder is deemed to have nominated the chairman of the meeting as proxy.

**Note: If no number is inserted, a shareholder is deemed to have appointed the Proxy(ies) to represent and vote all of the shareholder’s shares.

VOTE BY MAIL, FAX OR E-MAIL:

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Ms. Marsha Ma or Ms. Yuenching Miao, China Kanghui Holdings, No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, China; BY FAX to Ms. Marsha Ma at 021-50312913 or Ms. Yuenching Miao at 0519-68860686; or BY EMAIL to Ms. Marsha Ma at marsha0915@kanghui-China.com or Ms. Yuenching Miao at miaoyuanqing@kanghui-china.com by 10:30 a.m. (Beijing time) on October 29, 2012. If you return your signed, dated and completed proxy card by fax or e-mail, please call to confirm receipt: Ms. Marsha Ma at 021-50319916 or Ms. Yuenching Miao at 0519-81982961, and also send the proxy card by mail using the postage-paid envelope we have provided.

	The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain

1.	To approve, by special resolution, the merger and adopt the agreement and plan of merger dated as of September 27, 2012 by and among China Kanghui Holdings (the “Company”), Medtronic, Inc., and Kerry Merger Corp., as it may be amended from time to time, and any and all transactions contemplated thereby (including, but not limited to, the plan of merger referred to in Section 233(3) of the Companies Law of the Cayman Islands (2011 Revision), and the amendment and restatement of the Company’s memorandum and articles of association).	☐	☐	☐

2.	To consider such other business as may properly come before the extraordinary general meeting, including any proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting.	☐	☐	☐

Please indicate with an “X” in the spaces provided how you wish your vote(s) to be cast for the resolution as set out in the Notice of the Extraordinary General Meeting and Proxy Statement enclosed herewith and summarized above.

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED:

Signature	Date	Signature (Joint Owners)

Title		Title

Exhibit 99.3

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:30 a.m. (New York City time) on October 25, 2012 for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

China Kanghui Holdings (the “Company”)

ADS CUSIP No.:	16890V100.
ADS Record Date:	October 11, 2012.
Meeting Specifics:	Extraordinary General Meeting to be held on Wednesday, October 31, 2012 at 10:30 a.m. (local time) at the Company’s offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China (the “Meeting”).
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of August 16, 2010.
Deposited Securities:	Ordinary Shares, par value US$0.001 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Pursuant to the Company’s Articles of Association, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company, a poll may be demanded by the chairman of the general meeting or by any one member of the Company present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. The Deposited Securities are voted as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a person designated by the Company, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given and the Voting Instruction Card is actually received by the Depositary before 10:30 a.m., New York City time, on October 25, 2012, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company with full power to exercise the voting rights associated with the Ordinary Shares represented by your ADSs and with full power to each of substitution. You may include instructions to give a discretionary proxy to a person designated by the Company.

As a holder of ADSs you will not be able to exercise your appraisal rights. The Depositary will not exercise your appraisal rights on your behalf. Should you, as a holder of ADSs, wish to exercise your appraisal rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company’s corresponding Ordinary Shares in the Cayman Islands. If you intend to cancel your ADSs to become a shareholder of Ordinary Shares and you wish to vote such Shares at the Meeting, do not send these voting instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Agenda

1.	To approve, by special resolution, the merger and adopt the agreement and plan of merger dated as of September 27, 2012 by and among the Company, Medtronic, Inc., and Kerry Merger Corp., as it may be amended from time to time, and any and all transactions contemplated thereby (including, but not limited to, the plan of merger referred to in Section 233(3) of the Companies Law of the Cayman Islands (2011 Revision), and the amendment and restatement of the Company’s memorandum and articles of association).

2.	To consider such other business as may properly come before the Meeting, including any proposal to adjourn the Meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions during the Meeting.

A	Issues	China Kanghui Holdings

		For	Against	Abstain

	1. Resolution	☐	☐	☐

	2. Resolution	☐	☐	☐

	Mark Box at right if you wish to give a discretionary proxy to a person designated by the company				☐

Please Note: Marking this box voids any other instruction indicated above.

Sign: Date:
B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give a discretionary proxy to a person designated by the Company with full power to exercise voting rights for the Ordinary Shares represented by the ADSs referenced herein and with full power to each of substitution.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

Exhibit 99.4

Depositary’s Notice of

Extraordinary General Meeting of

CHINA KANGHUI HOLDINGS

ADSs:	American Depositary Shares (“ADSs”).

ADS CUSIP No.:	16890V100.

ADS Record Date:	October 11, 2012.

Meeting Specifics:	Extraordinary General Meeting to be held on October 31, 2012 at 10:30 a.m. (local time) at the Company’s offices at No. 11 North Changjiang Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting.

ADS Voting Instructions Deadline:	On or before 10:30 a.m. (New York City time) on October 25, 2012.

Deposited Securities:	Ordinary Shares, par value US$0.001 per share, of China Kanghui Holdings, a company incorporated under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	Six (6) ordinary shares to one (1) ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of August 16, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 10:30 a.m. (New York City time) on

October 25, 2012.

The Company has announced that an Extraordinary General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed. Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. The Deposited Securities are voted as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Pursuant to the Company’s Articles of Association, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company, a poll may be demanded by the chairman of the general meeting or by any one member of the Company present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a person designated by the Company, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given and the Voting Instruction Card is actually received by the Depositary before 10:30 a.m., New York City time, on October 25, 2012, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company with full power to exercise the voting rights associated with the Ordinary Shares represented by your ADSs and with full power to each of substitution. You may include instructions to give a discretionary proxy to a person designated by the Company.

The Company has informed the Depositary that, pursuant to Cayman Islands law, registered holders of the Company’s Ordinary Shares are entitled to dissent and to appraisal rights in respect of the merger and that, under Cayman Islands law, in order to exercise his or her appraisal rights, a registered holder of the Company’s Ordinary Shares must provide written notice to the Company of his or her objection to the merger prior to the time of the vote to approve the merger at the extraordinary general meeting of the Company and within twenty (20) days of the date any approval notice of the merger is given by the Company, serve a notice of dissent demanding payment of the fair value of his or her Ordinary Shares of the Company. As a holder of ADSs you will not be able to exercise your appraisal rights. The Depositary will not exercise your appraisal rights on your behalf. Should you, as a holder of ADSs, wish to exercise your appraisal rights, you will need to surrender your ADSs to the Depositary for cancellation upon the terms of the Deposit Agreement and become a registered holder of the Company’s corresponding Ordinary Shares in the Cayman Islands. If you intend to cancel your ADSs to become a shareholder of Ordinary Shares and you wish to vote such Shares at the Meeting, do not send the enclosed Voting Instructions to the Depositary as you will be required, as part of the ADS cancellation process, to certify to the Depositary and the Company that you have not given and will not give, directly or indirectly, voting instructions to the Depositary in respect of the ADSs being cancelled. If you wish to vote as a holder of Ordinary Share please allow sufficient time for cancellation of your ADSs and the registration of the corresponding Ordinary Shares in your name prior to the close of business in the Cayman Islands on October 20, 2012, the Ordinary Share record date for the extraordinary general meeting on October 31, 2012. If you do not surrender your ADSs for cancellation and become a registered holder of the corresponding Ordinary Shares of the Company prior to the extraordinary general meeting on October 31, 2012, you will not be able to exercise your appraisal rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary